Confidential Draft Submission No. 1 submitted to the Securities and Exchange Commission on August 31, 2017. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-_____

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

METROPOLITAN BANK HOLDING CORP.

(Exact Name of Registrant as Specified in Its Charter)

New York	6712	13-4042724
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

99 Park Avenue

New York, New York 10016

(212) 365-6700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mark R. DeFazio

President and Chief Executive Officer

99 Park Avenue

New York, New York 10016

(212) 365-6700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Gary A. Lax, Esq.
Luse Gorman, PC
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015
(202) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for purposes of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriter has the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●], 2017

PRELIMINARY PROSPECTUS

________ Shares of Common Stock

This is the initial public offering of common stock by Metropolitan Bank Holding Corp., the holding company for Metropolitan Commercial Bank, a New York chartered commercial bank headquartered in New York, New York. The estimated initial public offering price is between $      and $      per share.

We are offering       shares of common stock and the selling stockholders are offering        shares of our common stock. We will not receive any proceeds from the sales of shares by the selling stockholders.

Prior to this offering, there has been no established public market for our common stock. We intend to apply to list our common stock on the [                     ] under the symbol “______”.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company disclosure standards.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 14 of this prospectus to read about factors you should consider before investing in our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting” for a description of all compensation payable to the underwriters.

The underwriters have an option to purchase up to an additional              shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the U. S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock in this offering are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares of our common stock against payment on or about [ ], 2017.

__________________

               [       ], 2017

About This Prospectus

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us” or “the Company” refer to Metropolitan Bank Holding Corp., a New York corporation, and its subsidiary Metropolitan Commercial Bank, which we sometimes refer to as “Metropolitan Commercial Bank,” “the Bank” or “our Bank.”

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Market and Industry Data

Within this prospectus, we reference certain market, industry and demographic data and other statistical information. We have obtained this data and information from various independent, third party industry sources and publications. Nothing in the data or information used or derived from third party sources should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them. Statements as to our market position are based on market data currently available to us. Although we are not aware of any misstatements regarding the economic, employment, industry and other market data presented herein, these estimates involve inherent risks and uncertainties and are based on assumptions that are subject to change.

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Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on management's assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•	we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended.

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SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read this entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes related thereto before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Our Company

We are a bank holding company headquartered in New York, New York and registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Through our wholly owned bank subsidiary, Metropolitan Commercial Bank, we provide a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and affluent individuals in the New York metropolitan area. Our founding members, including our Chief Executive Officer Mark DeFazio, recognized a need in the New York metropolitan area for a solutions oriented, relationship bank focused on middle market companies and real estate entrepreneurs who require loans of $2–20 million, a size often overlooked or deprioritized by larger financial institutions. Metropolitan Commercial Bank was established in 1999 with the goal of helping these underserved clients build and sustain wealth. Our motto, “The Entrepreneurial Bank,” is a reflection of our aspiration to develop a middle-market bank that shares the same entrepreneurial spirit of our clients. By combining the high-touch service and relationship-based focus of a community bank with the extensive suite of financial products and services offered by our largest competitors, we believe that we are well-positioned to continue to capitalize on the significant growth opportunities available in the New York metropolitan area. In addition to traditional commercial banking products, we offer cash management and retail banking services. We also serve as an issuing bank for debit card programs nationwide. These activities, together with our five strategically located banking centers, generate a stable source of low cost core deposits and a diverse loan portfolio with attractive risk-adjusted yields. As of June 30, 2017, our assets, loans, deposits and stockholders’ equity totaled $1.6 billion, $1.3 billion, $1.3 billion and $115 million, respectively.

We are focused on organically growing and expanding our position in the New York metropolitan area. Through our experienced team of commercial relationship managers and our integrated, client-centric approach, we have successfully demonstrated our ability to consistently grow market share by deepening existing client relationships and continually expanding our client base through referrals. We have grown our diversified loan portfolio at a 31% CAGR since 2013, with the majority of growth sourced from our Commercial Real Estate (“CRE”) and Commercial and Industrial (“C&I”) portfolios. Since initiating our transition to a core-funded institution with the opening of our first banking center in 2006, we have maintained a goal of converting many of our commercial lending clients into full retail relationship banking clients. This focus has enabled us to complement our strong loan growth with a deposit CAGR of 33% since 2013, which compares very favorably to the 9.7% annual deposit growth rate achieved by banks in the same local markets in which we operate. This deposit growth has been fueled primarily by low cost core deposits (deposits, excluding certificates of deposit), which now represent approximately 94.4% of total deposits as of June 30, 2017. Our deposits are primarily derived from three sources: our existing lending relationships, non-borrowing clients that are usually sourced through our banking centers and our debit card issuing business. This diversified approach provides us with a low cost core deposit base that is more than 50% non-interest bearing and has a total cost of deposits of 0.50% as of June 30, 2017. Given the size of the market in which we operate and our differentiated approach to client service, we believe there is significant opportunity to continue our loan and deposit growth trajectory.

As a bank holding company, we are subject to the supervision of the Board of Governors of the Federal Reserve System (“FRB”). We are required to file with the FRB reports and other information regarding our business operations and the business operations of our subsidiaries. As a state-chartered bank that is a member of the Federal Reserve System, the Bank is subject to primary supervision, periodic examination and regulation by the New York State Department of Financial Services (“NYSDFS”) and by the FRB as its primary federal regulator.

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Our Products and Services

We provide a comprehensive set of commercial and retail banking products and services customized to meet the needs of our clients. We also serve as an issuing bank for debit card programs nationwide.

Lending Products and Services:

We offer a broad range of lending products, primarily focused on CRE and C&I.

Our CRE products include acquisition loans, income-producing property financing, renovation loans, owner occupied, leasehold mortgages, construction loans, and lines of credit, retail, office, hospitality, multifamily, mixed use, warehouse and distribution, and specialty use properties. Our target clientele is New York metropolitan area real estate entrepreneurs with a net worth in excess of $5 million.

Our C&I products consist primarily of working capital lines of credit secured by accounts receivable and/or inventory of the borrower and by personal guarantees of the borrower’s principals, equipment leases, medical receivables-based loans, and trade finance, including letters of credit. Our commercial lending team has broad and deep expertise in middle market businesses in diverse industries including healthcare, especially nursing homes, manufacturing, trade and professional services. Our target commercial borrowers are middle market businesses in the New York metropolitan area with annual revenues below $200 million.

We have focused on lending to our CRE and C&I clients since our inception in 1999. In addition to lending to these clients, our client centric approach enables us to deepen our relationships through our treasury management and deposit products.

Retail Product and Services

Our retail banking services consist of a private banking-like experience for our retail depositors, combining high touch personal service with an array of products common among our largest competitors, such as checking, savings, and online banking products.

We also serve as an issuing bank for debit card programs nationwide. The Bank’s debit card issuing business offers a transparent, cost-effective alternative to cash and checks for governments, businesses, and individuals. Our products include general purpose reloadable (“GPR”), payroll, corporate, incentive, commission, rebates, and gift cards. We are one of the few U.S. banks that can issue debit cards for third party program managers and there is a high bar for entry due to the rigorous risk management and compliance requirements.

Our Market Area

Our primary market consists of New York City, specifically Manhattan and the outer boroughs. Approximately 91% of outstanding loans were to entities domiciled within the broader New York-Newark-Jersey City, NY-NJ-PA Metropolitan Statistical Area (the “New York MSA”) as of June 30, 2017, while all deposits (excluding those associated with the debit card issuing business) are based in the New York MSA. This market is well-diversified and represents the largest market for middle market businesses in the country (defined as businesses with between $5 million and $200 million in annual revenue). Middle-market businesses have changed in type, but not in substance, in recent decades following a commercial trend out of manufacturing and into services. Unlike other MSAs, this has been to the advantage of the middle-market business community in the New York metropolitan area, which has continued to grow at a better than average pace relative to other metropolitan regions in the United States.

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New York MSA employment by industry	Middle market businesses by MSA

Source: Bureau of Labor Statistics; Dun & Bradstreet OneSource

The New York MSA is also the largest market for deposits with $1.6 trillion of total deposits, 2.1 times larger than the next-largest MSA. Total deposits in the New York MSA have increased at an annual rate of 9.7% over the last five years. We operate five banking centers strategically located within close proximity to our target clients. We have three banking centers in midtown Manhattan, one banking center in Brooklyn, New York, and one banking center in Great Neck, Long Island. Our 99 Park Avenue banking center, adjacent to our headquarters, is located at the center of one of the largest markets for bank deposits in the New York MSA given the abundance of corporate and high net worth clients. Our Manhattan banking centers are centrally located in the heart of neighborhoods strongly identified with specific business sectors with which we have strong existing relationships. Our Brooklyn banking center is on an active commercial strip in the Boro Park neighborhood, which is home to many small and medium-sized businesses, and where several important existing lending clients live and work. Our newest banking center in Great Neck, Long Island represents a natural extension of our efforts to establish a physical footprint in areas where many of our existing and prospective commercial clients are located, and also serves as a central hub for philanthropic and community events. By the first quarter of 2018, we expect to open our sixth banking center on the Upper East Side of Manhattan, which is a market we have long sought to enter given the abundance of commercial clients and high net worth entrepreneurs.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and provide us with the necessary foundation to successfully execute on our business strategy.

Uniquely positioned in the attractive, vibrant New York City market. The New York MSA is the largest banking market in the country with a remarkable concentration of commercial and high net worth clients. It has proven itself as an economically attractive and stable market. During the “Great Recession” it did not suffer a downturn as severe as other metropolitan markets across the U.S. and recovered more quickly. Our charge-offs as a percent of average loans were limited to 0.50% at the height of the financial crisis. The New York commercial real estate market has historically outperformed other large markets across the country, and continues to demonstrate strength and stability.

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We believe our accessibility, tailored product offerings, and differentiated execution create a unique opportunity to distinguish ourselves in the market to our target clients, who we believe are under-served by today’s global financial services industry. Establishing banking centers in close proximity to a “critical mass” of our clients has advanced our ability to retain and grow core deposits, provided opportunities to deepen our client relationships, and enhanced our franchise value. As a result, each of our five banking centers achieved break-even profitability within the first full year of operations.

The ten largest financial institutions hold greater than 75% deposit share in the New York MSA while at the same time there is a scarcity of commercial banks our size (as illustrated in the table below). We believe the combination of our differentiated business model and unique position in the market has contributed meaningfully to our ability to generate outsized deposit growth and positions us well to capitalize on continued growth opportunities in the future.

Source: SNL Financial; dollar amounts in billions

Note: Deposit data as of June 30, 2016; For comparability of branch size, excludes deposits in excess of $10 billion in any given branch

Differentiated business model focused on client relationships. We pride ourselves on our excellent service, business-to-business orientation, and flat management structure, which together allow us to make timely lending decisions and provide differentiated execution. Our relationship managers and tellers are encouraged to get to know their customers, greet them by name, and take responsibility for personally answering their inquiries about products and services. The majority of our lending business is generated through principal to principal contacts and referrals, which contributes to a responsiveness to client requests that stands out in the marketplace. Our commercial lenders possess broad expertise across a diverse range of middle market businesses and have developed specialized expertise in commercial real estate, healthcare, manufacturing, import/export and services industries. All staff members, from management to tellers, are versed in our product and service offerings and are trained to be able to make recommendations or referrals in the interests of our clients.

We have funded a large portion of our loan growth with low cost deposits by converting our lending clients into full retail relationships and expanding our non-borrowing deposit relationships through our banking centers. Our retail banking philosophy of building our customer base one client at a time has enabled us to create the experience of a traditional relationship bank, where the customer knows the branch manager’s name and in turn is greeted by name at the door. We combine this personalized approach with all the technology and conveniences expected of a truly 21st century financial institution.

We also supplement our commercial and retail banking franchise with our debit card issuing program, which is an additional source of low cost deposits and fee income. We are one of the few U.S. banks that can issue debit cards to third-party program managers. Our history as a debit card issuer has provided us with insights into the needs and preferences of our clients, and we believe these insights have differentiated us in the market.

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Demonstrated loan growth driven by differentiated service. We have demonstrated our ability to generate robust loan growth and capture additional share in our market. We are able to accomplish this due to our deep client relationships and client development efforts. The majority of our growth comes from existing clients and by referrals; we especially focus on centers of influence in our communities, such as law firms or accounting practices, which are a key source of referrals. Further, we believe our entrepreneurial spirit and market knowledge position us to take advantage of growth opportunities not commonly available to other institutions.

Disciplined underwriting and enterprise risk management. We have developed underwriting and credit risk management processes tailored to each of our products and industry verticals, allowing us to construct a diversified asset portfolio. We believe that our industry experience and product knowledge has allowed us to develop processes, procedures and infrastructure in connection with offering specialized products that enable us to appropriately identify and mitigate the risks associated with these products and services. As a result, we were able to avoid all losses within the commercial real estate portfolio between June 1999 and December 2008. Losses within the commercial real estate portfolio peaked at 0.35% of the portfolio in 2010 and have been de minimus since 2014. Our track record of success is attributed to our insight into the New York metropolitan area, our focus on proactive credit risk management, and the desire to build a banking institution that will be respected for years to come. We believe our commercial real estate portfolio is fundamentally different relative to banks that experienced heavy losses during the financial crisis. Key differences include market insight among our borrowers and lenders, a well-diversified portfolio, and a lack of speculation. As a result, we believe we are positioned to continue to perform well in the current credit environment.

Diverse commercial real estate portfolio	Diverse commercial loan portfolio

Losses in the commercial portfolio increased in 2016 as a result of a $5.1 million one-time charge off related to the taxi medallion portfolio; however, our exposure to taxi medallions stands at only $3.7 million as of June 30, 2017, and credit performance in the commercial portfolio is expected to normalize.

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Charge-offs as a % of average loans

Core deposit funding. Since we opened our first banking center in 2006, we have developed a strong deposit franchise supported by a high level of core deposits and non-interest bearing deposits. As of June 30, 2017, core deposits (deposits, excluding certificates of deposit) comprised 94.4% of total deposits, while non-interest bearing deposits made up more than 50% of total deposits. Our loan and deposit portfolios have a symbiotic relationship whereby the conversion of commercial borrowing clients into full retail relationship banking clients fuels an expanded deposit base to fund additional commercial loans. Our strategy of funding with core deposits differentiates us from our competitors who often rely more heavily on wholesale funding or brokered deposits. Our wholesale funding and brokered deposits represent 13% of our assets as compared to 20% for our competitors as of June 30, 2017. As a result of our stable base of core deposits we expect to be able to support our clients throughout economic cycles.

Deposit composition

Well positioned for rising rate environment due to proactive asset / liability management. Over the last several years, in anticipation of moving into a rising rate environment, we have actively increased the amount of floating-rate loans in our real estate loan portfolio, and reduced the amount of multi-year fixed-rate loans. Our average loan maturity is now only 35 months. As of June 30, 2017, approximately 39% of our total loan portfolio was floating-rate. We currently fund the majority of our existing loan portfolio with core deposits. As a result of our structural asset sensitivity we expect our net interest income to increase 11.4% for a 200bps increase in the yield curve.

Interest-earning assets / interest-bearing liabilities

Scalable operating model. We have invested heavily over the last several years in people and infrastructure to enhance and expand our capabilities so we can provide a full range of commercial and retail financial services to our clients. These investments include building and staffing our five existing retail banking centers, developing a full range of transaction services such as business online banking, merchant processing, and mobile banking and creating customized software for our specialized industry verticals. We believe that as a result of these investments, we have the operating leverage to support our future growth without causing our noninterest expenses to incrementally increase by a corresponding amount.

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Experienced management team. Our leadership team consists of senior managers with an average of over 25 years of experience in the banking and non-banking financial services industries. All of our senior management team has deep expertise in the New York City metropolitan market and most have experience working at larger financial institutions. We believe the experience, relationships, and entrepreneurial culture of our management team as well as our Board of Directors have been and will continue to be key drivers of our growth. Our key leadership team includes:

•	Mark R. DeFazio, President, Chief Executive Officer and Director. Mark R. DeFazio is a founding member of Metropolitan Commercial Bank. Since its inception, he has served as the Bank’s President. In 2002, he was elevated by the Board of Directors to Chief Executive Officer and President. Mr. DeFazio started his banking career in 1982. His first banking position was with Richmond County Savings Bank on Staten Island, where he held several positions in areas such as operations, auditing and real estate lending. Prior to starting with Metropolitan Commercial Bank, Mr. DeFazio was employed by Israel Discount Bank for 13 years. His last position at Israel Discount Bank was Senior Vice President and Head of Commercial Real Estate.

•	Sangeeta Kishore, Executive Vice President and Chief Financial Officer. Sangeeta Kishore joined Metropolitan Commercial Bank as the Executive Vice President and Chief Financial Officer on June 13, 2016. Ms. Kishore brings over 13 years of banking experience with expertise in finance, banking operations, risk management, and strategic planning. Prior to joining Metropolitan, Ms. Kishore served as the Senior Executive Vice President, Chief Financial Officer, and Senior Risk Officer at Kish Bancorp, Inc. starting in 2011.

•	Nick Rosenberg, Executive Vice President and Chief Technology Officer. Nick Rosenberg joined Metropolitan Commercial Bank and has served as its Executive Vice President and Chief Technology Officer since July 2002. Prior to joining Metropolitan Commercial Bank, Mr. Rosenberg served as the Technology Director of PDT Limited, Manchester, United Kingdom.

•	Michael Guarino, Senior Vice President and Legal Counsel. Michael Guarino joined Metropolitan Commercial Bank in 2008 after 13 years at Israel Discount Bank, where he served, among other capacities, as a compliance officer, an AML-BSA officer, risk management liaison, CRA officer, and Assistant Secretary. Prior to Israel Discount, Mr. Guarino served for ten years in various compliance and legal capacities at First Fidelity/First Union Bank of New Jersey, and before that for eight years as Assistant Treasurer and a Legal Analyst at Chase Manhattan Bank.

•	Karen Rojeski, Senior Vice President and Chief Credit Risk Officer. Karen Rojeski serves as Senior Vice President and Chief Credit Officer at Metropolitan Commercial Bank. Ms. Rojeski has over 25 years commercial banking experience including assignments in workout and non-performing commercial and commercial real estate loans.

•	David Lowery, First Vice President and Head of Commercial Real Estate. David Lowery joined Metropolitan Commercial Bank in September 2015. Prior to joining Metropolitan Commercial Bank, Mr. Lowery held the position of Vice President, Senior Relationship Manager in the Commercial Real Estate Group at M&T Bank in New York.

•	Matthew McNeill, First Vice President and Head of Commercial Lending. Matthew McNeill joined Metropolitan Commercial Bank in August 2013. Prior to joining Metropolitan Commercial Bank, Mr. McNeill held the position of Vice President, Senior Business Relationship Manager at HSBC Bank in New York.

•	Laura Capra, Senior Vice President, Retail Banking. Laura Capra joined Metropolitan Commercial Bank in October 2012. Prior to joining Metropolitan Commercial Bank, Ms. Capra held the position of SVP Regional Executive of Sovereign Bank. At Sovereign, Ms. Capra was directly responsible for building Sovereign’s retail banking presence in New York City, which ultimately consisted of 18 retail branches.

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Our Business Strategy

Our strategy is to continue to build a relationship-oriented commercial bank through organically growing our existing client relationships and developing new long-term clients. We focus on New York metropolitan area middle-market businesses with annual revenue of $200 million or less and New York metropolitan area real estate entrepreneurs with a net worth of $5 million or more. We look to originate and service CRE and C&I loans of between $2 million and $20 million, which we believe is generally an under-served segment of the market. As we grow, we plan to continue our success in converting many of our lending clients into full retail relationships. Our top 100 clients have an average net worth of nearly $150 million and average liquidity of nearly $14 million, which we believe represents a meaningful opportunity to deepen our relationships.

We differentiate ourselves in the marketplace by offering excellent service, competitive products, innovative solutions, a relatively flat management structure giving clients access to senior management, and an ability to make lending decisions in a timely manner combined with guarantee of execution. Our lending team has developed industry expertise that enables us to better understand our clients’ businesses and differentiates us from other banks in our market. We believe we are positioned in a market area offering us significant growth opportunities on which we can capitalize.

On-Going Relationships and Tailored Products. Everything we do, from the people we recruit, to the retail locations we choose, to the products we offer, is optimized toward the goal of helping our clients build and sustain wealth. We believe our focus on our clients in all aspects of their business, including our cash management solutions as well as lending to support business growth, positions us to be able to provide a host of services our clients need now and will continue to need as they grow their businesses. We have the flexibility and commitment to create solutions tailored to the needs of each client. We intend to continue leveraging the quality of our team, our existing relationships and our client-centered approach to further grow our tailored banking solutions, build deeper relationships and increase penetration in our market area. Additionally, we are always working to improve our team by attracting and developing individuals that embody our spirit as “The Entrepreneurial Bank.” This ensures that we continue to meet our high standard of excellence, which drives relationships and loan growth.

Strong Core Deposit Franchise. The strength of our deposit franchise comes from the long-standing relationships we have with our clients and the strong ties we have in our market area. We provide our commercial clients with convenient solutions such as remote deposit capture and business online banking. We expect to continue our success of converting our lending clients into full retail clients. We also plan to strategically expand our retail presence. By the first quarter of 2018, we expect to open our sixth banking center on the Upper East Side of Manhattan, which is a market we have long sought to enter given the abundance of commercial clients and high net worth entrepreneurs. We will also carefully consider further expansion of our banking center network.

Our debit card issuing business is the other major source of our core deposit base. We expect the debit card issuing business to continue to be a source of low cost deposits, and as our partners grow their own customer bases we expect to benefit as their debit card issuer. Additionally we expect to continue to add incremental partners to our program. Our debit card issuing business brings a source of fee income in addition to low cost deposits.

Scalable operating model. We have invested significantly in our bankers, infrastructure and technology in recent years, which we believe has created a scalable platform that will support future growth. Our bankers and banking centers continue to scale in size, and we believe there is capacity to grow our business without making significant additional investments, which we expect will improve operating efficiencies over time. As a result of the investments we made in previous years, our efficiency ratio has fallen to 57% for the six months ended June 30, 2017, which we believe will continue to improve with additional scale.

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Corporate Information

Our principal executive offices are located at 99 Park Avenue, 4th Floor, New York, New York 10016, and our telephone number is (212) 659-0600. Our principal website is www.metropolitanbankny.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

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The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Underwriter’s option to purchase additional shares	shares from us

Common stock outstanding after completion of this offering	shares (or shares if the underwriters exercise their purchase option in full).

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based on an assumed public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus. We intend to use the net proceeds that we receive from this offering to support the growth in Metropolitan Commercial Bank’s loan portfolio, including the possibility of making larger loans due to the increased lending limits, to finance potential strategic acquisitions to the extent such opportunities arise and for other general corporate purposes, which could include other growth initiatives. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We have not declared or paid any dividends on our common stock. We currently intend to retain all of our future earnings, if any, for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors that our board of directors deems relevant. See “Dividend Policy.”

Listing and trading symbol	We intend to apply to list our common stock on the ___________ under the symbol “ .”

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

________________

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Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after the completion of this offering is based on 4,633,012 shares outstanding as of June 30, 2017 and:

•	assumes no exercise of the underwriter’s option to purchase up to additional shares of common stock from us;

•	excludes 276,500 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $19.97 per share (276,500 shares of which are currently exercisable) as of June 30, 2017;

•	excludes 823,122 shares of our common stock reserved for issuance in connection with restricted stock awards, restricted stock unit awards, and stock options available for issuance under our 2009 Equity Incentive Plan as of June 30, 2017; and

•	excludes 272,636 shares of our Class B Preferred Stock that are not convertible by the holder, but are convertible on a one-for-one basis into shares of our common stock under certain circumstances. See “Description of Capital Stock.”

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Summary Historical Consolidated Financial Data

The following table sets forth summary historical consolidated financial data as of the dates and for the periods shown. The summary financial data as of and for the year ended December 31, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 has been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, has been prepared on the same basis as the audited financial statements and includes all normal and recurring adjustments that we consider necessary for a fair presentation. Operating results for prior periods are not necessarily indicative of the results that may be expected for any future period. The information should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Risk Factors,” “Management Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	At June 30,	At December 31,
	2017	2016	2015
	(In thousands)

Selected Financial Condition Data:

Total assets	$1,586,774	$1,220,301	$964,788
Cash and cash equivalents	227,553	82,931	65,647
Investment securities available for sale	35,610	37,329	47,467
Investment securities held to maturity	5,968	6,500	4,974
Loans, net	1,271,244	1,042,731	810,356
Premises and equipment, net	5,744	5,035	4,640
FRB stock, at cost	3,904	3,239	2,384
FHLB stock, at cost	4,362	4,349	5,022
Accrued interest receivable	3,059	2,735	2,301
Goodwill	9,733	9,733	9,733
Other assets	19,597	25,719	12,264
Total liabilities	1,471,795	1,110,810	888,836
Deposits	1,329,298	993,780	766,039
Borrowed funds	73,802	78,418	96,147
Subordinated debentures	20,620	20,620	20,620
Subordinated notes	24,453	—	—
Other liabilities	23,622	17,992	6,030
Total equity	114,979	109,491	75,952

	For the Six months ended June 30,		For the Years Ended December 31,
	2017	2016	2016	2015
	(In thousands)
Selected Income Statement Data:

Interest and dividend income	$26,490	$20,900	$44,155	$32,682
Interest expense	3,941	3,079	6,089	5,260
Net interest income	22,549	17,821	38,066	27,422
Provision for loan losses	2,360	1,810	8,060	2,015
Net interest income after provision for loan losses	20,189	16,011	30,006	25,407
Noninterest income	2,818	2,815	5,423	4,498
Noninterest expense	14,376	12,905	27,371	23,077
Income before income tax expense	8,631	5,921	8,058	6,828
Income tax expense	3,431	2,406	3,045	2,559
Net income	$5,200	$3,515	$5,013	$4,269

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	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2017	2016	2016	2015

Selected Financial Ratios and Other Data:

Performance Ratios: (1)
Return on average assets	0.78%	0.67%	0.46%	0.50%
Return on average equity	9.26%	9.07%	5.56%	6.21%
Interest rate spread (2)	3.50%	3.47%	3.53%	3.33%
Net interest margin (3)	3.54%	3.50%	3.57%	3.36%
Efficiency ratio (4)	56.67%	62.54%	62.94%	72.29%
Non-interest expense to average total assets	2.16%	2.45%	2.49%	2.71%
Average interest-earning assets to average interest-bearing liabilities	172.04%	152.01%	158.74%	139.52%
Average equity to average total assets	8.42%	7.36%	8.22%	8.06%

Asset Quality Ratios:
Non-performing assets to total assets	0.29%	0.25%	0.30%	0.22%
Non-performing loans to total loans	0.36%	0.29%	0.35%	0.25%
Allowance for loan losses to non-performing loans	304.47%	427.24%	322.82%	478.38%
Allowance for loan losses to total loans	1.09%	1.23%	1.12%	1.21%

Capital Ratios:
Company regulatory capital ratios:
Tier 1 leverage	8.91%	8.14%	10.49%	9.34%
Tier 1 risk-based capital	9.62%	9.57%	11.32%	10.93%
Total risk-based capital	12.63%	10.82%	12.45%	11.98%
Common equity tier 1 capital	7.67%	9.15%	10.80%	10.44%
Bank regulatory capital ratios:
Tier 1 leverage	10.21%	8.19%	10.41%	9.26%
Tier 1 risk-based capital	11.29%	9.62%	11.25%	10.83%
Total risk-based capital	12.38%	10.87%	12.38%	12.08%
Common equity tier 1 capital	11.29%	9.62%	11.25%	10.83%

Other Data:
Number of full service offices	5	5	5	5

(1)	Annualized for the six-month periods ended June 30, 2017 and 2016.
(2)	Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the year.
(3)	The net interest margin represents net interest income as a percent of average interest-earning assets for the year.
(4)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should carefully consider the risks described below, together with all other information included in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. We believe the events described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occurs, our business, prospects, financial condition, results of operations and cash flow could be materially and adversely affected. In such an event, the value of our common stock could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements, estimates and projections that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements, estimates and projections as a result of specific factors, including the risk factors described below.

Risks Related to Our Business

Because we intend to continue to increase our commercial loans, our credit risk may increase.

At June 30, 2017, our commercial loans totaled $332 million, or 25.8% of our total loans. We intend to increase our originations of commercial loans, including working capital lines of credit, equipment financing, healthcare and medical receivables, documentary letters of credit and standby letters of credit. These loans generally have more risk than one- to four-family residential mortgage loans and commercial loans secured by real estate. Since repayment of commercial loans depends on the successful management and operation of the borrower’s businesses, repayment of such loans can be affected by adverse conditions in the local and national economy. In addition, commercial loans generally have a larger average size as compared with other loans such as residential loans, and the collateral for commercial loans is generally less readily-marketable. Our plans to increase our origination of these loans could result in a material adverse impact on our financial condition and results of operations. An adverse development with respect to one loan or one credit relationship can expose us to significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan or a commercial real estate loan.

A substantial portion of our loan portfolio consists of multifamily real estate loans and commercial real estate loans, which have a higher degree of risk than other types of loans.

At June 30, 2017, we had $179.2 million of multifamily loans and $670 million of commercial real estate loans. Multifamily and commercial real estate loans represented 66% of our total loan portfolio at June 30, 2017.

Multifamily and commercial real estate loans are often larger and involve greater risks than other types of loans. Because payments on such loans are often dependent on the successful operation or development of the property or business involved, repayment of such loans is often more sensitive than other types of loans to adverse conditions in the real estate market or the general business climate and economy. Accordingly, a downturn in the real estate market and a challenging business and economic environment may increase our risk related to multifamily and commercial real estate loans. Unlike residential mortgage loans, which generally are made on the basis of the borrowers' ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, multifamily and commercial real estate loans typically are made on the basis of the borrowers' ability to make repayment from the cash flow of the commercial venture. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired. In addition, due to the larger average size of each multifamily and commercial real estate loan as compared with other loans such as residential loans, as well as collateral that is generally less readily-marketable, losses incurred on a small number of multifamily and commercial real estate loans could have a material adverse impact on our financial condition and results of operations.

In recent years, commercial real estate markets have been experiencing substantial growth, and increased competitive pressures have contributed significantly to historically low capitalization rates and rising property values. Commercial real estate prices, according to many U.S. commercial real estate indices, are currently above the 2007 peak levels that contributed to the financial crisis. In addition, we are exposed to the New York commercial real estate market in particular. If the local economy, and particularly the real estate market, declines, the rates of delinquencies, defaults, foreclosures, bankruptcies and losses in our loan portfolio would likely increase. A failure to adequately implement enhanced risk management policies, procedures and controls could adversely affect our ability to increase this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses, from this portfolio. At June 30, 2017, non-performing commercial real estate mortgage loans totaled $841,000, or 0.1% of our total portfolio of commercial real estate mortgage loans.

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In addition, commercial real estate loan concentration is an area that has experienced heightened regulatory focus. Under joint guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” (the “CRE Guidance”) issued by the FRB, the Office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation (“FDIC”), banks with holdings of commercial real estate, land development, construction, and certain multi-family loans in excess of certain thresholds must employ heightened risk management practices. These loans are also subject to written policies that are required by applicable regulations and that establish certain limits and standards. See “Supervision and Regulation—Lending Standards and Guidance.” Any limitations on our commercial real estate, multi-family or construction lending, as a result of our need to comply with applicable regulations, regulatory guidance or supervisory expectations or otherwise, could have an adverse impact on our net interest income and could have a material adverse effect on our financial condition and results of operations.

We must maintain and follow high loan underwriting standards to grow safely.

Our ability to grow our assets safely depends on maintaining disciplined and prudent underwriting standards and ensuring that our relationship managers and lending personnel follow those standards. The weakening of these standards for any reason, such as to seek higher yielding loans, or a lack of discipline or diligence by our employees in underwriting and monitoring loans, may result in loan defaults, foreclosures and additional charge-offs and may necessitate that we significantly increase our allowance for loan losses, any of which could adversely affect our net income. As a result, our business, results of operations, financial condition or future prospects could be adversely affected.

As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.

Our business and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States. In addition, economic conditions in foreign countries, including uncertainty over the stability of the euro currency, could affect the stability of global financial markets, which could hinder U.S. economic growth. Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is also characterized by interest rates at near historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our investment portfolio. All of these factors are detrimental to our business, and the interplay between these factors can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.

A substantial majority of our loans and operations are in New York, and therefore our business is particularly vulnerable to a downturn in the New York City economy.

Unlike larger financial institutions that are more geographically diversified, a large portion of our business is concentrated primarily in the state of New York, and in New York City in particular. As of June 30, 2017, 91% of our loan portfolio was in New York MSA and our loan portfolio had concentrations of 75% in New York City. If the local economy, and particularly the real estate market, declines, the rates of delinquencies, defaults, foreclosures, bankruptcies and losses in our loan portfolio would likely increase. As a result of this lack of diversification in our loan portfolio, a downturn in the local economy generally and real estate market specifically could significantly reduce our profitability and growth and adversely affect our financial condition.

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Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and cash flows depend to a great extent upon the level of our net interest income, or the difference between the interest income we earn on loans, investments and other interest earning assets, and the interest we pay on interest bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.

When interest bearing liabilities mature or reprice more quickly, or to a greater degree than interest earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest earning assets mature or reprice more quickly, or to a greater degree than interest bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest earning assets, loan origination volume and our overall results. Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.

Our smaller size makes it more difficult for us to compete.

Our smaller size makes it more difficult to compete with other financial institutions which are generally larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Because our principal source of income is the net interest income we earn on our loans and investments after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance such investments is limited by the size of our loan and investment portfolios. In addition, we compete with many larger financial institutions and other financial companies who operate in the cash management solutions business. Accordingly, we are not always able to offer new products and services as quickly as our competitors. Our lower earnings also make it more difficult to offer competitive salaries and benefits. As a smaller institution, we are also disproportionately affected by the continually increasing costs of compliance with new banking and other regulations.

We may not be able to grow, and if we do we may have difficulty managing that growth.

Our business strategy is to continue to grow our assets and expand our operations, including through potential strategic acquisitions; although there are no plans or arrangements to make any acquisitions in the near future. One of our current growth initiatives is our plan to open our sixth banking center on the Upper East Side of Manhattan in the first quarter of 2018. Our ability to grow depends, in part, upon our ability to expand our market share, successfully attract core deposits, and to identify loan and investment opportunities as well as opportunities to generate fee-based income. We can provide no assurance that we will be successful in increasing the volume of our loans and deposits at acceptable levels and upon terms acceptable to us. We also can provide no assurance that we will be successful in expanding our operations organically or through strategic acquisition while managing the costs and implementation risks associated with this growth strategy.

We expect to continue to experience growth in the number of our employees and customers and the scope of our operations, but we may not be able to sustain our historical rate of growth or continue to grow our business at all. Our success will depend upon the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships, and to hire, train and manage our employees. In the event that we are unable to perform all these tasks and meet these challenges effectively, including continuing to attract core deposits, our operations, and consequently our earnings, could be adversely impacted.

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Any future acquisitions will subject us to a variety of risks, including execution risks, failure to realize anticipated transaction benefits, and failure to overcome integration risks, which could adversely affect our growth and profitability.

We plan to grow our businesses organically. Although we do not currently have any plans, arrangements or understandings to make any acquisitions in the near-term, from time to time in the future we may consider acquisition opportunities that we believe support our businesses and enhance our profitability. In the event that we do pursue acquisitions, we may have difficulty executing on acquisitions and may not realize the anticipated benefits of any transaction we complete. Any of the foregoing matters could materially and adversely affect us.

Generally, any acquisition of target financial institutions, branches or other banking assets by us will require approval by, and cooperation from, a number of governmental regulatory agencies, possibly including the FRB, NYSDFS, and the FDIC. Such regulators could deny our application, which would restrict our growth, or the regulatory approvals may not be granted on terms that are acceptable to us. For example, we could be required to sell branches as a condition to receiving regulatory approvals, and such a condition may not be acceptable to us or may reduce the benefit of an acquisition.

As to any acquisition that we complete, we may fail to realize some or all of the anticipated transaction benefits if the integration process takes longer or is more costly than expected or otherwise fails to meet our expectations.

In addition, acquisition activities could be material to our business and involve a number of risks, including the following:

•	incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

•	projected results may vary significantly from actual results;

•	intense competition from other banking organizations and other inquirers for acquisitions;

•	potential exposure to unknown or contingent liabilities of banks and businesses we acquire;

•	unexpected asset quality problems;

•	the time and expense required to integrate the operations and personnel of the combined businesses;

•	experiencing higher operating expenses relative to operating income from the new operations;

•	creating an adverse short-term effect on our results of operations;

•	losing key employees and customers as a result of an acquisition that is poorly received;

•	significant problems relating to the conversion of the financial and customer data of the entity;

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•	integration of acquired customers into our financial and customer product systems;

•	risk of assuming businesses with internal control deficiencies; or

•	risks of impairment to goodwill or other than temporary impairment of investment securities.

Depending on the condition of any institution or assets or liabilities that we may acquire, that acquisition may, at least in the near term, adversely affect our capital and earnings and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not be successful in overcoming these risks or any other problems encountered in connection with potential acquisitions, and any acquisition we may consider will be subject to prior regulatory approval. Also, acquisitions may involve the payment of a premium over book and market values and, therefore, some dilution of our book value and net income per common share may occur in connection with any future transaction. Our inability to overcome these risks could have a material adverse effect on our profitability, return on equity and return on assets, our ability to implement our business strategy and enhance stockholder value, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Changes in card network fees could impact our operations.

From time to time, the card networks increase the fees (known as interchange fees) that they charge to acquirers and that we charge to our merchants. It is possible that competitive pressures will result in us absorbing a portion of such increases in the future, which would increase our costs, reduce our profit margin and adversely affect our business and financial condition. In addition, the card networks require certain capital requirements. An increase in the required capital level would further limit our use of capital for other purposes.

Changes in card network rules or standards could adversely affect our business.

In order to provide our debit card and cash management solutions, we are members of the Visa and MasterCard networks. As such, we are subject to card network rules that could subject us to a variety of fines or penalties that may be assessed on us. The termination of our membership or any changes in card network rules or standards, including interpretation and implementation of existing rules or standards, could increase the cost of operating our merchant servicer business or limit our ability to provide debit card and cash management solutions to or through our customers, and could have a material adverse effect on our business, financial condition and results of operations.

Our business could suffer if there is a decline in the use of prepaid cards as a payment mechanism or if there are adverse developments with respect to the prepaid financial services industry in general.

As the prepaid financial services industry evolves, consumers may find prepaid financial services to be less attractive than traditional or other financial services. Consumers might not use prepaid financial services for any number of reasons, including the general perception of our industry. If consumers do not continue or increase their usage of prepaid cards, including making changes in the way prepaid cards are loaded, our operating revenues and prepaid card deposits may remain at current levels or decline. Any projected growth for the industry may not occur or may occur more slowly than estimated. If consumer acceptance of prepaid financial services does not continue to develop or develops more slowly than expected or if there is a shift in the mix of payment forms, such as cash, credit cards, traditional debit cards and prepaid cards, away from our products and services, it could have a material adverse effect on our financial position and results of operations.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

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We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

If the allowance for loan losses is not sufficient to cover actual loan losses, earnings could decrease.

Loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. We may experience significant credit losses, which could have a material adverse effect on our operating results. Various assumptions and judgments about the collectability of the loan portfolio are made, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of many loans. In determining the amount of the allowance for loan losses, management reviews the loans and the loss and delinquency experience and evaluates economic conditions.

At June 30, 2017, our allowance for loan losses as a percentage of total loans, net of unearned income, was 1.09%. The determination of the appropriate level of allowance is subject to judgment and requires us to make significant estimates of current credit risks and future trends, all of which are subject to material changes. If assumptions prove to be incorrect, the allowance for loan losses may not cover probable incurred losses in the loan portfolio at the date of the financial statements. Significant additions to the allowance would materially decrease net income. Non-performing loans may increase and non-performing or delinquent loans may adversely affect future performance. We had $4.6 million in non-performing loans at June 30, 2017. In addition, federal and state regulators periodically review the allowance for loan losses, the policies and procedures we use to determine the level of the allowance and the value attributed to nonperforming loans or to real estate acquired through foreclosure. Such regulatory agencies may require an increase in the allowance for loan losses or recognize further loan charge-offs. Any significant increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our results of operations and financial condition. See “Risk Factors—The FASB has recently issued an accounting standard update that will result in a significant change in how we recognize credit losses and may have a material impact on our financial condition or results of operations.”

Changes in the valuation of our securities portfolio could hurt our profits and reduce our stockholders’ equity.

Our securities portfolio may be impacted by fluctuations in market value, potentially reducing accumulated other comprehensive income and/or earnings. Fluctuations in market value may be caused by changes in market interest rates, lower market prices for securities and limited investor demand. Management evaluates securities for other-than-temporary impairment on a quarterly basis, with more frequent evaluation for selected issues. In analyzing a debt issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, industry analysts’ reports and, to a lesser extent given the relatively insignificant levels of depreciation in our debt portfolio, spread differentials between the effective rates on instruments in the portfolio compared to risk-free rates. In analyzing an equity issuer’s financial condition, management considers industry analysts’ reports, financial performance and projected target prices of investment analysts within a one-year time frame. If this evaluation shows impairment to the actual or projected cash flows associated with one or more securities, a potential loss to earnings may occur. Changes in interest rates can also have an adverse effect on our financial condition, as our available-for-sale securities are reported at their estimated fair value, and therefore are impacted by fluctuations in interest rates. We increase or decrease our stockholders’ equity by the amount of change in the estimated fair value of the available-for-sale securities, net of taxes. Declines in market value could result in other-than-temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Securities Portfolio.”

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We may not be able to adequately measure and limit the credit risk associated with our loan portfolio, which could adversely affect our profitability.

As a part of the products and services that we offer, we make commercial loans and commercial real estate loans. The principal economic risk associated with each class of loans is the creditworthiness of the borrower, which is affected by the strength of the relevant business market segment, local market conditions, and general economic conditions. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower’s ability both to properly evaluate changes in the supply and demand characteristics affecting our market for products and services, and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property. A failure to effectively measure and limit the credit risk associated with our loan portfolio could have an adverse effect on our business, financial condition, and results of operations.

Changes in economic conditions could cause an increase in delinquencies and nonperforming assets, including loan charge-offs, which could depress our net income and growth.

Our loan portfolio includes many real estate secured loans, demand for which may decrease during economic downturns as a result of, among other things, an increase in unemployment, a decrease in real estate values and, a slowdown in housing. If we see negative economic conditions develop in the United States as a whole or our New York market, we could experience higher delinquencies and loan charge-offs, which would reduce our net income and adversely affect our financial condition. Furthermore, to the extent that real estate collateral is obtained through foreclosure, the costs of holding and marketing the real estate collateral, as well as the ultimate values obtained from disposition, could reduce our earnings and adversely affect our financial condition.

We operate in a highly competitive industry and face significant competition from other financial institutions and financial services providers, which may decrease our growth or profits.

Consumer and commercial banking as well as cash management solutions are highly competitive industries. Our market area contains not only a large number of community and regional banks, but also a significant presence of the country’s largest commercial banks. We compete with other state and national financial institutions, as well as savings and loan associations, savings banks, and credit unions, for deposits and loans. In addition, we compete with financial intermediaries, such as consumer finance companies, specialty finance companies, commercial finance companies, mortgage banking companies, insurance companies, securities firms, mutual funds, and several government agencies, as well as major retailers, all actively engaged in providing various types of loans and other financial services, including cash management solutions. We also face significant competition from many larger institutions. Some of these competitors may have a long history of successful operations nationally as well as in our market area and greater ties to businesses and more expansive banking relationships, as well as more established depositor bases, fewer regulatory constraints, and lower cost structures than we do. Competitors with greater resources may possess an advantage through their ability to maintain numerous banking locations in more convenient sites, to conduct more extensive promotional and advertising campaigns, or to operate a more developed technology platform. Due to their size, many competitors may offer a broader range of products and services, as well as better pricing for certain products and services than we can offer. For example, in the current low interest rate environment, competitors with lower costs of capital may solicit our customers to refinance their loans with a lower interest rate. Further, increased competition among financial services companies due to the recent consolidation of certain competing financial institutions may adversely affect our ability to market our products and services. Technology has lowered barriers to entry and made it possible for banks and specifically finance companies to compete in our market area and for non-banks to offer products and services traditionally provided by banks.

The financial services industry could become even more competitive as a result of legislative, regulatory, and technological changes and continued consolidation. Banks, securities firms, and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking.

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Our ability to compete successfully depends on a number of factors, including:

•	our ability to develop, maintain, and build upon long-term customer relationships based on quality service and market knowledge;

•	our ability to attract and retain qualified employees to operate our business effectively;

•	our ability to expand our market position;

•	the scope, relevance, and pricing of products and services that we offer to meet customer needs and demands;

•	customer satisfaction with our level of service; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could harm our business, financial condition, and results of operations.

We rely heavily on our executive management team and other key employees, and we could be adversely affected by the unexpected loss of their services.

Our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skills, knowledge of our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Further, our ability to retain key officers and employees may be impacted by legislation and regulation affecting the financial services industry. In 2016, the FRB and several other federal financial regulators revised and re-proposed rules to implement Section 956 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). Section 956 directed regulators to jointly prescribe regulations or guidelines prohibiting incentive-based payment arrangements, or any feature of any such arrangement, at covered financial institutions, which includes a bank or bank holding company with $1 billion or more in assets, such as the Company and the Bank, that encourage inappropriate risks by providing excessive compensation or that could lead to a material financial loss. Further, the rule imposes enhanced risk management controls and governance and internal policy and procedure requirements with respect to incentive compensation. Accordingly, we may be at a disadvantage to offer competitive compensation compared to other financial institutions (as referenced above) or companies in other industries, which may not be subject to the same requirements.

A lack of liquidity could adversely affect our financial condition and results of operations.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff, which are strongly influenced by such external factors as the direction of interest rates, whether actual or perceived; local and national economic conditions’ and competition for deposits in the markets we serve. If customers move money out of bank deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income. Any changes we make to the rates offered on our deposit products to remain competitive with other financial institutions may also adversely affect our profitability and liquidity. Further, the demand for the deposit products we offer may be reduced due to a variety of factors such as demographic patterns, changes in customer preferences, reductions in consumers’ disposable income, the monetary policy of the FRB, regulatory actions that decrease customer access to particular products or the availability of competing products.

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Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities, and proceeds from the issuance and sale of our equity securities to investors. Additional liquidity is provided by the ability to borrow from the Federal Home Loan Bank of New York. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in our markets or by one or more adverse regulatory actions against us.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring, and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers, and caring about our customers. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected. Further, negative public opinion can expose us to litigation and regulatory action as we seek to implement our growth strategy, which would adversely affect our business, financial condition and results of operations.

We have lower lending limits and different lending risks than certain of our larger, more diversified competitors.

We are a community banking institution that provides banking services to the local communities in the market areas in which we operate. Our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to individuals and to small and medium-sized businesses, which may expose us to greater lending risks than those of banks that lend to larger, better-capitalized businesses with longer operating histories. In addition, our legally mandated lending limits are lower than those of certain of our competitors that have more capital than we do. As a result of our size, at June 30, 2017, our legal lending limit was $24 million. Our lower lending limits may discourage borrowers with lending needs that exceed our limits from doing business with us. We may try to serve such borrowers by selling loan participations to other financial institutions; however, this strategy may not succeed.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as we expand. Similar to other large corporations, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. As discussed below, we are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

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The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. Our future success will depend in part upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience as well as to provide secure electronic environments and create additional efficiencies in our operations as we continue to grow and expand our market area. We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. In connection with implementing new operational and technology enhancements or products in the future, we may experience certain operational challenges (e.g. human error, system error, incompatibility, etc.) which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner. Many of our larger competitors have substantially greater resources to invest in operational and technological infrastructure and have invested significantly more than us in operational and technological infrastructure. As a result, they may be able to offer additional or more convenient products compared to those that we will be able to provide, which would put us at a competitive disadvantage. Accordingly, we may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our clients, which could impair our growth and profitability.

We also outsource some of our operational and technological infrastructure, including modifications and improvements to these systems, to third parties. Specifically, we depend on third parties to provide our core systems processing, essential web hosting and other internet systems, deposit processing and other processing services. In connection with our debit card and cash management solutions business, we rely on various third parties to provide processing and clearing and settlement services to us in connection with card transactions. If these third-party service providers experience difficulties, fail to comply with banking regulations or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected, perhaps materially. Even if we are able to replace them, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into its existing businesses.

A failure in our operational systems or infrastructure, or those of third parties, could impair our liquidity, disrupt our businesses, result in the unauthorized disclosure of confidential information, damage our reputation and cause financial losses.

Our business, and in particular, our debit card and cash management solutions business, is partially dependent on our ability to process and monitor, on a daily basis, a large number of transactions, many of which are highly complex, across numerous and diverse markets. These transactions, as well as the information technology services we provide to clients, often must adhere to client-specific guidelines, as well as legal and regulatory standards. Due to the breadth of our client base and our geographical reach, developing and maintaining our operational systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts. Our financial, accounting, data processing or other operating systems and facilities, and, as discussed above, those of the third-party service providers upon which we depend, may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, such as a spike in transaction volume, cyber-attack or other unforeseen catastrophic events, which may adversely affect our ability to process these transactions or provide services.

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The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition and results of operations.

Our operations rely on the secure processing, storage and transmission of confidential and other sensitive business and consumer information on our computer systems and networks and third party providers. Under various federal and state laws, we are responsible for safeguarding such information. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Ensuring that our collection, use, transfer and storage of personal information complies with all applicable laws and regulations can increase our costs.

Although we take protective measures to maintain the confidentiality, integrity and availability of information across all geographic and product lines, and endeavor to modify these protective measures as circumstances warrant, the nature of the threats continues to evolve. As a result, our computer systems, software and networks may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other events that could have an adverse security impact. Despite the defensive measures we take to manage our internal technological and operational infrastructure, these threats may originate externally from third parties such as foreign governments, organized crime and other hackers, and outsource or infrastructure-support providers and application developers, or may originate internally from within our organization. Furthermore, we may not be able to ensure that all of our clients, suppliers, counterparties and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. Given the increasingly high volume of our transactions, certain errors may be repeated or compounded before they can be discovered and rectified. In addition, the increasing reliance on technology systems and networks and the occurrence and potential adverse impact of attacks on such systems and networks, both generally and in the financial services industry, have enhanced government and regulatory scrutiny of the measures taken by companies to protect against cyber-security threats. In particular, NYSDFS implemented heightened cybersecurity regulations in March, 2017. As these threats, and government and regulatory oversight of associated risks, continue to evolve, we may be required to expend additional resources to enhance or expand upon the security measures we currently maintain.

In particular, information pertaining to us and our customers is maintained, and transactions are executed, on the networks and systems of us, our customers and certain of our third-party partners, such as our online banking or reporting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our customers against fraud and security breaches and to maintain our clients' confidence. Breaches of information security also may occur, and in infrequent cases have occurred, through intentional or unintentional acts by those having access or gaining access to our systems or our customers' or counterparties' confidential information, including employees. In addition, increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our customers and underlying transactions, as well as the technology used by our customers to access our systems. We cannot be certain that the security measures we or processors have in place to protect this sensitive data will be successful or sufficient to protect against all current and emerging threats designed to breach our systems or those of processors. Although we have developed, and continue to invest in, systems and processes that are designed to detect and prevent security breaches and cyber-attacks and periodically test our security, a breach of our systems, or those of processors, could result in losses to us or our customers; loss of business and/or customers; damage to our reputation; the incurrence of additional expenses (including the cost of notification to consumers, credit monitoring and forensics, and fees and fines imposed by the card networks); disruption to our business; our inability to grow our online services or other businesses; additional regulatory scrutiny or penalties; or our exposure to civil litigation and possible financial liability — any of which could have a material adverse effect on our business, financial condition and results of operations.

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If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be materially adversely affected.

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including credit, liquidity, operational, regulatory compliance and reputational. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected.

Changes in accounting standards could materially impact our financial statements.

From time to time, the Financial Accounting Standards Board or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators, outside auditors or management) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict, and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.

We could be subject to environmental risks and associated costs on our foreclosed real estate assets, which could materially and adversely affect us.

A material portion of our loan portfolio is comprised of loans collateralized by real estate. There is a risk that hazardous or toxic waste could be discovered on the properties that secure our loans. If we acquire such properties as a result of foreclosure, we could be held responsible for the cost of cleaning up or removing this waste, and this cost could exceed the value of the underlying properties and materially and adversely affect us.

Risks Related to Our Industry and Regulation

Our business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in any of them.

As a bank holding company, we are subject to extensive examination, supervision and comprehensive regulation by various federal and state agencies that govern almost all aspects of our operations. These laws and regulations are not intended to protect our stockholders. Rather, these laws and regulations are intended to protect customers, depositors, the Deposit Insurance Fund (the “DIF”) and the overall financial stability of the U.S. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividend or distributions that Metropolitan Commercial Bank can pay to us, restrict the ability of institutions to guarantee our debt, and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than generally accepted accounting principles would require. Compliance with these laws and regulations is difficult and costly, and changes to these laws and regulations often impose additional compliance costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, the commencement of informal or formal enforcement actions against us, and other negative consequences, including reputational damage, any of which could adversely affect our business, financial condition, results of operations, capital base and the price of our securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive.

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Likewise, the Company operates in an environment that imposes income taxes on its operations at both the federal and state levels to varying degrees. Strategies and operating routines have been implemented to minimize the impact of these taxes. Consequently, any change in tax legislation could significantly alter the effectiveness of these strategies.

The net deferred tax asset reported on the Company’s balance sheet generally represents the tax benefit of future deductions from taxable income for items that have already been recognized for financial reporting purposes. The bulk of these deferred tax assets consists of deferred loan loss deductions, deferred compensation deductions and unrealized losses on available-for-sale securities. The net deferred tax asset is measured by applying currently-enacted income tax rates to the accounting period during which the tax benefit is expected to be realized. As of June 30, 2017, the Company’s net deferred tax asset was $5.1 million.

The President of the United States and some members of Congress have announced plans to introduce legislation that would lower the federal corporate income tax rate from its current level of 35%. If this tax rate reduction is enacted, it will result in an immediate impairment of the recorded net deferred tax asset because the future tax benefit of these deferrals would need to be re-measured for the impact of the lower tax rate. Any such impairment would be recorded as a charge to the Company’s earnings and would be recognized in the quarter during which the lower rate is enacted.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The FRB and the NYSDFS, periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. If we become subject to any regulatory actions, it could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

We operate in a highly regulated industry with multiple regulators and are subject to a changing regulatory environment. The Dodd-Frank Act, among other things, imposed higher capital requirements on bank holding companies; changed the base for FDIC insurance assessments to a bank's average consolidated total assets minus average tangible equity, rather than upon its deposit base; permanently raised the current standard deposit insurance limit to $250,000; and expanded the FDIC's authority to raise insurance premiums. The Dodd-Frank Act established the Consumer Financial Protection Bureau (“CFPB”) as an independent entity within the FRB, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, prepaid cards, residential mortgages, home-equity loans and credit cards and contains provisions on mortgage-related matters, such as steering incentives, determinations as to a borrower's ability to repay and prepayment penalties. Although the applicability of certain elements of the Dodd-Frank Act is limited to institutions with more than $10 billion in assets, there can be no guarantee that such applicability will not be extended in the future or that regulators or other third parties will not seek to impose such requirements on institutions with less than $10 billion in assets, such as Metropolitan Commercial Bank.

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Compliance with the Dodd-Frank Act and its implementing regulations has and will continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

While most of the changes required by the Dodd-Frank Act that impact the Company have been implemented or are expected to follow a known trajectory, new changes under the Trump administration, including their nature, timing and impact, cannot yet be determined with any degree of certainty. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations.

New and future rulemaking from the CFPB may have a material effect on our operations and operating costs.

The CFPB has the authority to issue new consumer finance regulations and is authorized, individually or jointly with bank regulatory agencies, to conduct investigations to determine whether any person is, or has, engaged in conduct that violates new and existing consumer financial laws or regulations. However, because Metropolitan Commercial Bank has less than $10 billion in total consolidated assets, the FRB and NYSDFS, not the CFPB, are responsible for examining and supervising the bank’s compliance with these consumer protection laws and regulations. In addition, in accordance with a memorandum of understanding entered into between the CFPB and U.S. Department of Justice, the two agencies have agreed to coordinate efforts related to enforcing the fair lending laws, which includes information sharing and conducting joint investigations, and have done so on a number of occasions.

On October 5, 2016, the CFPB issued its final rule establishing new consumer protections and disclosure requirements on prepaid accounts, including prepaid cards. The final rule’s definition of prepaid accounts specifically includes payroll card accounts. The regulations include (i) the provision of either periodic statements or free online account information access; (ii) new account error and unauthorized transaction rights, (iii) new “Know Before You Choose” prepaid account disclosures; (iv) public disclosure of account agreements for prepaid accounts and (v) credit protection for linked credit accounts. The final rule also regulates overdraft credit features that may be offered in conjunction with prepaid accounts. The effectiveness of the final rule has been delayed until April 1, 2018, and the CFPB has issued a proposal requesting comment on potential modifications to the rule, which may result in further delays or changes to the final rule. If the final rule becomes effective in its current form, compliance with this regulation could result in additional operating and compliance costs.

In addition, the CFPB has issued a final rule on arbitration that, among other things, prohibits class action waivers in certain consumer financial services contracts. The rule, scheduled to become effective on September 18, 2017, will apply to contracts entered into on or after March 19, 2018 (and will not apply to prior contracts with class action waivers or arbitration agreements unless such accounts or debts are sold after that date). This rule could increase the likelihood that we become subject to class action litigation concerning consumer banking products and services and could result in increased litigation costs.

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As a result of the Dodd-Frank Act and recent rulemaking, we are subject to more stringent capital requirements.

In July 2013, the U.S. federal banking authorities approved new regulatory capital rules implementing the Basel III regulatory capital reforms effecting certain changes required by the Dodd-Frank Act. The new regulatory capital requirements are generally applicable to all U.S. banks as well as to bank and saving and loan holding companies, other than “small bank holding companies” (generally bank holding companies with consolidated assets of less than $1.0 billion). The new regulatory capital rules not only increase most of the required minimum regulatory capital ratios, but also introduce a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. The new regulatory capital rules also expand the current definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 and Tier 2 capital. In order to be a “well-capitalized” depository institution under the new regime, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a leverage ratio of 5% or more. In order to be a “well-capitalized” BHC, an institution must maintain a Tier 1 capital ratio of 6% or more; and a total capital ratio of 10% or more. Banks and BHCs must also maintain a capital conservation buffer consisting of common equity Tier 1 capital. The new regulatory capital rules became effective as applied to Metropolitan Commercial Bank on January 1, 2015 with a phase-in period that generally extends through January 1, 2019 for certain of the changes. Previously, as a BHC with less than $1 billion in consolidated assets, the Company was not subject to consolidated capital requirements. During the course of 2016, the Company’s consolidated assets exceeded $1 billion and, as a result, the Company is now subject to capital requirements with a phase-in period that generally extends through January 1, 2019 for certain of the changes, as discussed above.

We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet the regulatory requirements, our commitments and business needs, which could include the possibility of financing acquisitions. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and our financial condition and performance. The failure to meet applicable regulatory capital requirements, including the minimum capital requirements established by the FRB, could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect customer and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial conditions, generally.

We are subject to the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to material penalties.

The Community Reinvestment Act (“CRA”), the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. With respect to Metropolitan Commercial Bank, the NYSDFS, FRB, the United States Department of Justice and other federal and state agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

The FASB has recently issued an accounting standard update that will result in a significant change in how we recognize credit losses and may have a material impact on our financial condition or results of operations.

In June 2016, the Financial Accounting Standards Board ("FASB") issued an accounting standard update, “Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the current “incurred loss” model for recognizing credit losses with an “expected loss” model referred to as the Current Expected Credit Loss ("CECL") model. Under the CECL model, we will be required to present certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities, at the net amount expected to be collected. The measurement of expected credit losses is to be based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement will take place at the time the financial asset is first added to the balance sheet and periodically thereafter. This differs significantly from the “incurred loss” model required under current generally accepted accounting principles ("GAAP"), which delays recognition until it is probable a loss has been incurred. Accordingly, we expect that the adoption of the CECL model will materially affect how we determine our allowance for loan losses and could require us to significantly increase our allowance. Moreover, the CECL model may create more volatility in the level of our allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

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The new CECL standard will become effective for us for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. We are currently evaluating the impact the CECL model will have on our accounting, but we expect to recognize a one-time cumulative-effect adjustment to our allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, consistent with regulatory expectations set forth in interagency guidance issued at the end of 2016. We cannot yet determine the magnitude of any such one-time cumulative adjustment or of the overall impact of the new standard on our financial condition or results of operations.

FDIC deposit insurance assessments may continue to materially increase in the future, which would have an adverse effect on earnings.

As an institution the deposits of which are insured by the FDIC, our subsidiary, Metropolitan Commercial Bank, is assessed a quarterly deposit insurance premium. Failed banks nationwide have significantly depleted the insurance fund and reduced the ratio of reserves to insured deposits. The FDIC has adopted a Deposit Insurance Fund Restoration Plan, which requires the FDIC’s DIF to attain a 1.35% reserve ratio by September 30, 2020. As a result of this requirement, Metropolitan Commercial Bank could be required to pay significantly higher premiums or additional special assessments, which would adversely affect its earnings, thereby reducing the availability of funds to pay dividends to us.

Monetary policies and regulations of the FRB could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the FRB. An important function of the FRB is to regulate the money supply and credit conditions. Among the instruments used by the FRB to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

We face a risk of noncompliance and enforcement action with the federal Bank Secrecy Act (the “BSA”) and other anti-money laundering and counter terrorist financing statutes and regulations.

The BSA, the USA PATRIOT Act and other laws and regulations require financial institutions, among others, to institute and maintain an effective anti-money laundering compliance program and to file reports such as suspicious activity reports and currency transaction reports. Our products and services, including our debit card issuing business, are subject to an increasingly strict set of legal and regulatory requirements intended to protect consumers and to help detect and prevent money laundering, terrorist financing and other illicit activities. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and the U.S. Treasury Department’s Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control. If we violate these laws and regulations, or our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

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The FRB may require us to commit capital resources to support Metropolitan Commercial Bank.

Federal law requires that a bank holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the FRB may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

We could be adversely affected by the soundness of other financial institutions and other third parties we rely on.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional customers. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Furthermore, successful operation of our debit card and cash management solutions business depends on the soundness of third party processors, clearing agents and others that we rely on to conduct our merchant business. Any losses resulting from such third parties could adversely affect our business, financial condition and results of operations.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with our existing and potential customers and counterparties, we may rely on information furnished to us by or on behalf of our existing and potential customers and counterparties, including financial statements and other financial information. We also may rely on representations of our existing and potential customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. In deciding whether to extend credit, we may rely upon our existing and potential customers’ representations that their respective financial statements conform to U.S. generally accepted accounting principles, or GAAP, and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on customer and counterparty representations and certifications, or other auditors’ reports, with respect to the business and financial condition of our existing and potential customers and counterparties. Our financial condition, results of operations, financial reporting and reputation could be negatively affected if we rely on materially misleading, false, incomplete, inaccurate or fraudulent information provided by us by or on behalf of our existing or potential customers or counterparties.

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Our accounting estimates and risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, which may not accurately predict future events.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include the allowance for loan losses and income taxes. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the reserve provided; reduce the carrying value of an asset measured at fair value; or significantly increase our accrued tax liability. Any of these could have a material adverse effect on our business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Our internal controls, disclosure controls, processes and procedures, and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management attention from our business or subject us to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to the Offering and an Investment in Our Common Stock

An active, liquid trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the public offering price, or at all.

Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for our common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

The price of our common stock could be volatile following this offering.

The market price of our common stock following this offering may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:

•	general economic conditions and overall market fluctuations;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in accounting standards, policies, guidance, interpretations or principles;

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•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in financial estimates and recommendations by securities analysts following our stock, or the failure of securities analysts to cover our common stock after this offering;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	the trading volume of our common stock;

•	new technology used, or services offered, by competitors;

•	changes in business, legal or regulatory conditions, or other developments affecting the financial services industry, participants in our industry, and publicity regarding our business or any of our significant customers or competitors; and

•	future sales of our common stock by us, directors, executives and significant stockholders.

The realization of any of the risks described in this “Risk Factors” section could have a material adverse effect on the market price of our common stock and cause the value of your investment to decline. In addition, the stock market experiences extreme volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect investor confidence and could affect the trading price of our common stock over the short, medium or long term, regardless of our actual performance. If the market price of our common stock reaches an elevated level following this offering, it may materially and rapidly decline. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted securities class action litigation. If we were to be involved in a class action lawsuit, we could incur substantial costs and it could divert the attention of senior management and have a material adverse effect on our business, financial condition and results of operations.

Our management will have broad discretion as to the use of proceeds from this offering, and we may not use the proceeds effectively.

We are not required to apply any portion of the net proceeds of this offering for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. At June 30, 2017, our total stockholders’ equity was $115 million and our total return on average common equity was 9.26% for the six months ended June 30, 2017. We expect our total stockholders’ equity to be $[•] million upon completion of the offering, based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. A portion of the proceeds from this offering are expected to be used to provide additional capital as a cushion against minimum regulatory capital requirements, which may tend to reduce our return on equity as opposed to if such proceeds were used for further growth. Our stockholders may not agree with the manner in which our management chooses to allocate and invest the net proceeds. We may not be successful in using the net proceeds from this offering to increase our profitability or market value and we cannot predict whether the proceeds will be invested to yield a favorable return.

The reduced disclosures and relief from certain other significant disclosure requirements that are available to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not “emerging growth companies.” These exemptions include the following:

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•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements to hold nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, even if we comply with the greater obligations of public companies that are not emerging growth companies immediately after this offering, we may avail ourselves of the reduced requirements applicable to emerging growth companies from time to time in the future, so long as we are an emerging growth company.

We will remain an emerging growth company for up to five years, though we may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of such five years, we are deemed to be a large accelerated filer under the rules of the SEC (which depends on, among other things, having a market value of common stock held by non-affiliates in excess of $700 million). Investors and securities analysts may find it more difficult to evaluate our common stock because we will rely on one or more of these exemptions. If, as a result, some investors find our common stock less attractive, there may be a less active trading market for our common stock, which could result in a reductions and greater volatility in the prices of our common stock.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, or Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. We anticipate that these costs will materially increase our general and administrative expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our strategic plan, which could prevent us from successfully implementing our growth initiatives and improving our business, results of operations and financial condition.

As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and an exemption from the requirement to obtain an attestation from our auditors on management's assessment of our internal control over financial reporting. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. For example, when evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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You will incur immediate dilution as a result of this offering.

If you purchase our common stock in this offering, you will pay more for your shares than the net tangible book value per share immediately following consummation of this offering. As a result, you will incur immediate dilution of $      per share representing the difference between the offering price of $      , the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and our adjusted net tangible book value per share as of June 30, 2017 of $      per share of common stock. This represents       % dilution from the midpoint of the initial public offering price set forth on the cover page of this prospectus. Accordingly, if we were to be liquidated at our book value immediately following this offering, you would not receive the full amount of your investment. See section titled “Dilution” for additional information.

We have not historically declared or paid cash dividends on our common stock and we do not expect to pay dividends on our common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in the foreseeable future is if the price of our common stock appreciates.

The holders of our common stock will receive dividends if and when declared by our board of directors out of legally available funds. Our board of directors has not declared a dividend on our common stock since our inception. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions, and other factors that our board of directors may deem relevant.

Our principal business operations are conducted through our subsidiary, Metropolitan Commercial Bank. Cash available to pay dividends to our stockholders is derived primarily, if not entirely, from dividends paid by Metropolitan Commercial Bank to us. The ability of Metropolitan Commercial Bank to pay dividends to us, as well as our ability to pay dividends to our stockholders, will continue to be subject to, and limited by, certain legal and regulatory restrictions. Further, any lenders making loans to us may impose financial covenants that may be more restrictive with respect to dividend payments than the regulatory requirements.

If equity research analysts do not publish research or reports about our business, or if they do publish such reports but issue unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline.

The trading market for our common stock could be affected by whether equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will publish research and reports on us and our common stock. If one or more equity analysts do cover us and our common stock and publish research reports about us, the price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

If any of the analysts who elect to cover us downgrades our stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have            shares of our common stock outstanding, or            shares if the underwriters exercise in full their option to purchase additional shares. Our directors, executive officers, the selling stockholders and certain additional other holders of our common stock will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of the lock-up periods have expired and the holding periods have elapsed,            additional shares of our outstanding common stock will be eligible for sale in the public market. In addition, the underwriters may, at any time and without notice, release all or a portion of the shares subject to lock-up agreements. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities and could result in a decline in the value of the shares of our common stock purchased in this offering.

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Following the completion of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering the         shares of our common stock that have been reserved for future issuance under our equity incentive plans, as described further under “Executive Compensation—Incentive Compensation Plans.” Accordingly, subject to certain vesting requirements, shares registered under that registration statement will be available for sale in the open market immediately by persons other than our executive officers and directors and immediately after the lock-up agreements expire by our executive officers and directors.

In addition, one of our stockholders, Endicott Opportunity Partners IV, L.P., has piggyback registration rights pursuant to a registration rights agreement with respect to the shares of our common stock and shares of our Class B Preferred Stock that it owns. As of the date of this prospectus, Endicott Opportunity Partners IV, L.P. owned 441,650 shares of our common stock, and 272,636 shares of our Class B Preferred Stock. Following our initial public offering, to the extent the holder of our Class B Preferred Shares remains a holder of our common stock or our Class B Preferred Shares, it may exercise its “piggyback” registration rights in connection with future offerings of our common stock, other than registration statements filed on Forms S-4 or S-8.

Our directors and executive officers beneficially own a significant portion of our common stock and have substantial influence over us.

Our directors and executive officers, as a group, beneficially owned approximately 10.83% of our outstanding common stock as of June 30, 2017. As a result of this level of ownership, our directors and executive officers have the ability, by taking coordinated action, to exercise significant influence over our affairs and policies. The interests of our directors and executive officers may not be consistent with your interests as a stockholder. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our Company.

A future issuance of stock could dilute the value of our common stock.

We may sell additional shares of common stock, or securities convertible into or exchangeable for such shares, in subsequent public or private offerings. Upon completion of this offering, there will be            shares of our common stock issued and outstanding. Those shares outstanding do not include the potential issuance, as of June 30, 2017, of 276,500 shares of our common stock subject to issuance upon exercise of outstanding stock options under our 2009 Equity Incentive Plan, or 823,122 additional shares of our common stock that were reserved for issuance under our 2009 Equity Incentive Plan at June 30, 2017. Future issuance of any new shares could cause further dilution in the value of our outstanding shares of common stock. We cannot predict the size of future issuances of our common stock, or securities convertible into or exchangeable for such shares, or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

Our common stock is subordinate to our existing and future indebtedness and preferred stock.

Shares of our common stock are equity interests and do not constitute indebtedness. As such, our common stock ranks junior to all our customer deposits and indebtedness, and other non-equity claims on us, with respect to assets available to satisfy claims. Additionally, holders of common stock are subject to the prior liquidation rights of the holders of our Class B Preferred Stock and may be subject to the prior dividend and liquidation rights of other series of preferred stock we may issue in the future.

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Provisions in our charter documents, New York law and federal law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

Provisions of our charter documents, the New York Business Corporation Law, or the NYBCL, and federal banking law could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial by our stockholders. These provisions include:

•	staggered terms for directors, who may be removed from office only for cause;

•	a provision that any special meeting of our stockholders may be called by the Board of Directors, the President or the Secretary and must be called by the President or the Secretary upon receipt by either of them of the written request of holders of at least 25% of our shares entitled to vote; and

•	the ability for our board of directors, without stockholder approval, to issue our preferred stock and to determine the terms of such preferred stock.

Furthermore, with certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the FRB. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. Moreover, the combination of these provisions effectively inhibits certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.

An investment in our common stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

An investment in our common stock is not a bank deposit and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in our common stock is inherently risky for the reasons described herein. As a result, if you acquire our common stock, you could lose some or all of your investment.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “attribute,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “goal,” “target,” “outlook,” “aim,” “would,” “annualized” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

The following factors, among others, including those listed under the heading “Risk Factors,” could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	adverse changes in the financial industry, securities, credit and national local real estate markets (including real estate values);

•	risks related to a high concentration of loans secured by real estate located in our market area;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	significant increases in our loan losses, including as a result of our inability to resolve classified and non-performing assets or reduce risks associated with our loans, and management’s assumptions in determining the adequacy of the allowance for loan losses;

•	interest rate fluctuations, which could have an adverse effect on our profitability;

•	external economic and/or market factors, such as changes in monetary and fiscal policies and laws, including the interest rate policies of the FRB, inflation or deflation, changes in the demand for loans, and fluctuations in consumer spending, borrowing and savings habits, which may have an adverse impact on our financial condition;

•	continued or increasing competition from other financial institutions, credit unions, and non-bank financial services companies, many of which are subject to different regulations than we are;

•	credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and in our allowance for loan losses and provision for loan losses;

•	heightened regulatory focus on commercial real estate concentration and related limits that have been, or may in the future be, imposed by regulators;

•	our ability to attract and maintain deposits and our success in introducing new financial products;

•	our ability to effectively manage risks related to our cash management solutions business;

•	our ability to leverage the professional and personal relationships of our board members and advisory board members;

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•	fluctuations in the demand for loans;

•	risks related to any future acquisitions, including exposure to potential asset and credit quality risks and unknown or contingent liabilities, the time and costs of integrating systems, procedures and personnel, the need for capital to finance such transactions, our ability to obtain required regulatory approvals and possible failures in realizing the anticipated benefits from acquisitions;

•	technological changes that may be more difficult or expensive than expected;

•	the impact of any potential strategic transactions;

•	changes in consumer spending, borrowing and savings habits;

•	declines in the yield on our assets resulting from the current low interest rate environment;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•	loan delinquencies and changes in the underlying cash flows of our borrowers;

•	the impairment of our investment securities;

•	our ability to control costs and expenses, particularly those associated with operating as a publicly traded company;

•	the failure to identify and address cyber-security risks, fraud or security breaches of computer systems on which we depend;

•	political instability;

•	acts of war or terrorism;

•	competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers, including retail businesses and technology companies;

•	changes in our organization and management and our ability to retain or expand our management team and our board of directors, as necessary;

•	the costs and effects of legal, compliance and regulatory actions, changes and developments, including the initiation and resolution of legal proceedings, regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations and reviews;

•	the ability of key third-party service providers to perform their obligations to us; and

•	other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products and services described elsewhere in this prospectus.

The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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USE OF PROCEEDS

Assuming a public offering price of $       per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, we estimate that the net proceeds from the sale of the shares of common stock by us will be approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the per share public offering price would increase (decrease) the net proceeds to us of this offering by approximately $       million (or approximately $      million if the underwriters elect to exercise their purchase option in full), after deducting estimated underwriting discounts and offering expenses.

We intend to use the net proceeds of the offering to support the growth in Metropolitan Commercial Bank’s loan portfolio, including the possibility of making larger loans due to our increased legal lending limit, to finance potential strategic acquisitions to the extent such opportunities arise and for other general corporate purposes, which could include other growth initiatives. We have no current plans, arrangements or understandings relating to any specific acquisition or similar transaction and management has not yet determined the types of businesses that they might target.

Our management will retain broad discretion to allocate the net proceeds of this offering, and the precise amounts and timing of our use of the net proceeds of this offering will depend upon market conditions, as well as other factors. Until we deploy the proceeds of this offering for the uses described above, we expect to hold such proceeds in short-term investments.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

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CAPITALIZATION

The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of June 30, 2017:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) the sale shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase any additional shares), at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, and (ii) the application of the net proceeds received by us as described under “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	At June 30, 2017
	Actual	As Adjusted
	(dollars in thousands except per share data)
	(unaudited)
Debt:
Short term debt	$—	$—
Long term debt	45,073	45,073
Total debt	45,073	45,073

Stockholders’ equity:
Class A Preferred Stock, par value $0.01 per share; authorized — 5,000,000 shares; issued and outstanding — no shares	$—	$
Class B Preferred Stock, par value $0.01 per share; authorized — 2,000,000 shares; issued and outstanding — 272,636 shares	3
Common stock, par value $0.01 per share; authorized—10,000,000 shares; issued and outstanding — 4,633,012 shares; issued and outstanding; as adjusted - shares	45
Capital surplus	96,312
Retained earnings	18,692
Accumulated other comprehensive income, net	(73)

Total stockholders’ equity	$114,979	$

Total capitalization	$114,979	$

Capital ratios:
Company regulatory capital ratios:
Tier 1 leverage	8.91%	%
Tier 1 risk-based capital	9.62%	%
Total risk-based capital	12.63%	%
Common equity tier 1 capital	7.67%	%
Bank regulatory capital ratios:
Tier 1 leverage	10.21%
Tier 1 risk-based capital	11.29%
Total risk-based capital	12.38%
Common equity tier 1 capital	11.29%	%
Per share data
Book value per common share(1)	$23.63	$

(1)	Excludes 272,636 shares of our common stock issuable under certain circumstances upon conversion by us, not the holder, of the Class B Preferred Stock.

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DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of common stock upon completion of this offering.

Net tangible book value per common share represents the amount of our total tangible assets less total liabilities and preferred stock, divided by the number of shares of common stock outstanding. Our net tangible book value as of June 30, 2017 was $21.53 per share of common stock, based upon 4,633,012 shares of common stock outstanding as of such date.

After giving effect to the sale of         shares of our common stock by us at the initial public offering price of $        per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2017 would have been approximately $         million, or approximately $21.53 per share of common stock. This represents an immediate         in net tangible book value of $         per share to existing common stockholders, and an immediate dilution of $        per share to investors participating in this offering. If the initial public offering price is higher or lower, the dilution to new stockholders will be greater or less, respectively.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value per common share at June 30, 2017	$
Increase in net tangible book value per common share attributable to this offering

As adjusted tangible book value per common share after this offering

Dilution in net tangible book value per common share to new investors	$

A $1.00 increase (or decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (or decrease) the as adjusted net tangible book value per common share after this offering by approximately $         , and dilution in net tangible book value per common share to new investors by approximately $         , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercises in full their option to purchase additional shares of our common stock in this offering, the as adjusted net tangible book value after this offering would be $         per share, the increase in net tangible book value to existing stockholders would be $         per share and the dilution to new investors would be $         per share, in each case assuming an initial public offering price of $         per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

The following table summarizes, as of June 30, 2017, the differences between our existing stockholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed offering price of $         per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		Per Share
Existing stockholders as of June 30, 2017			%	$		%	$
New Investors			%			%
Total			%	$		%	$

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If the underwriters exercises their option to purchase additional shares in full, then our pro forma net tangible book value per share of our common stock as of June 30, 2017, would be approximately $         million, or $         per share, representing an immediate increase in net tangible book value to our existing stockholders of approximately $         per share and immediate dilution in net tangible book value to investors purchasing shares in this offering of approximately $         per share.

The table above excludes (i) 276,500 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $19.97 per share (276,500 shares of which are currently exercisable) as of June 30, 2017; (ii) 823,122 shares of our common stock reserved for issuance in connection with restricted stock awards, restricted stock unit awards, and stock options available for issuance under our 2009 Equity Incentive Plan as of June 30, 2017; and (iii) 272,636 shares of our common stock issuable under certain circumstances upon conversion by us, not the holder, of the Class B Preferred Stock. In connection with the exercise of any of these stock options or if other equity awards are issued under our 2009 Equity Incentive Plan, or if the 272,636 shares of common stock were issued upon conversion of the Class B Preferred Stock, investors purchasing in this offering will experience further dilution.

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DIVIDEND POLICY

We have not historically declared or paid cash dividends on our common stock and we do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend on a number of factors, including

•	our historical and projected financial condition, liquidity and results of operations;

•	our capital levels and requirements;

•	statutory and regulatory prohibitions and other limitations;

•	any contractual restriction on our ability to pay cash dividends, including pursuant to the terms of any of our credit agreements or other borrowing arrangements;

•	our business strategy;

•	tax considerations;

•	any acquisitions or potential acquisitions that we may examine;

•	general economic conditions; and

•	other factors deemed relevant by our board of directors.

As a New York corporation, we are subject to certain restrictions on dividends under New York Business Corporation Law. Generally, New York law limits dividends if the corporation would not be able to pay its debts in the usual course of business after giving effect to the dividend or if the corporation’s total assets would be less than the corporation’s total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

We are also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB’s policy provides that dividends should be paid only to the extent that the company’s new income for the past two years is sufficient to fund the dividends and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. The FRB has the authority to prohibit a bank holding company from paying dividends if such payment is deemed to be an unsafe or unsound practice. See “Supervision and Regulation – Holding Company Regulation.”

Because we are a holding company, we are dependent upon the payment of dividends by Metropolitan Commercial Bank to us as our principal source of funds to pay dividends in the future, if any, and to make other payments. Metropolitan Commercial Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us. A New York state member bank may generally declare a dividend, without approval from the NYSDFS or the FRB, in an amount equal to its year-to-date net income plus the prior two years’ net income that is still available for dividends. The NYSDFS and the FRB have the authority to prohibit a New York commercial bank from paying dividends if such payment is deemed to be an unsafe or unsound practice. In addition, as a depository institution the deposits of which are insured by the FDIC, Metropolitan Commercial Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due to the FDIC or if in the FDIC’s opinion, the payment of dividends would constitute an unsafe or unsound practice. Metropolitan Commercial Bank currently is not (and never has been) in default under any of its obligations to the FDIC. See “Supervision and Regulation—Metropolitan Commercial Bank—Dividends.” To pay a cash dividend, a state member bank must also maintain an adequate capital conservation buffer under the new capital rules described in “Supervision and Regulation—Capitalization.”

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SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth summary historical consolidated financial data as of the dates and for the periods shown. The summary financial data as of and for the year ended December 31, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 has been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, have been prepared on the same basis as the audited financial statements and includes all normal and recurring adjustments that we consider necessary for a fair presentation. Operating results for prior periods are not necessarily indicative of the results that may be expected for any future period. The information should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in the prospectus.

	At June 30,	At December 31,
	2017	2016	2015
	(In thousands)
Selected Financial Condition Data:

Total assets	$1,586,774	$1,220,301	$964,788
Cash and cash equivalents	227,553	82,931	65,647
Investment securities available for sale	35,610	37,329	47,467
Investment securities held to maturity	5,968	6,500	4,974
Loans, net	1,271,244	1,042,731	810,356
Premises and equipment, net	5,744	5,035	4,640
FRB stock, at cost	3,904	3,239	2,384
FHLB stock, at cost	4,362	4,349	5,022
Accrued interest receivable	3,059	2,735	2,301
Goodwill	9,733	9,733	9,733
Other assets	19,597	25,719	12,264
Total liabilities	1,471,795	1,110,810	888,836
Deposits	1,329,298	993,780	766,039
Borrowed Funds	73,802	78,418	96,147
Subordinated debentures	20,620	20,620	20,620
Subordinated notes	24,453	—	—
Other liabilities	23,622	17,992	6,030
Total equity	114,979	109,491	75,952

	For the Six months ended June 30,		For the Years Ended December 31,
	2017	2016	2016	2015
	(In thousands)
Selected Data:

Interest and dividend income	$26,490	$20,900	$44,155	$32,682
Interest expense	3,941	3,079	6,089	5,260
Net interest income	22,549	17,821	38,066	27,422
Provision for loan losses(1)	2,360	1,810	8,060	2,015
Net interest income after provision for loan losses	20,189	16,011	30,006	25,407
Noninterest income	2,818	2,815	5,423	4,498
Noninterest expense	14,376	12,905	27,371	23,077
Income before income tax expense	8,631	5,921	8,058	6,828
Income tax expense	3,431	2,406	3,045	2,559
Net income	$5,200	$3,515	$5,013	$4,269

(1)	For the year ended December 31, 2016, includes the effect of a $5.1 million one-time charge off related to our taxi medallion portfolio.

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	At or For the Six months ended June 30,		At or For the Years Ended December 31,
	2017	2016	2016	2015

Selected Financial Ratios and Other Data:

Performance Ratios: (1)
Return on average assets	0.78%	0.67%	0.46%	0.50%
Return on average equity	9.26%	9.07%	5.56%	6.21%
Interest rate spread (2)	3.50%	3.47%	3.53%	3.33%
Net interest margin (3)	3.54%	3.50%	3.57%	3.36%
Efficiency ratio (4)	56.67%	62.54%	62.94%	72.29%
Non-interest expense to average total assets	2.16%	2.45%	2.49%	2.71%
Average interest-earning assets to average interest-bearing liabilities	172.04%	152.01%	158.74%	139.52%
Average equity to average total assets	8.42%	7.36%	8.22%	8.06%

Asset Quality Ratios:
Non-performing assets to total assets	0.29%	0.25%	0.30%	0.22%
Non-performing loans to total loans	0.36%	0.29%	0.35%	0.25%
Allowance for loan losses to non-performing loans	304.47%	427.24%	322.82%	478.38%
Allowance for loan losses to total loans	1.09%	1.23%	1.12%	1.21%

Capital Ratios:
Company regulatory capital ratios:
Tier 1 leverage	8.91%	8.14%	10.49%	9.34%
Tier 1 risk-based capital	9.62%	9.57%	11.32%	10.93%
Total risk-based capital	12.63%	10.82%	12.45%	11.98%
Common equity tier 1 capital	7.67%	9.15%	10.80%	10.44%
Bank regulatory capital ratios:
Tier 1 leverage	10.21%	8.19%	10.41%	9.26%
Tier 1 risk-based capital	11.29%	9.62%	11.25%	10.83%
Total risk-based capital	12.38%	10.87%	12.38%	12.08%
Common equity tier 1 capital	11.29%	9.62%	11.25%	10.83%

Other Data:
Number of full service offices	5	5	5	5

(1)	Annualized for the six-month periods ended June 30, 2017 and 2016.
(2)	Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the year.
(3)	The net interest margin represents net interest income as a percent of average interest-earning assets for the year.
(4)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2017 and 2016 and for the years ended December 31, 2016 and 2015 should be read in conjunction with “Selected Historical Consolidated Financial Data” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Overview

We are a bank holding company headquartered in New York, New York and registered under the BHC Act. Through our wholly owned bank subsidiary, Metropolitan Commercial Bank, we provide a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and affluent individuals in the New York metropolitan area. Our founding members, including our Chief Executive Officer Mark DeFazio, recognized a need in the New York metropolitan area for a solution oriented relationship bank focused on middle market companies and real estate entrepreneurs who required loans of $2–20 million, a size often overlooked or deprioritized by larger financial institutions. Metropolitan Commercial Bank was established in 1999 with the goal of helping these underserved clients build and sustain wealth. Our motto, “The Entrepreneurial Bank,” is a reflection of our aspiration to develop a middle-market bank that shares the same entrepreneurial spirit of our clients. By combining the high-touch service and relationship-based focus of a community bank with the extensive suite of financial products and services offered by our largest competitors, we believe that we are well-positioned to continue to capitalize on the significant growth opportunities available in the New York metropolitan area. In addition to traditional commercial banking products, we offer cash management and retail banking services. We also serve as an issuing bank for prepaid debit card programs nationwide. These activities, together with our five strategically located banking centers, generate a stable source of low cost core deposits and a diverse loan portfolio with attractive risk-adjusted yields. As of June 30, 2017, our assets, loans, deposits and stockholders’ equity totaled $1.6 billion, $1.3 billion, $1.3 billion and $115 million, respectively.

We are focused on organically growing and expanding our position in the New York metropolitan area. Through our experienced team of commercial relationship managers and our integrated, client-centric approach, we have successfully demonstrated our ability to consistently grow market share by deepening existing client relationships and continually expanding our client base through referrals. We have grown our diversified loan portfolio at a 31% CAGR since 2013, with the majority of growth sourced from our CRE and C&I portfolios. Since initiating our transition to a core-funded institution with the opening of our first banking center in 2006, we have maintained a goal of converting many of our commercial lending clients into full retail relationship banking clients. This focus has enabled us to complement our strong loan growth with a deposit CAGR of 33% over the same period, which compares very favorably to the 9% annual deposit growth rate achieved by banks in the same local markets in which we operate. This deposit growth has been fueled primarily by low cost core deposits (deposits, excluding certificates of deposit), which now represent approximately 94.4% of total deposits as of June 30, 2017. Our deposits are primarily derived from three sources: our existing lending relationships, non-borrowing clients usually sourced through our banking centers and our debit card issuing business. This diversified approach provides us with a low cost core deposit base that more than 50% non-interest bearing and has a total cost of deposits of 0.50% as of June 30, 2017. Given the size of the market in which we operate and our differentiated approach to client service, we believe there is significant opportunity to continue our loan and deposit growth trajectory.

As a bank holding company, we are subject to the supervision of the FRB. We are required to file with the FRB reports and other information regarding our business operations and the business operations of our subsidiaries. As a state-chartered bank that is a member of the Federal Reserve System, the Bank is subject to primary supervision, periodic examination and regulation by the NYSDFS and by the FRB as its primary federal regulator.

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The following discussion and analysis is intended to assist readers in their analysis and understanding of our consolidated financial statements and selected financial information appearing in this prospectus and should be read in conjunction therewith. This discussion and analysis presents our financial condition and results of operations on a consolidated basis, unless otherwise specified.

Our net income increased $1.7 million, or 47.9%, to $5.2 million for the six months ended June 30, 2017 from $3.5 million for the six months ended June 30, 2016. The increase was due to an increase in net interest income and customer related fees and service charges (including service charges on deposit accounts, other service charges and fees and loan prepayment penalties). The increase in net interest income was caused by an increase in interest and fees on loans, which increased $5.2 million, or 26.5%, to $25.2 million for the six months ended June 30, 2017 from $20.0 million for the six months ended June 30, 2016. This increase was due to our continued success in growing our loans.

Noninterest income increased $3,000, or 0.11%, to $2.8 million for the six months ended June 30, 2017 from $2.8 million for the six months ended June 30, 2016. The increase in noninterest income was primarily from growth in debit card income, offset by a decrease in loan prepayments and other fees during the same period. Debit card income increased $272,000 or 20.6% to $1.6 million for the six months ended June 30, 2017 from $1.3 million for the six months ended June 30, 2016.

Our provision for loan losses was $2.4 million for the six months ended June 30, 2017 compared to $1.8 million for the six months ended June 30, 2016. The higher provision for loan loss was a result of the continued growth in our loan portfolio.

Our net income increased $744,000, or 17.4%, to $5.0 million for the year ended December 31, 2016 from $4.3 million for the year ended December 31, 2015. The increase was due to an increase in net interest income and debit card income. The increase in net interest income was caused by an increase in interest and fees on loans, which increased $11.3 million, or 36.1%, to $42.4 million for the year ended December 31, 2016 from $31.1 million for the year ended December 31, 2015. This increase was due to our continued success in growing our loans.

Noninterest income increased $925,000, or 20.6%, to $5.4 million for the year ended December 31, 2016 from $4.5 million for the year ended December 31, 2015. The increase in noninterest income was primarily from growth in our debit card business. Debit card income increased by $358,000 or 13.9% to $2.9 million for the year ended December 31, 2016 from $2.6 million for the year ended December 31, 2015. Customer related fees and service charges (including service charges on deposit accounts, other service charges and fees and loan prepayment penalties) also increased $527,000 or 27.3% to $2.5 million for the year ended December 31, 2016 from $1.9 million for the year ended December 31, 2015.

Our provision for loan losses was $8.1 million for the year ended December 31, 2016 compared to $2.0 million for the year ended December 31, 2015. The increase was primarily due to a $5.1 million one-time charge off related to our taxi medallion portfolio. The provision recorded resulted in an allowance for loan losses of $11.8 million, or 1.12% of total loans at December 31, 2016, compared to $9.9 million, or 1.21% of total loans at December 31, 2015. The increase in the allowance for loan losses as a percentage of loans resulted primarily from changes in our loan portfolio composition.

Key Factors Affecting Our Business and Financial Statements

Economic Conditions. Our business and financial performance are affected by economic conditions generally in the United States and more directly in the New York metropolitan area in which we operate. The significant economic factors that are most relevant to our business and our financial performance include general economic conditions in the U.S. and in the New York metropolitan area, unemployment rates, real estate markets and interest rates.

In particular, commercial real estate markets have been experiencing substantial growth, and increased competitive pressures have contributed significantly to historically low capitalization rates and rising property values. Accordingly, a downturn in the real estate market and a challenging business and economic environment may increase our risk related to multifamily and commercial real estate loans. If we see negative economic conditions develop in the United States as a whole or our New York market, we could experience higher delinquencies and loan charge-offs, which would reduce our net income and adversely affect our financial condition. Furthermore, to the extent that real estate collateral is obtained through foreclosure, the costs of holding and marketing the real estate collateral, as well as the ultimate values obtained from disposition, could reduce our earnings and adversely affect our financial condition.

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Interest Rates. Our profitability is highly dependent on the difference between our interest income and our interest expense. Additionally, we obtain a significant portion of noninterest income through our debit card and cash management solutions business. These factors are influenced by both the pricing and mix of interest-earning assets and interest-bearing liabilities which, in turn, are impacted by external factors such as local economic conditions, competition for loans and deposits, the monetary policy of the FRB and market interest rates.

We anticipate that longer term interest rates will at some point increase over the historic lows experienced since the recent financial crisis. Based on our asset sensitivity as discussed in “Business—Our Competitive Strengths,” we believe that once rates do increase, we will generate incrementally more interest income than the increased interest expense required to maintain our deposits and funding sources. While historical trends in rising rate environments can be used as a potential indicator for the necessity and pace of deposit repricing, deposit repricing may be required to occur more quickly and perhaps at greater levels than would have been experienced historically.

Banking Laws and Regulations. Metropolitan Commercial Bank is a commercial bank organized under the laws of the State of New York. It is a member of the Federal Reserve System and its deposits are insured by the FDIC up to applicable legal limits. Metropolitan Bank Holding Corp. is a bank holding company, due to its control of Metropolitan Commercial Bank, and is therefore subject to the requirements of the BHCA, and regulation and supervision by the FRB. The Company files reports with and is subject to periodic examination by the FRB.

As described further under “Supervision and Regulation,” we are subject to extensive regulation and supervision, which continue to evolve as the legal and regulatory framework governing our operations continues to change. The current operating environment also has heightened supervisory expectations in areas such as consumer compliance, the Bank Secrecy Act and anti-money laundering compliance, risk management and internal audit. As a result of these heightened expectations, we expect to incur additional costs for additional compliance, risk management and audit personnel or professional fees associated with advisors and consultants.

Credit Trends. We control credit risk both through disciplined underwriting of each transaction, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a transaction. We seek to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which our business customers are engaged. However, credit trends in the markets in which we operate and in our loan portfolio can materially impact our financial condition and performance and are primarily driven by the economic conditions in our markets.

Competition. Our profitability and growth are affected by the highly competitive nature of the financial services industry. We compete with commercial banks, savings banks, credit unions, non-bank financial services companies and other financial institutions operating within the areas we serve, particularly with national and regional banks that often have more resources than we do to invest in growth and technology and community banks with strong local ties, all of which target the same clients we do. Recently, we have seen increased competitive pressures on loan rates and terms and increased competition for deposits. Continued loan pricing pressure may continue to affect our financial results in the future. See “Business—Competition.”

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Results of Operations Metrics

Net Income. We evaluate our net income based on measures including return on average assets, return on average equity and efficiency ratio.

Interest Income and Interest Expense. Interest income represents the amount by which interest income on interest-earning assets exceeds interest expense incurred on interest-bearing liabilities. We incur interest expense on interest-bearing liabilities, including interest-bearing deposits, borrowings and other forms of indebtedness as well as from amortization and accretion of discounts and premiums on purchased time deposits and debt.

Provision for Credit Losses. The provision for credit losses is the amount of expense that, based on our judgment, is required to maintain the allowance for credit losses at an adequate level to absorb probable losses inherent in the loan portfolio at the balance sheet date. The determination of the amount of the allowance is complex and involves a high degree of judgment and subjectivity. See “Management’s Discussion and Analysis of Financial Condition—Allowance for Loan Losses” and “—Critical Accounting Policies.”

Noninterest Income. We obtain a significant portion of noninterest income through our debit card and cash management solutions business.

Noninterest Expense. Noninterest expense includes salary and employee benefits, occupancy expense, professional and consulting expenses, FDIC and NYSDFS assessments and other operating expenses. We monitor the ratio of noninterest expense to the sum of net interest income and non-interest income, which is commonly known as the efficiency ratio.

Income Tax Expense. We recognize interest and/or penalties related to income tax matters in income tax expense

Results of Operations for the Six months ended June 30, 2017 and 2016

General. Net income increased $1.7 million or 47.9%, to $5.2 million for the six months ended June 30, 2017 from $3.5 million for the six months ended June 30, 2016. The increase resulted from a $4.7 million increase in net interest income and a $3,000 increase in noninterest income, which were partially offset by a $1.5 million increase in noninterest expense.

Interest Income. Interest income increased $5.6 million or 26.7%, to $26.5 million for the six months ended June 30, 2017 from $20.9 million for the six months ended June 30, 2016. This was attributable to an increase in interest and fees on loans, which increased $5.2 million, or 26.5%, to $25.2 million for the six months ended June 30, 2017 from $20.0 million for the six months ended June 30, 2016.

The increase in interest income on loans was due to an increase in average balance of loans of $245.0 million, or 27.9%, to $1.12 billion for the six months ended June 30, 2017 from $879.2 million for the six months ended June 30, 2016. This increase was due to our continued success in growing our loans.

Interest Expense. Interest expense increased $862,000, or 28.0%, to $3.9 million for the six months ended June 30, 2017 from $3.1 million for the six months ended June 30, 2016, caused by an increase in the average balance of interest bearing deposits. The average rate we paid on interest bearing deposits increased 7 basis points to 0.86% for the six months ended June 30, 2017 from 0.79% for the six months ended June 30, 2016. Our average balance of interest bearing deposits increased $41.4 million, or 7.0%, to $636.4 million for the six months ended June 30, 2017 from $595.0 million for the six months ended June 30, 2016.

Net Interest Income. Net interest income increased $4.7 million, or 26.5%, to $22.5 million for the six months ended June 30, 2017 from $17.8 million for the six months ended June 30, 2016. Our net interest rate spread increased 3 basis points to 3.50% for the six months ended June 30, 2017 from 3.47% for the six months ended June 30, 2016, while our net interest margin increased to 3.54% for the six months ended June 30, 2017 from 3.50% for the six months ended June 30, 2016. The average yield we earned on interest earning assets increased 4 basis points to 4.08% and the average rate we paid on interest bearing liabilities increased by 14 basis points to 1.05% at June 30, 2017 compared to June 30, 2016.

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Provision for Loan Losses. Our provision for loan losses was $2.4 million for the six months ended June 30, 2017 compared to $1.8 million for the six months ended June 30, 2016. The provisions recorded resulted in an allowance for loan losses of $13.9 million, or 1.09% of total loans at June 30, 2017, compared to $11.8 million, or 1.23% of total loans at June 30, 2016.

Noninterest Income. Noninterest income information is as follows:

	For the Six months ended June 30,		Change
	2017	2016	Amount	Percent
	(Dollars in thousands)
Noninterest income
Customer related fees and service charges	$1,225	$1,454	$(229)	(15.7)%
Debit card income	1,593	1,321	272	20.6
Gains of sales of securities	—	40	(40)	(100)
Total noninterest income	$2,818	$2,815	$3	0.11%

Debit card income increased primarily due to revenue from an expansion of our debit card business.

Noninterest Expense. Noninterest expense information is as follows:

	For the Six months ended June 30,		Change
	2017	2016	Amount	Percent
	(Dollars in thousands)
Noninterest expense
Employee compensation and benefits	$8,841	$7,797	$1,044	13.4%
Occupancy and equipment	2,110	1,916	194	10.1
Professional and consulting services	889	778	111	14.3
FDIC assessment	275	324	(49)	(15.1)
Core processing expenses	530	503	27	5.4
Directors fees	349	316	33	10.4
Insurance expense	144	163	(19)	(11.7)
Other expenses	1,238	1,108	130	11.7
Total noninterest expense	$14,376	$12,905	$1,471	11.4%

Salaries and employee benefits increased for the six months ended June 30, 2017 from the six months ended June 30, 2016 primarily due to increases in the number of employees, increases in incentive compensation tied to performance and salary increases.

Income Tax Expense. We recorded an income tax expense of $3.4 million for the six months ended June 30, 2017, reflecting an effective tax rate of 39.8%, compared to $2.4 million, or 40.6%, for the six months ended June 30, 2016.

Results of Operations for the Years Ended December 31, 2016 and 2015

General. Net income increased $744,000 or 17.4%, to $5.0 million for the year ended December 31, 2016 from $4.3 million for the year ended December 31, 2015. The increase resulted from a $10.6 million increase in net interest income and an $925,000 increase in noninterest income, which were partially offset by a $4.3 million increase in noninterest expense.

Interest Income. Interest income increased $11.5 million or 35.1%, to $44.2 million for the year ended December 31, 2016 from $32.7 million for the year ended December 31, 2015. This was attributable to an increase in interest and fees on loans, which increased $11.3 million, or 36.1%, to $42.4 million for the year ended December 31, 2016 from $31.1 million for the year ended December 31, 2015.

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The increase in interest income on loans was due to an increase in average balance of loans of $227.1 million, or 32.3%, to $931.2 million for the year ended December 31, 2016 from $704.1 million for the year ended December 31, 2015. This increase was due to our continued success in growing multifamily loans, commercial real estate loans, commercial loans and consumer loans.

Interest Expense. Interest expense increased $829,000, or 15.8%, to $6.1 million for the year ended December 31, 2016 from $5.3 million for the year ended December 31, 2015, caused by an increase in the average balance of interest bearing deposits. The average rate we paid on interest bearing deposits increased 5 basis point to 0.80% for the year ended December 31, 2016 from 0.75% for the year ended December 31, 2015. Our average balance of interest bearing deposits increased $97.8 million, or 19.3%, to $603.6 million for the year ended December 31, 2016 from $505.8 million for the year ended December 31, 2015.

Net Interest Income. Net interest income increased $10.6 million, or 38.8%, to $38.1 million for the year ended December 31, 2016 from $27.4 million for the year ended December 31, 2015. Our net interest rate spread increased 20 basis points to 3.53% for the year ended December 31, 2016 from 3.33% for the year ended December 31, 2015, while our net interest margin increased 21 basis points to 3.57% for the year ended December 31, 2016 from 3.36% for the year ended December 31, 2015. Although the average yield we earned on interest earning assets increased 19 basis points to 4.16%, the average rate we paid on interest bearing liabilities remained unchanged.

Provision for Loan Losses. Our provision for loan losses was $8.1 million for the year ended December 31, 2016 compared to $2.0 million for the year ended December 31, 2015. The provisions recorded resulted in an allowance for loan losses of $11.8 million, or 1.12% of total loans at December 31, 2016, compared to $9.9 million, or 1.21% of total loans at December 31, 2015. Our provision for loan losses increased primarily as the result of $6.2 million in loans charged-off for the year ended December 31, 2016, including a $5.1 million one-time charge off related to our taxi medallion portfolio.

Noninterest Income. Noninterest income information is as follows:

	For the Years Ended December 31,		Change
	2016	2015	Amount	Percent
	(Dollars in thousands)
Noninterest income
Customer related fees and service charges	$2,457	$1,930	$527	27.3%
Debit card income	2,926	2,568	358	13.9
Gains of sales of securities	40	—	40	NM
Total noninterest income	$5,423	$4,498	$925	20.6%

Debit card income increased due to growth in our business. Customer related fees and charges have increased due to overall increases in the balances and count of our deposit customers.

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Noninterest Expense. Noninterest expense information is as follows:

	For the Years Ended December 31,		Change
	2016	2015	Amount	Percent
	(Dollars in thousands)
Noninterest expense
Employee compensation and benefits	$17,010	$13,221	$3,789	28.7%
Occupancy and equipment	3,985	3,620	365	10.1
Professional and consulting services	1,595	1,360	235	17.3
FDIC assessment	675	554	121	21.8
Core processing expenses	862	788	74	9.4
Directors fees	611	540	71	13.1
Insurance expense	333	363	(30)	(8.3)
Other expenses	2,300	2,631	(331)	(12.6)
Total noninterest expense	$27,371	$23,077	$4,294	18.6%

Salaries and employee benefits increased for the year ended December 31, 2016 from the year ended December 31, 2015 primarily due to increases in the number of employees, increases in incentive compensation tied to performance and salary increases.

Income Tax Expense. We recorded an income tax expense of $3.0 million for the year ended December 31, 2016, reflecting an effective tax rate of 37.8%, compared to $2.6 million, or 37.5%, for the year ended December 31, 2015.

Discussion and Analysis of Financial Condition

Average balances and yields. The following table sets forth average balance sheets, average yields and costs, and certain other information at and for the years indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. Average balances are calculated based on an average of monthly average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or interest expense.

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	At June 30,	For the Six months ended June 30,
	2017	2017			2016
	Yield/ Cost	Average Outstanding Balance	Interest	Yield/ Rate (1)	Average Outstanding Balance	Interest	Yield/ Rate (1)

Interest-earning assets:
Loans	4.58%	$1,124,118	$25,235	4.49%	$879,168	$19,952	4.54%
Available-for-sale securities	2.33	41,230	369	1.79	44,533	445	2.00
Other interest-earning assets	1.42	132,560	886	1.34	111,656	503	0.88
Total interest-earning assets	4.14	1,297,908	26,490	4.08	1,035,357	20,900	4.04
Noninterest-earning assets		47,854			27,813
Allowance for loan losses		(12,307)			(10,536)
Total assets		$1,333,455			$1,052,634

Interest-bearing liabilities:
Money market and savings accounts	0.89%	$555,383	$2,226	0.80%	$484,831	$1,721	0.71%
Certificates of deposit	1.28	81,012	503	1.24	110,197	625	1.13
Total interest-bearing deposits	0.94	636,395	2,729	0.86	595,028	2,346	0.79
Borrowed funds	2.79	110,884	1,212	2.19	79,885	733	1.83
Total interest-bearing liabilities	1.23	747,279	3,941	1.05	674,913	3,079	0.91
Noninterest-bearing deposits		470,987			280,696
Other non-interest bearing liabilities		2,942			19,529
Total liabilities		1,221,208			975,138
Equity		112,247			77,496
Total liabilities and equity		$1,333,455			$1,052,634

Net interest income			$22,549			$17,821
Net interest rate spread (2)	3.59%			3.50%			3.47%
Net interest-earning assets (3)		$550,628			$361,536
Net interest margin (4)				3.54%			3.50%
Average interest-earning assets to interest-bearing liabilities		172.04%			152.01%

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	For the Year ended December 31,
	2016			2015
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate

Interest-earning assets:
Loans	$931,207	$42,360	4.56%	$704,080	$31,110	4.42%
Available-for-sale securities	41,836	842	2.01	52,402	1,045	1.99
Other interest-earning assets	91,401	953	1.01	67,781	527	0.78
Total interest-earning assets	1,064,444	44,155	4.16	824,263	32,682	3.97
Noninterest-earning assets	43,918			37,217
Allowance for loan losses	(11,131)			(8,706)
Total assets	$1,097,231			$852,774

Interest-bearing liabilities:
Money market and savings accounts	$501,619	$3,674	0.73%	$395,878	$2,679	0.68%
Certificates of deposit	101,950	1,203	1.18	109,921	1,126	1.02
Total interest-bearing deposits	603,569	4,877	0.80	505,799	3,805	0.75
Borrowed funds	69,840	1,212	1.74	79,006	1,455	1.84
Total interest-bearing liabilities	673,409	6,089	0.90	584,805	5,260	0.90
Noninterest-bearing deposits	313,594			183,901
Other non-interest bearing liabilities	20,022			15,319
Total liabilities	1,007,025			784,025
Equity	90,206			68,749
Total liabilities and equity	$1,097,231			$852,774

Net interest income		$38,066			$27,422
Net interest rate spread (2)			3.53%			3.33%
Net interest-earning assets (3)	$391,035			$239,458
Net interest margin (4)			3.57%			3.36%
Average interest-earning assets to interest-bearing liabilities	158.74%			139.52%

(1)	Yields and rates are annualized for the six months ended June 30, 2017 and 2016.
(2)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3)	Represents total interest-earning assets less total interest-bearing liabilities.
(4)	Represents net interest income divided by total interest-earning assets.

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Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	Six months ended June 30, 2017 vs. 2016 (1)			Years Ended December 31, 2016 vs. 2015
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(In thousands)

Interest-earning assets:
Loans	$5,472	$(198)	$5,274	$10,235	$1,017	$11,252
Available-for-sale securities	(153)	65	(88)	(213)	9	(204)
Other interest-earning assets	147	256	403	216	209	425

Total interest-earning assets	5,466	123	5,589	10,238	1,235	11,473

Interest-bearing liabilities:
Money market and savings accounts	268	236	504	760	234	995
Certificates of deposit	(190)	67	(123)	(71)	148	77
Total deposits	78	303	382	690	382	1,072

Borrowed funds	553	(73)	480	(164)	(79)	(243)

Total interest-bearing liabilities	631	230	861	526	303	829

Change in net interest income	$4,835	$(107)	$4,728	$9,712	$932	$10,644

(1)	Yields and rates are annualized for the six months ended June 30, 2017 and 2016.

Financial Condition

Assets. Our total assets were $1.6 billion at June 30, 2017, an increase of $366.5 million from $1.2 billion at December 31, 2016. The increase was primarily due to an increase in net loans of $228.5 million, or 21.9%, and an increase in cash and cash equivalents of $144.6 million, or 174%, partially offset by a decrease in securities available-for-sale and held-for-maturity of $2.2 million, or 5.1%.

Our total assets were $1.2 billion at December 31, 2016, an increase of $255.5 million from $964.8 million at December 31, 2015. The increase was primarily due to an increase in net loans of $232.4 million, or 28.7%, and an increase in cash and cash equivalents of $17.3 million, partially offset by a decrease in securities available-for-sale of $10.1 million, or 21.4%.

Cash and Cash Equivalents. Cash and cash equivalents increased $144.6 million, or 174%, to $227.5 million at June 30, 2017 from $82.9 million at December 31, 2016. The increase in cash and cash equivalents resulted from an increase in demand deposits and the subordinated debt issuance during the six months ended June 30, 2017.

Cash and cash equivalents increased $17.3 million, or 26.3%, to $82.9 million at December 31, 2016 from $65.6 million at December 31, 2015. The increase resulted primarily from an increase in demand deposits during the year ended December 31, 2016.

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Loan Portfolio Analysis. At June 30, 2017, net loans were $1.3 billion, or 80.1% of total assets, compared to $1.0 billion, or 85.4% of total assets, at December 31, 2016. Commercial and industrial loans increased $16.4 million, or 5.2%, to $332.3 million at June 30, 2017 from $315.9 million at December 31, 2016. Multifamily loans increased $61.9 million, or 52.7%, to $179.2 million at June 30, 2017 from $117.4 million at December 31, 2016. Consumer loans increased $19.3 million, or 102.5%, to $38.1 million at June 30, 2017 from $18.8 million at December 31, 2016. One- to four-family residential loans decreased $0.5 million, or 1.9%, to $26.0 million at June 30, 2017 from $26.5 million at December 31, 2016. Construction loans also increased by $10.9 million, or 37.1%, to $40.4 million at June 30, 2017 from $29.4 million at December 31, 2016. Commercial real estate loans increased by $122.3 million, or 22.3%, to $670.0 million at June 30, 2017 from $547.7 million at December 31, 2016.

At December 31, 2016, net loans were $1.0 billion, or 85.4% of total assets, compared to $810.4 million, or 84.0% of total assets, at December 31, 2015. Commercial and industrial loans increased $57.2 million, or 22.1%, to $315.9 million at December 31, 2016 from $258.7 million at December 31, 2015. Multifamily loans decreased $994,000, or 0.8%, to $117.4 million at December 31, 2016 from $118.4 million at December 31, 2015. Consumer loans increased $15.0 million or 392.2%, to $18.8 million at December 31, 2016 from $3.8 million at December 31, 2015. One- to four-family residential loans decreased $10.9 million, or 29.1%, to $26.5 million at December 31, 2016 from $37.4 million at December 31, 2015. Construction loans also decreased by $9.0 million, or 23.4%, to $29.4 million at December 31, 2016 from $38.4 million at December 31, 2015. Commercial real estate loans increased by $182.9 million, or 50.1%, to $547.7 million at December 31, 2016 from $364.8 million at December 31, 2015.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio, by type of loan at the dates indicated.

			At December 31,
	At June 30, 2017		2016		2015
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)

Real Estate:
Commercial	$669,963	52.1%	$547,711	51.9%	$364,802	44.4%
Construction	40,386	3.2	29,447	2.8	38,447	4.7
Multifamily	179,245	13.9	117,373	11.1	118,367	14.4
One- to four-family	25,976	2.0	26,480	2.5	37,371	4.5
Commercial and industrial	332,291	25.8	315,870	29.9	258,661	31.5
Consumer	38,115	3.0	18,825	1.8	3,825	0.5

Total loans receivable	1,285,976	100.0%	1,055,706	100.0%	821,473	100.0%

Deferred loan costs (fees)	(823)		(1,160)		(1,175)
Allowance for loan losses	(13,909)		(11,815)		(9,942)

Total loans receivable, net	$1,271,244		$1,042,731		$810,356

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	At December 31,
	2014		2013		2012
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)

Real Estate:
Commercial	$295,347	46.5%	$284,187	56.6%	$272,522	64.6%
Construction	18,923	3.0	9,563	1.9	4,857	1.1
Multifamily	93,054	14.7	58,921	11.7	44,249	10.5
One- to four-family	39,992	6.3	35,030	7.0	10,876	2.6
Commercial and industrial	187,536	29.5	114,545	22.8	89,338	21.2
Consumer	—	—	—	—	—	—

Total loans receivable	634,852	100.0%	502,246	100.0%	421,842	100.0%

Deferred loan costs (fees)	(168)		(620)		(1,089)
Allowance for loan losses	(7,916)		(7,512)		(8,558)

Total loans receivable, net	$626,768		$494,114		$412,195

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Loan Portfolio Maturities. The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2016. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in the year ending December 31, 2017. Maturities are based on the final contractual payment date and do not reflect the impact of prepayments and scheduled principal amortization.

	Commercial real estate	Construction	Multifamily	One- to four-family	Commercial and industrial	Consumer	Total

Due During the Years Ending December 31,
2017	$126,874	$26,713	$19,382	$64	$68,106	$847	$241,986
2018	113,258	—	21,693	—	11,500	38	146,489
2019	75,967	—	10,250	—	19,000	549	105,766
2020 to 2021	92,401	2,734	2,868	—	70,224	5,133	173,360
2022 to 2026	132,910	—	63,180	—	147,040	12,258	355,388
2027 to 2031	6,301	—	—	—	—	—	6,301
2032 and beyond	—	—	—	26,416	—	—	26,416

Total	$547,711	$29,447	$117,373	$26,480	$315,870	$18,825	$1,055,706

The following table sets forth the scheduled repayments of fixed- and adjustable-rate loans at December 31, 2016 that are contractually due after December 31, 2017.

	Due After December 31, 2017
	Fixed	Adjustable	Total
	(In thousands)

Real Estate:
Commercial	$347,126	$73,711	$420,837
Construction	—	2,734	2,734
Multifamily	80,547	17,444	97,991
One- to four-family	564	25,852	26,416
Commercial and industrial	97,361	150,403	247,764
Consumer	17,978	—	17,978
Total	$543,576	$270,144	$813,720

At June 30, 2017, $43.6 million, or 12.85% of our adjustable interest rate loans were at their interest rate floor.

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Delinquent Loans. The following table sets forth our loan delinquencies by type, by amount and by percentage of type at the dates indicated.

	Loans Delinquent For
	30-89 Days		90 Days and Over		Total
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)
At June 30, 2017
Real Estate:
Commercial	2	$937	—	$—	2	$937
Construction	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
One- to four-family	—	2,485	—	—	—	2,485
Commercial and industrial	5	220	1	3,660	6	3,880
Consumer	3	139	1	68	4	207
Total	10	$3,781	2	$3,728	12	$7,509

At December 31, 2016
Real Estate:
Commercial	2	$958	—	$—	2	$958
Construction	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
One- to four-family	—	—	—	—	—	—
Commercial and industrial	2	3,936	—	—	2	3,936
Consumer	1	34	—	—	1	34
Total	5	$4,928	—	$—	5	$4,928

At December 31, 2015
Real Estate:
Commercial	—	$—	—	$—	—	$—
Construction	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
One- to four-family	—	—	1	659	1	659
Commercial and industrial	—	—	1	46	1	46
Consumer	—	—	—	—	—	—
Total	—	$—	2	$705	2	$705

At December 31, 2014
Real Estate:
Commercial	—	$—	—	$—	—	$—
Construction	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
One- to four-family	—	—	1	659	1	659
Commercial and industrial	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total	—	$—	1	$659	1	$659

At December 31, 2013
Real Estate:
Commercial	1	$3,975	1	$1,430	2	$5,405
Construction	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
One- to four-family	—	—	1	659	1	659
Commercial and industrial	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total	1	$3,975	2	$2,089	3	$6,064

At December 31, 2012
Real Estate:
Commercial	1	$331	1	$1,575	2	$1,906
Construction	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
One- to four-family	—	—	1	1,000	1	1,000
Commercial and industrial	—	—	2	2,870	2	2,870
Consumer	—	—	—	—	—	—
Total	1	$331	4	$5,445	5	$5,776

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Non-Performing Assets. The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.

	At June 30,	At December 31,
	2017	2016	2015	2014	2013	2012
	(Dollars in thousands)

Non-accrual loans:
Real Estate:
Commercial	$841	$—	$1,373	$1,414	$5,405	$1,575
Construction	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
One- to four-family	—	—	659	659	1,223	1,565
Commercial and industrial	3,660	3,660	46	—	1,915	2,215
Consumer	68	—	—	—	—	—
Total	4,569	3,660	2,078	2,073	8,543	5,355

Accruing loans 90 days or more past due:
Real Estate:
Commercial	$—	$—	$—	$—	$—	$—
Construction	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
One- to four-family	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	655
Consumer	—	—	—	—	—	—
Total loans 90 days or more past due	—	—	—	—	—	655

Total non-performing loans	4,569	3,660	2,078	2,073	8,543	6,010

Real estate owned	—	—	—	—	—	—
Other non-performing assets	—	—	—	—	—	—

Total non-performing assets	$4,569	$3,660	$2,078	$2,073	$8,543	$6,010

Troubled debt restructurings:
Real Estate:
Commercial	$5,473	$5,504	$1,806	$447	$6,379	$7,535
Construction	—	—	—	—	—	—
Multifamily	—	—	5,971	6,048	6,132	6,216
One- to four-family	1,130	1,130	1,130	1,130	565	—
Commercial and industrial	1,145	1,255	3,358	1,595	—	—
Consumer	—	—	—	—	—	—
Total	$7,748	$7,889	$12,265	$9,220	$13,076	$13,751

Ratios:
Total non-performing loans to total loans	0.36%	0.35%	0.26%	0.33%	1.73%	1.46%
Total non-performing loans to total assets	0.29%	0.30%	0.22%	0.27%	1.34%	1.06%
Total non-performing assets to total assets	0.29%	0.30%	0.22%	0.27%	1.34%	1.06%

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by us in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. We determine the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The measurement of an impaired loan is based on (i) the present value of expected future cash flows discounted at the loan’s effective interest rate, (ii) the loan’s observable market price or (iii) the fair value of the collateral if the loan is collateral dependent.

Non-accrual loans totaled $4.6 million, $3.6 million and $2.1 million at June 30, 2017, December 31, 2016 and December 31, 2015, respectively.

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All loans except for consumer loans are individually evaluated for impairment.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, we determine the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

Interest income on loans is accrued and credited to operations based upon the principal amounts outstanding.  Loans are placed on non-accrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more.  Delinquent status is based on the contractual terms of the loan.  Any unpaid interest previously accrued on those loans is reversed from income.  Interest payments received on such loans are applied as a reduction of the loan principal balance when the collectability of principal, wholly or partially, is in doubt.  Interest payments received may be deferred on nonaccrual loans in which the principal balance is deemed to be collectible.  Interest income is recognized when all the principal and interest amounts contractually due are brought current and the loans are returned to accrual status.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Interest income that would have been recorded for the six months ended June 30, 2017 and the year ended December 31, 2016 had nonaccrual loans been current according to their original terms amounted to $110,738 and $57,000, respectively. We recognized $2,080 and $195,340 of interest income for these loans for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Interest income that would have been recorded for six months ended June 30, 2017 and the year ended December 31, 2016 had troubled debt restructurings been current according to their original terms amounted to $236,319 and $489,641, respectively. We recognized $155,959 and $318,298 of interest income for these loans for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Allowance for Loan Losses.

Please see “–Critical Accounting Policies – Allowance for Loan Losses” for additional discussion of our allowance policy.

The allowance for loan losses is maintained at levels considered adequate by management to provide for probable loan losses inherent in the loan portfolio as of the consolidated balance sheet reporting dates. The allowance for loan losses is based on management’s assessment of various factors affecting the loan portfolio, including portfolio composition, delinquent and non-accrual loans, national and local business conditions and loss experience and an overall evaluation of the quality of the underlying collateral.

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Allowance for Loan Losses. The following table sets forth activity in our allowance for loan losses for the years indicated.

	At or for the Six months ended June 30,		At or For the Years Ended December 31,
	2017	2016	2016	2015
	(Dollars in thousands)

Balance at beginning of year	$11,815	$9,942	$9,942	$7,916

Charge-offs:
Real Estate:
Commercial	—	—	—	—
Construction	—	—	—	—
Multifamily	—	—	—	—
One- to four-family	—	(51)	(659)	—
Commercial and industrial	(220)	—	(5,530)	—
Consumer	(46)	—	—	—
Total charge-offs	(266)	(51)	(6,189)	—

Recoveries:
Real Estate:
Commercial	—	—	—	—
Construction	—	—	—	—
Multifamily	—	—	—	—
One- to four-family	—	3	2	11
Commercial and industrial	—	—	—	—
Consumer	—	—	—	—
Total recoveries	—	3	2	11

Net charge-offs	(266)	(48)	(6,187)	11
Transfer to hold for sale	—	—	—	—
Provision for loan losses	2,360	1,810	8,060	2,015

Balance at end of year	$13,909	$11,704	$11,815	$9,942

Ratios:
Net charge-offs to average loans outstanding	0.05%	0.01%	0.66%	0.00%
Allowance for loan losses to non-performing loans at end of year	304.5%	427.2%	322.8%	478.4%
Allowance for loan losses to total loans at end of year	1.09%	1.23%	1.12%	1.21%

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Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category, the total loan balances by category, and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

				At December 31,
	At June 30, 2017			2016			2015
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans
	(Dollars in thousands)

Real Estate:
Commercial	$6,487	46.6%	52.1%	$5,206	44.1%	51.9%	$3,650	36.7%	44.4%
Construction	557	4.0	3.2	409	3.5	2.8	589	5.9	4.7
Multifamily	958	6.9	13.9	620	5.2	11.1	986	9.9	14.4
One- to four-family	85	0.6	2.0	109	0.9	2.5	444	4.5	4.5
Commercial and industrial	5,560	40.0	25.8	5,364	45.4	29.9	4,254	42.8	31.5
Consumer	262	1.9	3.0	107	0.9	1.8	19	0.2	0.5
Total allowance for loan losses	$13,909	100.0%	100.0%	$11,815	100.0%	100.0%	$9,942	100.0%	100.0%

	At December 31,
	2014			2013			2012
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of+ Loans in Category to Total Loans
	(Dollars in thousands)

Real Estate:
Commercial	$3,283	41.5%	46.5%	$3,965	52.8%	56.6%	$4,086	47.8%	64.6%
Construction	269	3.4	3.0	181	2.4	1.9	111	1.3	1.1
Multifamily	778	9.8	14.7	545	7.3	11.7	1,291	15.1	10.5
One- to four-family	480	6.1	6.3	630	8.4	7.0	295	3.4	2.6
Commercial and industrial	3,106	39.2	29.5	2,191	29.2	22.8	2,775	32.4	21.2
Consumer	—	—	—	—	—	—	—	—	0.0
Total allowance for loan losses	$7,916	100.0%	100.0%	$7,512	100.0%	100.0%	$8,558	100.0%	100.0%

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The allowance for loan losses as a percentage of loans was 1.09%, 1.12% and 1.21% as of June 30, 2017, December 31, 2016 and 2015, respectively. The decrease in the allowance percentage from December 31, 2015 to December 31, 2016 to June 30, 2017 was primarily due to changes in the composition of the loan portfolio, including the charge off of $5.1 million of our taxi medallion portfolio, which decreased our total exposure to taxi medallion loans to $3.7 million at June 30, 2017.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles in the United States of America, there can be no assurance that regulators, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Securities Portfolio

The following table sets forth the amortized cost and fair value of our securities portfolio (excluding Federal Home Loan Bank of New York) at the dates indicated.

			At December 31,
	At June 30, 2017		2016		2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Available For Sale
Residential mortgage-backed securities	$27,697	$27,683	$29,152	$29,027	$39,679	$39,794
Residential collateralized mortgage obligations	4,799	4,698	5,233	5,103	4,560	4,449
Municipal bonds	1,110	1,133	1,122	1,136	1,145	1,174
CRA mutual fund	2,136	2,096	2,115	2,063	2,068	2,050
Total securities available for sale	$35,742	$35,610	$37,622	$37,329	$47,452	$47,467

Held To Maturity
Residential mortgage-backed securities	$5,943	$5,882	$6,475	$6,394	$4,877	$4,873
Foreign government securities	25	25	25	25	97	97
Total securities held to maturity	$5,968	$5,907	$6,500	$6,419	$4,974	$4,970

Total securities	$41,710	$41,517	$44,122	$43,748	$52,426	$52,437

At June 30, 2017, December 31, 2016 and December 31, 2015, we had no investments in a single company or entity, other than government and government agency securities, which had an aggregate book value in excess of 10% of our equity.

We review the investment portfolio on a quarterly basis to determine the cause, magnitude and duration of declines in the fair value of each security. In estimating other-than-temporary impairment (“OTTI”), we consider many factors including: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether we have the intent to sell the security or more likely than not will be required to sell the security before its anticipated recovery. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. The assessment of whether any other than temporary decline exists may involve a high degree of subjectivity and judgment and is based on the information available to management at a point in time. We evaluate securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

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At June 30, 2017 and December 31, 2016, securities in unrealized loss positions were largely issuances from government sponsored entities. Due to the decline in fair value attributable to changes in interest rates and illiquidity, not credit quality and because we do not have the intent to sell the securities and it is likely that it will not be required to sell the securities before their anticipated recovery, we do not consider the securities to be other-than-temporarily impaired at June 30, 2017 and December 31, 2016.

No impairment charges were recorded for the six months ended June 30, 2017 and 2016 or for the years ended December 31, 2016 and 2015.

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Portfolio Maturities and Yields. The composition and maturities of the securities portfolio at June 30, 2017 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. No tax-equivalent yield adjustments were made, as the effect thereof was not material.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)

Available For Sale
Residential mortgage-backed securities	$—	—%	$—	—%	$14,637	2.27%	$13,060	2.01%	$27,697	$27,683	2.15%
Residential collateralized mortgage obligations	—	—	1,601	1.47	2,009	1.58	1,189	1.30	4,799	4,698	1.47
Municipal bonds	—	—	—	—	—	—	1,110	3.94	1,110	1,133	3.94
CRA mutual fund (1)	—	—	—	—	—	—	—	—	2,136	2,096	2.06
Total securities available for sale	$—	—%	$1,601	1.47%	$16,646	2.19%	$15,359	2.09%	$35,742	$35,610	1.95%

Held To Maturity
Residential mortgage-backed securities	$—	—%	$—	—%	$—	—%	$5,943	2.04%	$5,943	$5,882	2.04%
Foreign government securities	—	—	25	1.83	—	—	—	—	25	25	1.83
Total securities held to maturity	$—	—%	$25	1.83%	$—	—%	$5,943	2.04%	$5,968	$5,907	2.05%

Total securities	$—	—%	$1,626	1.48%	$16,646	2.17%	$21,302	2.08%	$41,710	$41,517	2.11%

(1) CRA Mutual Fund does not have contractual maturity dates.

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Deposits

Total deposits increased $335.5 million, or 33.8%, to $1.3 billion at June 30, 2017 from $993.8 million at December 31, 2016. We continue to focus on the acquisition and expansion of core deposit relationships, which we define as all deposits except for certificates of deposit. Core deposits totaled $1.26 billion at June 30, 2017, or 94.4% of total deposits at that date.

The following table sets forth the distribution of our average total deposit accounts, by account type, for the years indicated.

	For the Six Months Ended			For the Years Ended December 31,
	June 30, 2017			2016			2015			2014
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Deposit type:
Non-interest- bearing demand	$470,987	42.5%	—%	$313,594	34.2%	—%	$183,901	26.7%	—%	$51,323	11.6%	—%
Money market and savings	555,383	50.2	0.80	501,619	54.7	0.73	395,878	57.4	0.68	245,631	55.6	0.65
Certificates of deposit	81,012	7.3	1.24	101,950	11.1	1.18	109,921	15.9	1.02	144,684	32.8	1.20

Total deposits	$1,107,382	100.0%	0.50%	$917,163	100.0%	0.53%	$689,700	100.0%	0.55%	$441,638	100.0%	0.75%

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As of June 30, 2017, the aggregate amount of our outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $66.6 million. The following table sets forth the maturity of those certificates as of June 30, 2017.

At June 30, 2017
(In thousands)

Three months or less	$4,295
Over three months through six months	11,953
Over six months through one year	31,239
Over one year to three years	18,856
Over three years	249

Total	$66,592

Borrowings

At June 30, 2017, we had the ability to borrow a total of $248.6 million from the Federal Home Loan Bank of New York. We also had an available line of credit with the Federal Reserve Bank of New York discount window of $34.7 million. At December 31, 2016, we had the ability to borrow a total of $204.4 million from the Federal Home Loan Bank of New York. At December 31, 2016, we also had an available line of credit with the Federal Reserve Bank of New York discount window of $67.9 million.

The following table sets forth information concerning balances and interest rates on our borrowed funds, which include consolidated debt, trust preferred securities and Federal Home Loan Bank of New York advances, at and for the periods shown:

	At or for the Six Months Ended June 30,		At or For the Years Ended December 31,
	2017	2016	2016	2015	2014
	(Dollars in thousands)

Balance at end of period	$118,875	$59,140	$99,038	$116,767	$84,543
Average balance during period	$110,884	$79,885	$69,840	$79,006	$87,555
Maximum outstanding at any month end	$119,457	$106,750	$106,750	$116,767	$97,747
Weighted average interest rate at end of period	2.66%	1.72%	1.84%	1.27%	1.74%
Average interest rate during period	2.19%	1.83%	1.74%	1.84%	1.91%

Stockholders’ Equity

Total stockholders’ equity increased $5.5 million, or 5.0%, to $115.0 million at June 30, 2017, from $109.5 million at December 31, 2016. The increase for the six months ended June 30, 2017 was primarily due to $5.2 million in net income.

Total stockholders’ equity increased $33.5 million, or 44.2%, to $109.5 million at December 31, 2016, from $76.0 million at December 31, 2015. The increase for the year ended December 31, 2016 was primarily due to $5.0 million in net income and the issuance of common and preferred stock during the year ended December 31, 2016.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments and maturities and sales of securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly review the need to adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest earning deposits and securities, and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest earning deposits and short- and intermediate-term securities.

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Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At June 30, 2017 and December 31, 2016, cash and cash equivalents totaled $227.5 million and $82.9 million, respectively. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $35.6 million at June 30, 2017 and $37.3 million at December 31, 2016.

At June 30, 2017, we had the ability to borrow a total of $248.6 million from the Federal Home Loan Bank of New York. We also had an available line of credit with the Federal Reserve Bank of New York discount window of $34.7 million.

At December 31, 2016, we had the ability to borrow a total of $204.4 million from the Federal Home Loan Bank of New York. We also had an available line of credit with the Federal Reserve Bank of New York discount window of $67.9 million.

On December 7, 2005, the Company established MetBank Capital Trust I, a Delaware statutory trust (“Trust I”). The Company owns all of the common capital securities of Trust I in exchange for contributed capital of $310,000. Trust I issued $10 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust I’s common capital securities, in the Company through the purchase of $10.310 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the “Debentures I”) issued by the Company. The Debentures I, the sole assets of Trust I, mature on December 9, 2035 and bear interest at a fixed rate of 6.82% for the first five years, then at a floating rate of 3-month LIBOR plus 1.85%. The Debentures I are callable after five years.

On July 14, 2006, the Company established MetBank Capital Trust II, a Delaware statutory trust (“Trust II”). The Company owns all of the common capital securities of Trust II in exchange for contributed capital of $310,000. Trust II issued $10 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust II’s common capital securities, in the Company through the purchase of $10.310 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the “Debentures II”) issued by the Company. The Debentures II, the sole assets of Trust II, mature on October 7, 2036, and bear interest at a fixed rate of 7.61% for the first five years, then at a floating rate of three-month LIBOR plus 2.00%. The Debentures II are callable after five years.

The Company is not considered the primary beneficiary of these trusts, therefore the trusts are not consolidated in the Company’s financial statements; the subordinated debentures are shown as a liability on the consolidated statements of financial condition. Interest on the subordinated debentures may be deferred by the Company at any time or from time to time for a period not exceeding 20 consecutive quarterly payments (5 years), provided there is no event of default. At the end of the deferral period, the Company must pay accrued interest, at which point it may elect a new deferral period provided that no deferral may extend beyond maturity.

The investments in the common capital securities of Trust I and Trust II are included in other assets on the consolidated statements of financial condition. The subordinated debentures may be included in Tier 1 capital (with certain applicable limitations) under current regulatory guidelines and interpretations.

On March 8, 2017, the Company completed the issuance of $25 million of fixed-to-floating rate subordinated notes at 100% issue price to accredited institutional investors. The subordinated notes mature on March 15, 2027 and bear an interest rate of 6.25% per annum until March 15, 2022. Interest on the subordinated notes is paid semi-annually on March 15 and September 15 of each year thru March 15, 2022 and quarterly thereafter on March 15, June 15, September 15 and December 15 of each year. The interest rate of the subordinated notes from March 15, 2022 to the maturity date shall reset quarterly to an interest rate per annum equal to the then current three month LIBOR (not less than zero) plus 426 basis points, payable quarterly in arrears. The Company may redeem the subordinated notes beginning March 15, 2022, and on any scheduled interest payment date thereafter, in whole or in part, at a redemption price equal to 100% of the principal amount of the subordinated notes plus any accrued and unpaid interest.

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We have no material commitments or demands that are likely to affect our liquidity other than set forth below. In the event loan demand were to increase faster than expected, or any unforeseen demand or commitment were to occur, we could access our borrowing capacity with the Federal Home Loan Bank of New York or obtain additional funds through brokered certificates of deposit.

At June 30, 2017, we had $93.1 million in loan commitments outstanding. We also had $20.2 million in standby letters of credit at June 30, 2017. At December 31, 2016, we had $70.8 million in loan commitments outstanding. We also had $9.8 million in standby letters of credit at December 31, 2016.

Certificates of deposit due within one year of June 30, 2017 totaled $53.9 million, or 4.1% of total deposits. Total certificates of deposit were $73.7 million or 5.6% of total deposits at June 30, 2017. Certificates of deposit due within one year of December 31, 2016 totaled $56.4 million, or 5.7% of total deposits. Total certificates of deposit were $90.5 million or 9.1% of total deposits at December 31, 2016.

Our primary investing activities are the origination, and to a lesser extent purchase, of loans and the purchase of securities. During the six months ended June 30, 2017, we originated or purchased $333.8 million of loans and $1.5 million of securities. During the six months ended June 30, 2016, we originated or purchased $228.2 million of loans and purchased $2.7 million in securities. During the year ended December 31, 2016, we originated or purchased $533.6 million of loans and $4.2 million of securities. During the year ended December 31, 2015, we originated or purchased $456.9 million of loans and we purchased $5.2 million of securities.

Financing activities consist primarily of activity in deposit accounts. We experienced an increase in total deposits of $336.0 million and $175.0 million for the six months ended June 30, 2017 and 2016, respectively. We experienced net increases in total deposits of $227.7 million and $156.8 million for the years ended December 31, 2016 and 2015, respectively. We generate deposits from businesses and individuals through client referrals and other relationships and through our retail presence. We believe we have a very stable core deposit base due primarily to our cash management solutions for middle-market businesses as we strongly encourage and are generally successful in having our business borrowers maintain their entire banking relationship with us. The high level of transaction accounts is expected to be maintained. We have established deposit concentration thresholds to avoid the possibility of dependence on any single depositor base for funds. Since inception, we have not had the need to borrow significantly from the Federal Home Loan Bank of New York. We have been able to use the cash generated from the increases in deposits to fund loan growth in recent periods.

The Company and Metropolitan Commercial Bank are subject to various regulatory capital requirements administered by the FRB. At June 30, 2017 and December 31, 2016, Metropolitan Commercial Bank exceeded all applicable regulatory capital requirements, and was considered “well capitalized” under regulatory guidelines. See Note 15 of the Notes to the Consolidated Financial Statements for additional information.

The net proceeds from the stock offering will initially increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of loans. Our financial condition and results of operations will be enhanced by the net proceeds from the stock offering, resulting in increased net interest earning assets and net interest income. However, due to the increase in equity resulting from the net proceeds raised in the stock offering, as well as other factors associated with the stock offering, our return on equity will be adversely affected following the stock offering.

The Company and Metropolitan Commercial Bank manage their capital to comply with our internal planning targets and regulatory capital standards administered by federal banking agencies. The Bank reviews capital levels on a monthly basis. At June 30, 2017 and December 31, 2016, the Company and Metropolitan Commercial Bank were classified as well-capitalized.

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The following table presents our capital ratios as of the indicated dates.

	At June 30,	At December 31,		Minimum Ratio to be “Well Capitalized” under Prompt Corrective	Minimum Ratio to be “Adequately Capitalized” under Prompt Corrective
	2017	2016	2015	Action Rules	Action Rules

The Company:
Common Equity Tier 1	7.67%	10.80%	10.44%	—	4.5
Total risk-based capital ratio	12.63%	12.45%	11.98%	10.0	8.0
Tier 1 risk-based capital ratio	9.62%	11.32%	10.93%	6.0	6.0
Tier 1 leverage ratio	8.91%	10.49%	9.34%	—	4.0
Metropolitan Commercial Bank:
Common Equity Tier 1	11.29%	11.25%	10.83%	6.5	4.5
Total risk-based capital ratio	12.38%	12.38%	12.08%	10.0	8.0
Tier 1 risk-based capital ratio	11.29%	11.25%	10.83%	8.0	6.0
Tier 1 leverage ratio	10.21%	10.41%	9.26%	5.0	4.0

Basel III revised the capital adequacy requirements and the Prompt Corrective Action Framework effective January 1, 2015 for Metropolitan Commercial Bank. When fully phased in on January 1, 2019, the Basel Rules will require the Company and Metropolitan Commercial Bank to maintain a 2.5% “capital conservation buffer” on top of the minimum risk-weighted asset ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a (i) CET1 to risk-weighted assets, (ii) Tier 1 capital to risk-weighted assets or (iii) total capital to risk-weighted assets above the respective minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and discretionary bonus payments to executive officers based on the amount of the shortfall. The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will increase by 0.625% on each subsequent January 1, until it reaches 2.5% on January 1, 2019. The capital conservation buffer is currently at 1.25%.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. The following table presents our contractual obligations as of June 30, 2017 and December 31, 2016, respectively, excluding FHLB advances. As of June 30, 2017 total outstanding FHLB borrowings were $73.8 million out of which $70.8 million had a maturity of less than one year and $3.0 million had a maturity of more than one year through three years. As of December 31, 2016 total outstanding FHLB borrowings were $78.4 million out of which $66.0 million had a maturity of less than one year and $12.4 million had a maturity of more than one year through three years.

Contractual Maturities
	Less Than One Year	More Than One Year Through Three Years	More Than Three Years Through Five Years	Over Five Years	Total
	(In thousands)
June 30, 2017
Operating lease obligations	$2,113	$4,349	$3,422	$5,306	$15,190
Subordinated debentures (1)	—	—	—	20,620	20,620
Subordinated notes (2)	—	—	—	24,453	24,453
Time deposits	53,916	35,510	283	—	73,750
Total	$56,029	$39,859	$3,705	$50,379	$134,013

December 31, 2016
Operating lease obligations	$2,142	$4,297	$3,763	$6,059	$16,261
Subordinated debentures (1)	—	—	—	20,620	20,620
Time deposits	56,363	33,801	349	—	90,513
Total	$58,505	$38,098	$4,112	$26,679	$127,394

(1)	At June 30, 2017 and December 31, 2016, respectively, the Company had issued and outstanding $10.3 million and $10.3 million of callable trust preferred securities due on December 9, 2035, which bear interest at a floating rate of 3-month LIBOR plus 1.85%. At that same dates, the Company had issued and outstanding $10.3 million and $10.3 million of callable junior subordinated debentures due on October 7, 2036, which bear interest at a floating rate of three-month LIBOR plus 2.00%. Both of these debentures were issued in connection with trust preferred securities.

(2)	On March 8, 2017, the Company completed the issuance of $25 million fixed-floating rate subordinated debentures, which bear an interest of 6.25% until March 15, 2022 at which time reset to a floating rate of 3-month LIBOR plus 426 basis points.

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Off-Balance Sheet Arrangements. We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Our exposure to credit loss is represented by the contractual amount of the instruments. We use the same credit policies in making commitments as we do for on-balance sheet instruments.

For further information, see Note 14 of the Notes to the December 31, 2016 Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

General. The principal objective of our asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital. The board of directors of our bank has oversight of our asset and liability management function, which is managed by our Asset/Liability Management Committee. Our Asset/Liability Management Committee meets regularly to review, among other things, the sensitivity of our assets and liabilities to market interest rate changes, local and national market conditions and market interest rates. That group also reviews our liquidity, capital, deposit mix, loan mix and investment positions.

Interest Rate Risk. As a financial institution, our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the fair value of all interest earning assets and interest bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage our exposure to interest rates primarily by structuring our balance sheet in the ordinary course of business. We do not typically enter into derivative contracts for the purpose of managing interest rate risk, but we may do so in the future. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Net Interest Income At-Risk. We analyze our sensitivity to changes in interest rates through our net interest income simulation model. We estimate what our net interest income would be for a one-year period based on current interest rates. We then calculate what the net interest income would be for the same period under different interest rate assumptions. The following table shows the estimated impact on net interest income for the one-year period beginning June 30, 2017 resulting from potential changes in interest rates, expressed in basis points. These estimates require certain assumptions to be made, including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain. As a result, no simulation model can precisely predict the impact of changes in interest rates on our net interest income.

Although the net interest income table below provides an indication of our interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

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Change in Interest Rates (basis points)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
(Dollars in thousands)

+400	$64,515	22.9%
+300	61,503	17.2%
+200	58,489	11.4%
+100	55,538	5.8%
0	52,485	—%
-100	50,351	(4.1)%

The table above indicates that at June 30, 2017, in the event of a 200 basis point increase in interest rates, we would experience an 11.4% increase in net interest income. In the event of a 100 basis point decrease in interest rates, we would experience a 4.1% decrease in net interest income.

Economic Value of Equity Analysis. We analyze the sensitivity of our financial condition to changes in interest rates through our economic value of equity model. This analysis measures the difference between predicted changes in the fair value of our assets and predicted changes in the present value of our liabilities assuming various changes in current interest rates. The table below represents an analysis of our interest rate risk as measured by the estimated changes in our economic value of equity, resulting from an instantaneous and sustained parallel shift in the yield curve (+100, +200, +300 and +400 basis points and -100 basis points) at June 30, 2017.

				EVE as a Percentage of Fair Value of Assets (3)
Change in Interest Rates	Estimated	Estimated Increase (Decrease) in EVE		EVE	Increase (Decrease)
(basis points) (1)	EVE (2)	Amount	Percent	Ratio (4)	(basis points)
(Dollars in thousands)

+400	$177,002	$17,086	10.7%	12.05%	1.85
+300	173,049	13,133	8.2%	11.61%	1.41
+200	168,258	8,342	5.2%	11.11%	0.91
+100	166,384	6,468	4.0%	10.79%	0.59
—	159,916	—	—	10.20%	—
-100	147,677	(12,239)	(7.7)%	9.26%	(0.94)

(1)	Assumes an immediate uniform change in interest rates at all maturities.
(2)	EVE is the fair value of expected cash flows from assets, less the fair value of the expected cash flows arising from our liabilities adjusted for the value of off-balance sheet contracts.
(3)	Fair value of assets represents the amount at which an asset could be exchanged between knowledgeable and willing parties in an arms-length transaction.
(4)	EVE Ratio represents EVE divided by the fair value of assets.

The table above indicates that at June 30, 2017, in the event of a 100 basis point decrease in interest rates, we would experience a 7.7% decrease in our economic value of equity. In the event of a 200 basis points increase in interest rates, we would experience an increase of 5.2% in economic value of equity.

The preceding income simulation analysis does not represent a forecast of actual results and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, which are subject to change, including: the nature and timing of interest rate levels including the yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and others. Also, as market conditions vary, prepayment/refinancing levels, the varying impact of interest rate changes on caps and floors embedded in adjustable-rate loans, early withdrawal of deposits, changes in product preferences, and other internal/external variables will likely deviate from those assumed.

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Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data included in this prospectus have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Critical Accounting Policies

A summary of our accounting policies is described in Note 1 to the consolidated financial statements included in this prospectus. Critical accounting estimates are necessary in the application of certain accounting policies and procedures and are particularly susceptible to significant change. Critical accounting policies are defined as those involving significant judgments and assumptions by management that could have a material impact on the carrying value of certain assets or on income under different assumptions or conditions. Management believes that the most critical accounting policies, which involve the most complex or subjective decisions or assessments, are as follows:

Allowance for Loan Losses. Although management evaluates available information to determine the adequacy of the allowance for loan losses, the level of allowances is an estimate which is subject to significant judgement and short term change. Because of uncertainties associated with local economic conditions, collateral values and future cash flows on the loan portfolio, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term due to economic, operating, regulatory and other conditions beyond the Company’s control. However, the amount of the change that is reasonably possible cannot be estimated. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, we may ultimately incur losses that vary from management’s current estimates. Adjustments to the allowance for loan losses will be reported in the period such adjustments become known or can be reasonably estimated. All loan losses are charged to the allowance for loan losses when the loss actually occurs or when the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

Emerging Growth Company. Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the Financial Accounting Standards Board (“FASB”) or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We have irrevocably elected to adopt new accounting standards within the public company adoption period.

Although we are still evaluating the JOBS Act, we may take advantage of some of the reduced regulatory and reporting requirements that are available to it so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

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BUSINESS

Overview

We are a bank holding company headquartered in New York, New York and registered under the BHC Act. Through our wholly owned bank subsidiary, Metropolitan Commercial Bank, we provide a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and affluent individuals in the New York metropolitan area. Our founding members, including our Chief Executive Officer Mark DeFazio, recognized a need in the New York metropolitan area for a solutions oriented, relationship bank focused on middle market companies and real estate entrepreneurs who require loans of $2–20 million, a size often overlooked or deprioritized by larger financial institutions. Metropolitan Commercial Bank was established in 1999 with the goal of helping these underserved clients build and sustain wealth. Our motto, “The Entrepreneurial Bank,” is a reflection of our aspiration to develop a middle-market bank that shares the same entrepreneurial spirit of our clients. By combining the high-touch service and relationship-based focus of a community bank with the extensive suite of financial products and services offered by our largest competitors, we believe that Metropolitan is well-positioned to continue to capitalize on the significant growth opportunities available in the New York metropolitan area. In addition to traditional commercial banking products, we offer cash management and retail banking services. We also serve as an issuing bank for debit card programs nationwide. These activities, together with our five strategically located banking centers, generate a stable source of low cost core deposits and a diverse loan portfolio with attractive risk-adjusted yields. We believe our dynamic business model distinguishes us from our competitors in the markets in which we operate as demonstrated by comparing our performance for the six months ended June 30, 2017 and 2016 as well as our year ended 2016 to 2015.

For the six months ended June 30, 2017 and 2016:

•	Our net income increased 47.9% to $5.2 million or $1.12 per diluted share.

•	We had a net interest margin of 3.54% for the six months ended June 30, 2017, an increase from 3.50% for the six months ended June 30, 2016, anchored by a stable cost of funds of 0.44% on our core deposits.

•	Our loans increased 21.8% or $230.3 million to $1.3 billion for the six months ended June 30, 2017, with $4.6 million or 0.36% non-performing loans.

•	Our noninterest income increased 0.11% to $2.8 million, which represented 9.6% of our total revenue at June 30, 2017, primarily from our debit card issuing program.

•	As of June 30, 2017, our assets, loans, deposits and stockholders’ equity totaled $1.6 billion, $1.3 billion, $1.3 billion and $115.0 million, respectively.

For the years ended December 31, 2016 and 2015:

•	Our net income increased 17.4% to $5.0 million or $0.43 per diluted share. The net income per diluted share includes dividends paid to preferred shareholders.

•	We had a net interest margin of 3.57% for the year ended December 31, 2016, an increase from 3.36% for the year ended December 31, 2015, anchored by a stable cost of funds of 0.43% on our core deposits.

•	Our provision for loan losses increased from $2.0 million for 2015 to $8.1 million for 2016, which includes the effect of a $5.1 million one-time charge off relating to our taxi medallion portfolio.

•	Our loans increased 28.5% or $234.2 million to $1.0 billion with $3.7 million or 0.35% non-performing loans.

•	Our noninterest income increased 20.6% to $5.4 million, which represented 10.9% of our total revenue at December 31, 2016, primarily from our debit card issuing program and other service charges and fees.

•	As of December 31, 2016, our assets, loans, deposits and stockholders’ equity totaled $1.2 billion, $1.0 billion, $993.8 million and $109.5 million, respectively.

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We are focused on organically growing and expanding our position in the New York metropolitan area. Through our experienced team of commercial relationship managers and our integrated, client-centric approach, we have successfully demonstrated our ability to consistently grow market share by deepening existing client relationships and continually expanding our client base through referrals. We have grown our diversified loan portfolio at a 31% CAGR since 2013, with the majority of growth sourced from our Commercial Real Estate (“CRE”) and Commercial and Industrial (“C&I”) portfolios. Since initiating our transition to a core-funded institution with the opening of our first banking center in 2006, we have maintained a goal of converting many of our commercial lending clients into full retail relationship banking clients. This focus has enabled us to complement our strong loan growth with a deposit CAGR of 33% over the same period, which compares very favorably to the 9% annual deposit growth rate achieved by banks in the same local markets in which we operate. This deposit growth has been fueled primarily by low cost core deposits (deposits, excluding certificates of deposit), which now represent approximately 94.4% of total deposits as of June 30, 2017. Our deposits are primarily derived from three sources: our existing lending relationships, non-borrowing clients usually sourced through our banking centers and our debit card issuing business. This diversified approach provides us with a low cost core deposit base that has more than 50% non-interest bearing and has a total cost of deposits of 0.50% as of June 30, 2017. Given the size of the market in which we operate and our differentiated approach to client service, we believe there is significant opportunity to continue our loan and deposit growth trajectory.

With a growing and generally unseasoned loan portfolio, our credit risk may continue to increase and our future performance could be adversely affected; however, we have invested in and developed underwriting and credit management processes tailored to each of the products we offer in order to minimize these risks. We are committed to continuing to invest in and develop our underwriting and credit management processes to ensure our asset quality remains high and we minimize our credit risk. At June 30, 2017, the average age of our loan portfolio was 2.87 years.

Our Products and Services

We provide a comprehensive set of commercial and retail banking products and services customized to meet the needs of our clients. We also serve as an issuing bank for debit card programs nationwide.

Lending Products and Services:

We offer a broad range of lending products, primarily focused on CRE and C&I.

Our CRE products include acquisition loans, income-producing property financing, renovation loans, owner occupied, leasehold mortgages, construction loans, and lines of credit, retail, office, hospitality, multifamily, mixed use, warehouse and distribution, and specialty use properties. Our target clientele is New York metropolitan area real estate entrepreneurs with a net worth in excess of $5 million.

Our C&I products consist primarily of working capital lines of credit secured by accounts receivable and/or inventory of the borrower and by personal guarantees of the borrower’s principals, equipment leases, medical receivables-based loans, and trade finance, including letters of credit. Our commercial lending team has broad and deep expertise in middle market businesses in diverse industries including healthcare, especially nursing homes, manufacturing, trade and professional services. Our target commercial borrowers are middle market businesses in the New York metropolitan area with annual revenues below $200 million.

In addition to lending to these clients, our client centric approach enables us to deepen our relationships through our treasury management and deposit products. We have been lending to CRE and C&I clients since our inception in June 1999.

Retail Product and Services

Our retail banking services consist of a private banking-like experience for our retail depositors, combining high touch personal service with an array of products common among our largest competitors, such as checking, savings, and online banking products.

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We also serve as an issuing bank for debit card programs nationwide. The Bank’s debit card issuing business offers a transparent, cost-effective alternative to cash and checks for governments, businesses, and individuals. Our products include GPR, payroll, corporate, incentive, commission, rebates, and gift cards. We are one of the few U.S. banks that can issue debit cards for third party program managers and there is a high bar for entry due to the rigorous risk management and compliance requirements.

Our Market Area

Our primary market consists of New York City, specifically Manhattan and the outer boroughs. Approximately 91% of outstanding loans were to entities domiciled within the broader New York MSA as of June 30, 2017, while all deposits (excluding those associated with the debit card issuing business) are based in the New York City metropolitan area. This market is well-diversified and represents the largest market for middle market businesses in the country (defined as businesses with between $5 million and $200 million in annual revenue). Middle-market businesses have changed in type, but not in substance, in recent decades following a commercial trend out of manufacturing and into services. Unlike other MSAs, this has been to the advantage of the middle-market business community in the New York metropolitan area, which has continued to grow at a better than average pace relative to other metropolitan regions in the United States.

New York MSA employment by industry	Middle market businesses by MSA

Source: Bureau of Labor Statistics; Dun & Bradstreet OneSource

The New York MSA is also the largest market for deposits with $1.6 trillion of total deposits, 2.1 times larger than the next-largest MSA. Total deposits in the New York MSA have increased at an annual rate of 9.7% over the last five years. We operate five banking centers strategically located within close proximity to our target clients. We have three banking centers in midtown Manhattan, one banking center in Brooklyn, New York, and one banking center in Great Neck, Long Island. Our 99 Park Avenue banking center, adjacent to our headquarters, is located at the center of one of the largest markets for bank deposits in the New York MSA given the abundance of corporate and high net worth clients. Our Manhattan banking centers are centrally located in the heart of neighborhoods strongly identified with specific business sectors with which we have strong existing relationships. Our Brooklyn banking center is on an active commercial strip in the Boro Park neighborhood, which is home to many small and medium-sized businesses, and where several important existing lending clients live and work. Our newest banking center in Great Neck, Long Island represents a natural extension of our efforts to establish a physical footprint in areas where many of our existing and prospective commercial clients are located, and also serves as a central hub for philanthropic and community events. By the first quarter of 2018, we expect to open our sixth banking center on the Upper East Side of Manhattan, which is a market we have long sought to enter given the abundance of commercial clients and high net worth entrepreneurs.

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Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and provide us with the necessary foundation to successfully execute on our business strategy.

Uniquely positioned in the attractive, vibrant New York City market. The New York MSA is the largest banking market in the country with a remarkable concentration of commercial and high net worth clients. It has proven itself as an economically attractive and stable market. During the “Great Recession” it did not suffer a downturn as severe as other metropolitan markets across the U.S. and recovered more quickly. Our charge-offs as a percent of average loans were limited to 0.50% at the height of the financial crisis. The New York commercial real estate market has historically outperformed other large markets across the country, and continues to demonstrate strength and stability.

We believe our accessibility, tailored product offerings, and differentiated execution create a unique opportunity to distinguish ourselves in the market to our target clients, who we believe are under-served by today’s global financial services industry. Establishing banking centers in close proximity to a “critical mass” of our clients has advanced our ability to retain and grow core deposits, provided opportunities to deepen our client relationships, and enhanced our franchise value. As a result, each of our five banking centers achieved break-even profitability within the first full year of operations.

The ten largest financial institutions hold greater than 75% deposit share in the New York MSA while at the same time there is a scarcity of commercial banks our size (as illustrated in the table below). We believe the combination of our differentiated business model and unique position in the market has contributed meaningfully to our ability to generate outsized deposit growth and positions us well to capitalize on continued growth opportunities in the future.

Source: SNL Financial; dollar amounts in billions

Note: Deposit data as of June 30, 2016; For comparability of branch size, excludes deposits in excess of $10 billion in any given branch

Differentiated business model focused on client relationships. We pride ourselves on our excellent service, business-to-business orientation, and flat management structure, which together allow us to make timely lending decisions and provide differentiated execution. Our relationship managers and tellers are encouraged to get to know their customers, greet them by name, and take responsibility for personally answering their inquiries about products and services. The majority of our lending business is generated through principal to principal contacts and referrals, which contributes to a responsiveness to client requests that stands out in the marketplace. Our commercial lenders possess broad expertise across a diverse range of middle market businesses and have developed specialized expertise in commercial real estate, healthcare, manufacturing, import/export and services industries. All staff members, from management to tellers, are versed in our product and service offerings and are trained to be able to make recommendations or referrals in the interests of our clients.

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We have funded a large portion of our loan growth with low cost deposits by converting our lending clients into full retail relationships and expanding our non-borrowing deposit relationships through our banking centers. Our retail banking philosophy of building our customer base one client at a time has enabled us to create the experience of a traditional relationship bank, where the customer knows the branch manager’s name and in turn is greeted by name at the door. We combine this personalized approach with all the technology and conveniences expected of a truly 21st century financial institution.

We also supplement our commercial and retail banking franchise with our debit card issuing program, which is an additional source of low cost deposits and fee income. We are one of the few U.S. banks that can issue debit cards to third party program managers. Our history as a debit card issuer has provided us with insights into the needs and preferences of our clients, and we believe these insights have differentiated us in the market.

Demonstrated loan growth driven by differentiated service. We have demonstrated our ability to generate robust loan growth and capture additional share in our market. We are able to accomplish this due to our deep client relationships and client development efforts. The majority of our growth comes from existing clients and by referrals; we especially focus on centers of influence in our communities, such as law firms or accounting practices, which are a key source of referrals. Further, we believe our entrepreneurial spirit and market knowledge position us to take advantage of growth opportunities not commonly available to other institutions.

Loan composition

Disciplined underwriting and enterprise risk management. We have developed underwriting and credit risk management processes tailored to each of our products and industry verticals, allowing us to construct a diversified asset portfolio. We believe that our industry experience and product knowledge has allowed us to develop processes, procedures and infrastructure in connection with offering specialized products that enable us to appropriately identify and mitigate the risks associated with these products and services. As a result, we were able to avoid all losses within the commercial real estate portfolio between June 1999 and December 2008. Losses within the commercial real estate portfolio peaked at 0.35% of the portfolio in 2010 and have been de minimus since 2014. Our track record of success is attributed to our insight into the New York metropolitan area, our focus on proactive credit risk management, and the desire to build a banking institution that will be respected for years to come. We believe our commercial real estate portfolio is fundamentally different relative to banks that experienced heavy losses during the financial crisis. Key differences include market insight among our borrowers and lenders, a well-diversified portfolio, and a lack of speculation. As a result, we believe we are positioned to continue to perform well in the current credit environment.

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Diverse commercial real estate portfolio	Diverse commercial loan portfolio

Losses in the commercial portfolio increased in 2016 as a result of a $5.1 million one-time charge off related to the taxi medallion portfolio; however, our exposure to taxi medallions stands at only $3.7 million as of June 30, 2017, and credit performance in the commercial portfolio is expected to normalize.

Charge-offs as a % of average loans

Core deposit funding. Since we opened our first banking center in 2006, we have developed a strong deposit franchise supported by a high level of core deposits and non-interest bearing deposits. As of June 30, 2017, core deposits (deposits, excluding maturity deposits) comprised 94.4% of total deposits, while non-interest bearing deposits made up more than 50% of total deposits. Our loan and deposit portfolios have a symbiotic relationship whereby the conversion of commercial borrowing clients into full retail relationship banking clients fuels an expanded deposit base to fund additional commercial loans. Our strategy of funding with core deposits differentiates us from our competitors who often rely more heavily on wholesale funding or brokered deposits. Our wholesale funding and brokered deposits represent 13% of our assets as compared to 20% for our competitors as of June 30, 2017. As a result of our stable base of core deposits we expect to be able to support our clients throughout economic cycles.

Deposit composition

Well positioned for rising rate environment due to proactive asset / liability management. Over the last several years, in anticipation of moving into a rising rate environment, we have actively increased the amount of floating-rate loans in our real estate loan portfolio, and reduced the amount of multi-year fixed-rate loans. Our average loan maturity is now only 35 months. As of June 30, 2017, approximately 39% of our total loan portfolio was floating-rate. We currently fund the majority of our existing loan portfolio with core deposits. As a result of our structural asset sensitivity we expect our net interest income to increase 11.4% for a 200bps increase in the yield curve.

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Interest-earning assets / interest-bearing liabilities

Scalable operating model. We have invested heavily over the last several years in people and infrastructure to enhance and expand our capabilities so we can provide a full range of commercial and retail financial services to our clients. These investments include building and staffing our five existing retail banking centers, developing a full range of transaction services such as business online banking, merchant processing, and mobile banking and creating customized software for our specialized industry verticals. We believe that as a result of these investments, we have the operating leverage to support our future growth without causing our noninterest expenses to incrementally increase by a corresponding amount.

Experienced management team. Our leadership team consists of senior managers with an average of over 25 years of experience in the banking and non-banking financial services industries. All of our senior management team has deep expertise in the New York City metropolitan market and most have experience working at larger financial institutions. We believe the experience, relationships, and entrepreneurial culture of our management team as well as our Board of Directors have been and will continue to be key drivers of our growth. Our key leadership team includes:

•	Mark R. DeFazio, President, Chief Executive Officer and Director. Mark R. DeFazio is a founding member of Metropolitan Commercial Bank. Since its inception, he has served as the Bank’s President. In 2002, he was elevated by the Board of Directors to Chief Executive Officer and President. Mr. DeFazio started his banking career in 1982. His first banking position was with Richmond County Savings Bank on Staten Island, where he held several positions in areas such as operations, auditing and real estate lending. Prior to starting with Metropolitan Commercial Bank, Mr. DeFazio was employed by Israel Discount Bank for 13 years. His last position at Israel Discount Bank was Senior Vice President and Head of Commercial Real Estate.

•	Sangeeta Kishore, Executive Vice President and Chief Financial Officer. Sangeeta Kishore joined Metropolitan Commercial Bank as the Executive Vice President and Chief Financial Officer on June 13, 2016. Ms. Kishore brings over 13 years of banking experience with expertise in finance, banking operations, risk management, and strategic planning. Prior to joining Metropolitan, Ms. Kishore served as the Senior Executive Vice President, Chief Financial Officer, and Senior Risk Officer at Kish Bancorp, Inc. starting in 2011.

•	Nick Rosenberg, Executive Vice President and Chief Technology Officer. Nick Rosenberg joined Metropolitan Commercial Bank and has served as its Executive Vice President and Chief Technology Officer since July 2002. Prior to joining Metropolitan Commercial Bank, Mr. Rosenberg served as the Technology Director of PDT Limited, Manchester, United Kingdom.

•	Michael Guarino, Senior Vice President and Legal Counsel. Michael Guarino joined Metropolitan Commercial Bank in 2008 after 13 years at Israel Discount Bank, where he served, among other capacities, as a compliance officer, an AML-BSA officer, risk management liaison, CRA officer, and Assistant Secretary. Prior to Israel Discount, Mr. Guarino served for ten years in various compliance and legal capacities at First Fidelity/First Union Bank of New Jersey, and before that for eight years as Assistant Treasurer and a Legal Analyst at Chase Manhattan Bank.

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•	Karen Rojeski, Senior Vice President and Chief Credit Risk Officer. Karen Rojeski serves as Senior Vice President and Chief Credit Officer at Metropolitan Commercial Bank. Ms. Rojeski has over 25 years commercial banking experience including assignments in workout and non-performing commercial and commercial real estate loans.

•	David Lowery, First Vice President and Head of Commercial Real Estate. David Lowery joined Metropolitan Commercial Bank in September 2015. Prior to joining Metropolitan Commercial Bank, Mr. Lowery held the position of Vice President, Senior Relationship Manager in the Commercial Real Estate Group at M&T Bank in New York.

•	Matthew McNeill, First Vice President and Head of Commercial Lending. Matthew McNeill joined Metropolitan Commercial Bank in August 2013. Prior to joining Metropolitan Commercial Bank, Mr. McNeill held the position of Vice President, Senior Business Relationship Manager at HSBC Bank in New York.

•	Laura Capra, Senior Vice President, Retail Banking. Laura Capra joined Metropolitan Commercial Bank in October 2012. Prior to joining Metropolitan Commercial Bank, Ms. Capra held the position of SVP Regional Executive of Sovereign Bank. At Sovereign, Ms. Capra was directly responsible for building Sovereign’s retail banking presence in New York City, which ultimately consisted of 18 retail branches.

Our Business Strategy

Our strategy is to continue to build a relationship-oriented commercial bank through organically growing our existing client relationships and developing new long-term clients. We focus on New York metropolitan area middle-market businesses with annual revenue of $200 million or less and New York metropolitan area real estate entrepreneurs with a net worth of $5 million or more. We look to originate and service CRE and C&I loans of between $2 million and $20 million, which we believe is generally an under-served segment of the market. As we grow, we plan to continue our success in converting many of our lending clients into full retail relationships. Our top 100 clients have an average net worth of nearly $150 million and average liquidity of nearly $14 million, which we believe represents a meaningful opportunity to deepen our relationships.

We differentiate ourselves in the marketplace by offering excellent service, competitive products innovative solutions, a relatively flat management structure giving clients access to senior management, and an ability to make lending decisions in a timely manner combined with guarantee of execution. Our lending team has developed industry expertise that enables us to better understand our clients’ businesses and differentiates us from other banks in our market. We believe we are positioned in a market area offering us significant growth opportunities on which we can capitalize.

On-Going Relationships and Tailored Products. Everything we do, from the people we recruit, to the retail locations we choose, to the products we offer, is optimized toward the goal of helping our clients build and sustain wealth. We believe our focus on our clients in all aspects of their business, including our cash management solutions as well as lending to support business growth, positions us to be able to provide a host of services our clients need now and will continue to need as they grow their businesses. We have the flexibility and commitment to create solutions tailored to the needs of each client. We intend to continue leveraging the quality of our team, our existing relationships and our client-centered approach to further grow our tailored banking solutions, build deeper relationships and increase penetration in our market area. Additionally, we are always working to improve our team by attracting and developing individuals that embody our spirit as “The Entrepreneurial Bank.” This ensures that we continue to meet our high standard of excellence, which drives relationships and loan growth.

Strong Core Deposit Franchise. The strength of our deposit franchise comes from the long-standing relationships we have with our clients and the strong ties we have in our market area. We provide our commercial clients with convenient solutions such as remote deposit capture and business online banking. We expect to continue our success of converting our lending clients into full retail clients. We also plan to strategically expand our retail presence. By the first quarter of 2018, we expect to open our sixth banking center on the Upper East Side of Manhattan, which is a market we have long sought to enter given the abundance of commercial clients and high net worth entrepreneurs. We will also carefully consider further expansion of our banking center network.

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Our debit card issuing business is the other major source of our core deposit base. We expect the debit card issuing business to continue to be a source of low cost deposits, and as our partners grow their own customer bases we expect to benefit as their debit card issuer. Additionally we expect to continue to add incremental partners to our program. Our debit card issuing business brings a source of fee income in addition to low cost deposits.

Scalable operating model. We have invested significantly in our bankers, infrastructure and technology in recent years, which we believe has created a scalable platform that will support future growth. Our bankers and banking centers continue to scale in size, and we believe there is capacity to grow our business without making significant additional investments, which we expect will improve operating efficiencies over time. As a result of the investments we made in previous years, our efficiency ratio has fallen to 57% for the six months ended June 30, 2017, which we believe will continue to improve with additional scale.

Lending Activities

Our strategy is to maintain a loan portfolio that is broadly diversified by type and location. Within this general strategy, we intend to focus our growth in commercial and consumer lending to middle-market businesses where we have expertise and market insights. As of June 30, 2017, these product lines in aggregate totaled $370.4 million (or 28.8% of our loan portfolio). With respect to this portfolio, we seek out customers on a nationwide basis.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio, by type of loan at the dates indicated.

			At December 31,
	At June 30, 2017		2016		2015
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)

Real Estate:
Commercial	$669,963	52.1%	$547,711	51.9%	$364,802	44.4%
Construction	40,386	3.2	29,447	2.8	38,447	4.7
Multifamily	179,245	13.9	117,373	11.1	118,367	14.4
One- to four-family	25,976	2.0	26,480	2.5	37,371	4.5
Commercial and industrial	332,291	25.8	315,870	29.9	258,661	31.5
Consumer	38,115	3.0	18,825	1.8	3,825	0.5

Total loans receivable	1,285,976	100.0%	1,055,706	100.0%	821,473	100.0%

Deferred loan costs (fees)	(823)		(1,160)		(1,175)
Allowance for loan losses	(13,909)		(11,815)		(9,942)

Total loans receivable, net	$1,271,244		$1,042,731		$810,356

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	At December 31,
	2014		2013		2012
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)

Real Estate:
Commercial	$295,347	46.5%	$284,187	56.6%	$272,522	66.0%
Construction	18,923	3.0	9,563	1.9	4,857	1.2
Multifamily	93,054	14.7	58,921	11.7	44,249	10.7
One- to four-family	39,992	6.3	35,030	7.0	1,876	0.5
Commercial and industrial	187,536	29.5	114,545	22.8	89,338	21.6
Consumer	—	—	—	—	—	—

Total loans receivable	634,852	100.0%	502,246	100.0%	421,842	100.0%

Deferred loan costs (fees)	(168)		(620)		(1,089)
Allowance for loan losses	(7,916)		(7,512)		(8,558)

Total loans receivable, net	$626,768		$494,114		$412,195

Loan Portfolio Maturities. The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2016. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in the year ending December 31, 2017. Maturities are based on the final contractual payment date and do not reflect the impact of prepayments and scheduled principal amortization.

	Commercial real estate	Construction	Multifamily	One- to four-family	Commercial and industrial	Consumer	Total

Due During the Years Ending December 31,
2017	$126,874	$26,713	$19,382	$64	$68,106	$847	$241,986
2018	113,258	—	21,693	—	11,500	38	146,489
2019	75,967	—	10,250	—	19,000	549	105,766
2020 to 2021	92,401	2,734	2,868	—	70,224	5,133	173,360
2022 to 2026	132,910	—	63,180	—	147,040	12,258	355,388
2027 to 2031	6,301	—	—	—	—	—	6,301
2032 and beyond	—	—	—	26,416	—	—	26,416

Total	$547,711	$29,447	$117,373	$26,480	$315,870	$18,825	$1,055,706

The following table sets forth the scheduled repayments of fixed- and adjustable-rate loans at December 31, 2016 that are contractually due after December 31, 2017.

	Due After December 31, 2017
	Fixed	Adjustable	Total
	(In thousands)

Real Estate:
Commercial	$347,126	$73,711	$420,837
Construction	—	2,734	2,734
Multifamily	80,547	17,444	97,991
One- to four-family	564	25,852	26,416
Commercial and industrial	97,361	150,403	247,764
Consumer	17,978	—	17,978
Total	$543,576	$270,144	$813,720

Real Estate Loans. The majority of our real estate secured loans are in the areas surrounding the New York metropolitan area.

Commercial Real Estate. CRE loans are the largest component of the real estate loan portfolio and totaled $670.0 million (52.1% of total loans) at June 30, 2017. CRE loans consisted primarily of loans secured by hospitality properties (9.2% of the CRE portfolio), mixed use properties (18.0% of the CRE portfolio) and retail (14.9% of the CRE portfolio), with the remainder comprised of warehouses, condo associations and office properties. Owner-occupied loans represent 19.8% of the CRE portfolio. We both originate and purchase CRE loans. All loans are independently underwritten by us utilizing the same underwriting criteria, and approved by the Loan Committee.

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Multifamily. Multifamily loans totaled $179.2 million (13.9% of total loans) at June 30, 2017. The multifamily loan portfolio consists of loans secured by apartment buildings and mixed-use buildings (predominantly residential income producing) in our primary market area. We originate and purchase multifamily loans. Whether originated or purchased, all loans are independently underwritten by Metropolitan Commercial Bank utilizing the same underwriting criteria and approved by the Loan Committee or in accordance with our Board established approval authorities.

Construction Loans. Construction loans are made to builders of single-family homes. We also make a limited amount of land loans to complement our construction lending activities, as such loans are generally secured by lots that will be used for residential development. Land loans also include loans secured by land purchased for investment purposes. At June 30, 2017, our construction loans totaled $40.4 million (3.1% of total loans). At June 30, 2017, land loans totaled $26.4 million (2.1% of total loans).

One- to Four-Family Residential. Our one- to four-family residential loans primarily consist of residential loans originated to high net worth clients, secured by primary or secondary homes in the greater New York area.

Commercial and Industrial Loans. We make commercial and industrial loans, primarily in our market area, to a variety of professionals, sole proprietorships and small to mid-sized businesses. These loans are generally secured by business assets, and we may support this collateral with junior liens on real property. At June 30, 2017, commercial and industrial loans were $332.3 million (25.8% of total loans). As part of our relationship driven focus, we encourage our commercial borrowers to maintain their primary deposit accounts with us, which enhances our interest rate spread and margin.

Commercial lending products include term loans and revolving lines of credit. Commercial loans and lines of credit are made with either adjustable or fixed rates of interest. Adjustable rates and fixed rates are based on the prime rate as published in The Wall Street Journal, plus a margin. We are focusing our efforts on experienced, growing small- to medium-sized, privately-held companies with solid historical and projected cash flow that operate in our market areas.

When making commercial and industrial loans, we consider the financial statements of the borrower, our lending history with the borrower, the debt service capabilities and global cash flows of the borrower and other guarantors, the projected cash flows of the business and the value of the collateral, accounts receivable, inventory and equipment. Depending on the collateral used to secure the loans, commercial and industrial loans are made in amounts of up to 80% of the value of the collateral securing the loan. All of these loans are secured by assets of the respective borrowers.

Cash Management Solutions

We provide a full suite of cash management solutions for small and mid-sized businesses to easily manage their everyday business cash flow, including receipts, payments, and information management. We provide customized solutions tailored to each business.

Our available solutions include information, receivable and payable management services. Information management services include online and telephone banking, account alerts, e-statements and our positive pay, check fraud mitigation product. We also provide receivable management services such as ACH processing, lockbox services remote deposit capture and merchant credit/debit card processing services.

We also provide ACH, check card, online bill payment and payroll direct deposit services under our payable management services. In connection with our prepaid card solutions, we also offer businesses the ability to provide payroll cards to their employees and can even brand the card for their business.

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Debit Card Issuing Business

Debit cards and mobile services are unique and practical solutions for almost any payment need. Prepaid cards provide a transparent, cost-effective alternative to cash and checks for governments and businesses, as well as individuals. It democratizes electronic payments for those outside the traditional banking system and also serves the needs of customers who find it an ideal payment tool for segmenting their spending such as travel and online shopping.

We serve as an issuing bank for debit card programs nationwide. Our products include GPR, payroll, corporate, incentive, commission, rebates, and gift cards. We are one of the few U.S. banks that can issue debit cards for third party program managers and there is a high bar for entry due to the rigorous risk management and compliance requirements.

In 2004, we issued our first self-branded GPR debit card, the CashZone Prepaid Visa Card to help New York Metro unbanked and underbanked families have access to the alternative financial services they wanted and needed. Ever since that time we have provided self-branded prepaid cards, as well as serving as an issuing bank for debit card programs nationwide.

At June 30, 2017, we had $231.0 million of debit card deposits and earned $1.6 million and $2.9 million, respectively, for our debit card services for the six-months ended June 30, 2017 and year ended December 31, 2016.

Deposit Funding

Deposits are our primary source of funds to support our earning assets and growth. We offer depository products, including checking, savings, money market and certificates of deposit with a variety of rates. Deposits are insured by the FDIC up to statutory limits. Our unique low cost core deposit model is primarily driven by debit card deposits, representing more than 17.0% of $1.3 billion in total deposits at June 30, 2017. Our core deposits (excluding certificates of deposit) represent 94.4% and our cost of funds on this stable funding source is 0.44%, anchored by our noninterest bearing demand deposits representing 52.6% of total deposits, at June 30, 2017. We encourage deposit balances associated with our commercial loan arrangements and cash management relationships be maintained at the Bank.

Deposits have traditionally been our primary source of funds for use in lending and investment activities and we do not utilize borrowings as a significant funding source. We generate deposits from our debit card solutions, cash management platform and local businesses, individuals through client referrals and other relationships and through our retail branch network. We believe we have a very stable core deposit base as we encourage and are successful in having business borrowers maintain their operating banking relationship with us. Our low cost of funds is due to our deposit composition consisting of approximately 52.6% in transaction accounts at June 30, 2017. Our deposit strategy primarily focuses on developing borrowing and other service orientated relationships with customers rather than competing with other institutions on rate. We have established deposit concentration thresholds to avoid the possibility of dependence on any single depositor base for funds.

Credit Risk Management

We control credit risk both through disciplined underwriting of each transaction, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a transaction. We seek to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which our business customers are engaged. We have developed tailored underwriting criteria and credit management processes for each of the various loan product types we offer our customers.

Underwriting. In evaluating each potential loan relationship, we adhere to a disciplined underwriting evaluation process including but not limited to the following:

•	understanding the customer’s financial condition and ability to repay the loan;

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•	verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;

•	observing appropriate loan to value guidelines for collateral secured loans;

•	maintaining our targeted levels of diversification for the loan portfolio, both as to type of borrower and geographic location of collateral; and

•	ensuring that each loan is properly documented with perfected liens on collateral.

Commercial and Industrial Loans. Unlike residential real estate loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and industrial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business and the collateral securing these loans may fluctuate in value. Our commercial and industrial loans are originated primarily based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral consists of real estate, accounts receivable, inventory or equipment. Credit support provided by the borrower for most of these loans is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself.

Consumer Loans. Consumer loans may entail greater risk than residential real estate loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial Real Estate and Multifamily Loans. Loans secured by commercial and multifamily real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multifamily real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy.

In approving a commercial or multifamily real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. Maximum LTV ratios are 80% of appraised value and we generally require that the properties securing these real estate loans have minimum debt service ratios (the ratio of earnings before debt service to debt service) of 115%. Loan terms are fifteen years or less with the option to extend another five years and amortization is based on a 25-30 year schedule or less. An environmental phase one report is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on commercial and multifamily real estate loans.

One- to Four-Family Residential Loans. At June 30, 2017, we had $26.0 million of loans secured by one- to four-family residential properties, or approximately 2.0% of our total loan portfolio. These loans primarily consist of residential loans originated to high net worth clients, secured by primary or secondary homes in the greater New York area.

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Construction Loans. Construction lending involves additional risks when compared with permanent residential lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. This type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. Our construction loans are based upon estimates of costs and values associated with the completed project. Underwriting is focused on the borrowers’ financial strength, credit history and demonstrated ability to produce a quality product and effectively market and manage their operations.

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Originations, Purchases and Sales of Loans. The following table sets forth our loan origination, purchase, sale and principal repayment activity during the periods indicated.

	Six Months Ended June 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012

Total loans, including loans held for sale, at beginning of period	$1,055,706	$821,473	$634,852	$502,246	$421,842	$419,925

Loans originated:
Real Estate:
Commercial	72,400	230,790	239,005	85,860	70,766	62,593
Construction	12,950	10,685	30,333	5,729	12,925	—
Multifamily	57,070	89,643	17,300	24,175	17,055	3,500
One- to four-family	17,750	12,685	37,663	22,895	30,747	7,550
Commercial and industrial	114,292	64,461	60,373	81,058	73,793	36,752
Consumer	12,596	16,605	3,966	—	—	—
Total loans originated	287,058	424,869	388,640	219,717	205,286	110,395

Loans purchased:
Real Estate:
Commercial	—	—	—	—	—	5,000
Construction	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
One- to four-family	—	—	—	—	—	—
Commercial and industrial	46,756	108,726	68,283	38,875	41,965	18,987
Consumer	—	—	—	—	—	—
Total loans purchased	46,756	108,726	68,283	38,875	41,965	23,987

Loans sold:
Real Estate:
Commercial	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
One- to four-family	—	—	—	—	—	—
Commercial and industrial	7,781	26,095	—	10,986	—	—
Consumer	—	—	—	—	—	—
Total loans sold	7,781	26,095	—	10,986	—	—

Other:
Principal repayments	(95,672)	(273,268)	(270,302)	(125,986)	(115,000)	(132,465)

Net loan activity	223,095	234,232	186,621	121,620	132,606	1,917
Total loans, including loans held for sale, at end of period	$1,285,976	$1,055,706	$821,473	$623,866	$634,852	$421,842

Loan Approval Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. We have established several levels of lending authority that have been delegated by the Board of Directors to the Loan Committee, the Chief Lending Officer and other personnel in accordance with the Lending Authority in the Loan Policy. Authority limits are based on the total exposure of the borrower and are conditioned on the loan conforming to the policies contained in the Loan Policy. Any Loan Policy exceptions are fully disclosed to the approving authority.

Loans to One Borrower. In accordance with loans-to-one-borrower regulations promulgated by the NYSDFS, the Bank is generally limited to lending no more than 15% of its unimpaired capital and unimpaired surplus to any one borrower or borrowing entity. This limit may be increased by an additional 10% for loans secured by readily marketable collateral having a market value, as determined by reliable and continuously available price quotations, at least equal to the amount of funds outstanding. To qualify for this additional 10% the bank must perfect a security interest in the collateral and the collateral must have a market value at all times of at least 100% of the loan amount that exceeds 15% of the Bank’s unimpaired capital and unimpaired surplus. At June 30, 2017, our regulatory limit on loans-to-one borrower was $24.0 million.

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Management understands the importance of concentration risk and continuously monitors to ensure that portfolio risk is balanced between such factors as loan type, industry, geography, collateral, structure, maturity and risk rating, among other things. Our Loan Policy establishes detailed concentration limits and sub limits by loan type and geography.

Ongoing Credit Risk Management. In addition to the tailored underwriting process described above, we perform ongoing risk monitoring and review processes for all credit exposures. Although we grade and classify our loans internally, we have an independent third party professional firm perform regular loan reviews to confirm loan classifications. We strive to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans create a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses incurred in the loan portfolio.

In general, whenever a particular loan or overall borrower relationship is downgraded to pass-watch or substandard based on one or more standard loan grading factors, our credit officers engage in active evaluation of the asset to determine the appropriate resolution strategy. Management regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

Investments

We manage our investments primarily for liquidity purposes, with a secondary focus on returns. The large majority of our investments are classified as available-for-sale and can be used to collateralize Federal Home Loan Bank of New York (“FHLB”) borrowings, FRB borrowings, public funds deposits or other borrowings. At June 30, 2017, our investment portfolio had a fair value of $41.5 million, and consisted primarily of residential mortgage-backed securities, residential collateralized mortgage obligations, CRA mutual funds and municipal bonds.

Our investment objectives are primarily to provide and maintain liquidity, establish an acceptable level of interest rate risk, to provide a use of funds when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The Asset Liability Committee (ALCO) and management are responsible for implementation of the investment policy and monitoring our investment performance. The Board of Directors reviews the status of our investment portfolio quarterly.

We have legal authority to invest in various types of investment securities and liquid assets, including U.S. Treasury obligations, securities of various government-sponsored enterprises, mortgage-backed and municipal government securities, deposits at the FHLB, certificates of deposit of federally insured institutions, investment grade corporate bonds and investment grade money market mutual funds. We also are required to maintain an investment in FHLB stock, which investment is based primarily on the level of our FHLB borrowings. Additionally, we are required to maintain an investment in Federal Reserve Bank of New York stock equal to six percent of our capital and surplus. While we have the authority under applicable law to enter into certain derivatives transactions, we had not entered into any derivatives transactions at June 30, 2017.

Borrowings

We maintain diverse funding sources including borrowing lines at the FHLB and the Federal Reserve Bank discount window. Although we do not utilize borrowings as a significant funding source, we have from time to time utilized advances from the FHLB to supplement our supply of investable funds. The FHLB provides a central credit facility primarily for its member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances collateralized by the security of such stock and certain of our whole first mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness. As of June 30, 2017, we had $175.0 million of available borrowing capacity with the FHLB. On that date, we had no advances outstanding from the FHLB. The Federal Reserve Bank discount window is maintained primarily for contingency funding sources.

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Competitors

The bank and non-bank financial services industries in our markets and surrounding areas is highly competitive. We compete with a wide range of regional and national banks located in our market areas as well as non-bank commercial finance companies on a nationwide basis. We experience competition in both lending and attracting funds as well as merchant processing services from commercial banks, savings associations, credit unions, consumer finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, non-bank lenders, government agencies and certain other non-financial institutions. Many of these competitors have more assets, capital and lending limits, and resources than we do and may be able to conduct more intensive and broader-based promotional efforts to reach both commercial and individual customers. Competition for deposit products can depend heavily on pricing because of the ease with which customers can transfer deposits from one institution to another.

Our primary market areas are New York (Manhattan) and Nassau Counties, New York. Our market area has a diversified economy typical of most urban population centers, with the majority of employment provided by services, wholesale/retail trade finance/insurance/real estate (“FIRE”) and construction. Services account for the largest employment sector across the two primary market area counties, while wholesale/retail trade accounts for the second largest employment sector in Nassau and New York Counties. New York City is one of the premier financial centers in the world, and thus FIRE is the third largest employment sector in New York County.

Personnel

As of June 30, 2017, we had 118 full-time employees, none of who are represented by a collective bargaining unit. We believe we have a good working relationship with our employees.

Subsidiaries

Metropolitan Commercial Bank is the sole subsidiary of Metropolitan Bank Holding Corp. and there are no subsidiaries of Metropolitan Commercial Bank.

Legal Proceedings

We are subject to certain pending and threatened legal actions that arise out of the normal course of business. Management, following consultation with legal counsel, does not expect the ultimate disposition of any or a combination of these matters to have a material adverse effect on our business. However, given the nature, scope and complexity of the extensive legal and regulatory landscape applicable to our business (including laws and regulations governing consumer protection, fair lending, fair labor, privacy, information security and anti-money laundering and anti-terrorism laws), we, like all banking organizations, are subject to heightened legal and regulatory compliance and litigation risk.

Properties

As of June 30, 2017, each of the Company’s offices are leased, and the net book value of our furniture, fixtures and equipment was $5.7 million.

We believe that current facilities are adequate to meet our present and foreseeable needs, subject to possible future expansion.

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SUPERVISION AND REGULATION

General

Metropolitan Commercial Bank is a commercial bank organized under the laws of the State of New York. It is a member of the Federal Reserve System and its deposits are insured under the DIF of the FDIC up to applicable legal limits. The lending, investment, deposit-taking, and other business authority of Metropolitan Commercial Bank is governed primarily by state and federal law and regulations and Metropolitan Commercial Bank is prohibited from engaging in any operations not authorized by such laws and regulations. Metropolitan Commercial Bank is subject to extensive regulation, supervision and examination by, and the enforcement authority of, the NYSDFS and FRB, and to a lesser extent by the FDIC, as its deposit insurer. Metropolitan Commercial Bank is also subject to federal financial consumer protection and fair lending laws and regulations of the CFPB, though, because it has less than $10 billion in total consolidated assets, the FRB and NYSDFS are responsible for examining and supervising the bank’s compliance with these laws. The regulatory structure establishes a comprehensive framework of activities in which a state member bank may engage and is primarily intended for the protection of depositors, customers and the DIF. The regulatory structure gives the regulatory agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

Metropolitan Bank Holding Corp. is a bank holding company, due to its control of Metropolitan Commercial Bank, and is therefore subject to the requirements of the BHCA, and regulation and supervision by the FRB. The Company files reports with and is subject to periodic examination by the FRB.

Any change in the applicable laws and regulations, whether by the NYSDFS, FRB, the FDIC, or the CFPB through legislation, could have a material adverse impact on Metropolitan Commercial Bank and the Company and their operations and the Company’s stockholders.

The Dodd-Frank Act made extensive changes in the regulation of insured depository institutions. Among other things, the Dodd-Frank Act (i) created a new CFPB as an independent bureau to assume responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations, a function previously assigned to prudential regulators; (although institutions of less than $10 billion in assets, such as Metropolitan Commercial Bank, continue to be examined for compliance with consumer protection and fair lending laws and regulations by, and be subject to the primary enforcement authority of their primary federal bank regulator rather than the CFPB); (ii) directed changes in the way that institutions are assessed for deposit insurance; (iii) mandated the revision of regulatory capital requirements; (iv) codified the FRB’s long-standing policy that a bank holding company must serve as a source of financial and managerial strength for its subsidiary banks; (v) required regulations requiring originators of certain securitized loans to retain a percentage of the risk for the transferred loans; (vi) stipulated regulatory rate-setting for certain debit card interchange fees; (vii) repealed restrictions on the payment of interest on commercial demand deposits; (viii) enacted the so-called Volcker Rule, which general prohibits banking organizations from engaging in proprietary trading and from investing in, sponsoring or having certain relationships with hedge funds and (ix) contained a number of reforms related to mortgage originations.

While most of the changes required by the Dodd-Frank Act that impact the Company have been implemented or are expected to follow a known trajectory, new changes under the Trump administration, including their nature, timing and impact, cannot yet be determined with any degree of certainty.

What follows is a summary of some of the laws and regulations applicable to Metropolitan Commercial Bank and the Company. The summary is not intended to be exhaustive and is qualified in its entirety by reference to the actual laws and regulations.

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Metropolitan Commercial Bank

Loans and Investments

State commercial banks have authority to originate and purchase any type of loan, including commercial, commercial real estate, residential mortgages or consumer loans. Aggregate loans by a state commercial bank to any single borrower or group of related borrowers are generally limited to 15% of Metropolitan Commercial Bank’s capital and surplus, plus an additional 10% if secured by specified readily marketable collateral.

Federal and state law and regulations limit Metropolitan Commercial Bank’s investment authority. Generally, a state member bank is prohibited from investing in corporate equity securities for its own account other than the equity securities of companies through which the bank conducts its business. Under federal and state regulations, a New York state member bank may invest in investment securities for its own account up to specified limits depending upon the type of security. “Investment securities” are generally defined as marketable obligations that are investment grade and not predominantly speculative in nature. The NYSDFS classifies investment securities into five different types and, depending on its type, a state commercial bank may have the authority to deal in and underwrite the security. The NYSDFS has also permitted New York-chartered state member banks to purchase certain non-investment securities that can be reclassified and underwritten as loans.

Lending Standards and Guidance

The federal banking agencies adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all insured depository institutions, such as Metropolitan Commercial Bank, must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulators’ Interagency Guidelines for Real Estate Lending Policies that have been adopted.

The FDIC, the OCC and the FRB have also jointly issued the CRE Guidance. The CRE Guidance, which addresses land development, construction, and certain multi-family loans, as well as commercial real estate loans, does not establish specific lending limits but rather, reinforces and enhances these agencies’ existing regulations and guidelines for such lending and portfolio management. Specifically, the CRE Guidance provides that a bank has a concentration in CRE lending if (1) total reported loans for construction, land development, and other land represent 100% or more of total risk-based capital; or (2) total reported loans secured by multi-family properties, non-farm non-residential properties (excluding those that are owner-occupied), and loans for construction, land development, and other land represent 300% or more of total risk-based capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address key elements, including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Federal Deposit Insurance

Deposit accounts at Metropolitan Commercial Bank are insured up to applicable legal limits by the FDIC’s DIF. Effective July 22, 2010, the Dodd-Frank Act permanently raised the deposit insurance available on all deposit accounts to $250,000.

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Under the FDIC’s risk-based assessment system, insured depository institutions were assigned a risk category based on supervisory evaluations, regulatory capital levels and certain other factors. An institution’s rate depended upon the category to which it is assigned, and certain adjustments specified by FDIC regulations. Institutions deemed less risky pay lower FDIC assessments. The Dodd-Frank Act required the FDIC to revise its procedures to base its assessments upon each insured depository institution’s total assets less tangible equity instead of deposits. The FDIC finalized a rule, effective April 1, 2011, that set the assessment range at 2.5 to 45 basis points of total assets less tangible equity. Effective July 1, 2016, the FDIC adopted changes that eliminated the risk categories and base assessments for most banks on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure over three years. In conjunction with the DIF reserve ratio achieving 1.5%, the assessment range (inclusive of possible adjustments) was also reduced for small institutions to 1.5 basis points to 30 basis points of total assets less tangible equity.

The FDIC may adjust its assessment scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment. No insured depository institution may pay a dividend if in default of the federal deposit insurance assessment.

The FDIC may terminate deposit insurance upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violation that might lead to termination of Metropolitan Commercial Bank’s deposit insurance.

In addition to the FDIC assessments, the Financing Corporation (FICO) is authorized to impose and collect, through the FDIC as collection agent, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the now defunct Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended June 30, 2017, the annualized FICO assessment was equal to 0.56 basis points of average consolidated total assets less average tangible equity.

Capitalization

The FRB regulations require state member banks, such as Metropolitan Commercial Bank, to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Act.

The capital standards require the maintenance of a common equity Tier 1 capital ratio, Tier 1 capital ratio and total capital to risk-weighted assets ratio of at least 4.5%, 6% and 8%, respectively, and a leverage ratio of at least 4% Tier 1 capital. Common equity Tier 1 capital consists primarily of common stockholders’ equity and related surplus, plus retained earnings, less any amounts of goodwill, other intangible assets, and other items required to be deducted. Tier 1 capital consists primarily of common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital primarily includes capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income (“AOCI”), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). We exercised the opt-out election regarding the treatment of AOCI. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a bank’s assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one- to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans or are on non-accrual status and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

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In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The capital conservation buffer requirement is being phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and increasing each year until fully implemented at 2.5% on January 1, 2019.

Safety and Soundness Standards

Each federal banking agency, including the FRB, has adopted guidelines establishing general standards relating to, among other things, internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and information security standards. In general, the guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired, and require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder. The FDIC also has issued guidance on risks banks may face from third party relationships (e.g. relationships under which the third party provides services to the bank). The guidance generally requires the bank to perform adequate due diligence on the third party, appropriately document the relationship, and perform adequate oversight and auditing, in order to the limit the risks to the bank.

Prompt Corrective Regulatory Action

Federal law requires that federal bank regulatory authorities take “prompt corrective action” with respect to institutions that do not meet minimum capital requirements. For these purposes, the statute establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

State member banks that have insufficient capital are subject to certain mandatory and discretionary supervisory measures. For example, a bank that is “undercapitalized” (i.e. fails to comply with any regulatory capital requirement) is subject to growth, capital distribution (including dividend) and other limitations, and is required to submit a capital restoration plan; a holding company that controls such a bank is required to guarantee that the bank complies with the restoration plan. If an undercapitalized institution fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” A “significantly undercapitalized” bank is subject to additional restrictions. State member banks deemed by the FRB to be “critically undercapitalized” also may not make any payment of principal or interest on certain subordinated debt, extend credit for a highly leveraged transaction, or enter into any material transactions outside the ordinary course of business after 60 days of obtaining such status, and are subject to the appointment of a receiver or conservator within 270 days after obtaining such status.

The final rule that increased regulatory capital standards also adjusted the prompt corrective action tiers as of January 1, 2015 to conform to the new capital standards. The various categories now incorporate the newly adopted common equity Tier 1 capital requirement, an increase in the Tier 1 to risk-based assets requirement and other changes. Under the revised prompt corrective action requirements, insured depository institutions are required to meet the following in order to qualify as “well capitalized:” (1) a common equity Tier 1 risk-based capital ratio of 6.5% (new standard); (2) a Tier 1 risk-based capital ratio of 8% (increased from 6%); (3) a total risk-based capital ratio of 10% (unchanged) and (4) a Tier 1 leverage ratio of 5% (unchanged).

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Dividends

Under federal and state law and applicable regulations, a state member bank may generally declare a dividend, without approval from the NYSDFS or FRB, in an amount equal to its year-to-date net income plus the prior two years’ net income that is still available for dividend. Dividends exceeding those amounts require application to and approval by the NYSDFS or FRB. To pay a cash dividend, a state member bank must also maintain an adequate capital conservation buffer under the new capital rules discussed above.

Incentive Compensation Guidance

The FRB, OCC, FDIC and other federal banking agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations, including state member banks and bank holding companies, do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor, which for Metropolitan Commercial Bank and the Company is the FRB, may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, provisions of the Basel III regime described above limit discretionary bonus payments to bank and bank holding company executives if the institution’s regulatory capital ratios fail to exceed certain thresholds. The scope and content of the banking regulators’ policies on incentive compensation are likely to continue evolving.

Transactions with Affiliates and Insiders

Sections 23A and 23B of the Federal Reserve Act govern transactions between an insured depository institution and its affiliates, which includes the Company. The FRB has adopted Regulation W, which implements and interprets Sections 23A and 23B, in part by codifying prior FRB interpretations.

An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. A subsidiary of a bank that is not also a depository institution or a “financial subsidiary” under federal law is not treated as an affiliate of the bank for the purposes of Sections 23A and 23B; however, the FRB has the discretion to treat subsidiaries of a bank as affiliates on a case-by-case basis. Section 23A limits the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of the bank’s capital stock and surplus. There is an aggregate limit of 20% of the bank’s capital stock and surplus for such transactions with all affiliates. The term “covered transaction” includes, among other things, the making of a loan to an affiliate, a purchase of assets from an affiliate, the issuance of a guarantee on behalf of an affiliate and the acceptance of securities of an affiliate as collateral for a loan. All such transactions are required to be on terms and conditions that are consistent with safe and sound banking practices and no transaction may involve the acquisition of any “low quality asset” from an affiliate unless certain conditions are satisfied. Certain covered transactions, such as loans to or guarantees on behalf of an affiliate, must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amount, depending upon the type of collateral. In addition, Section 23B requires that any covered transaction (and specified other transactions) between a bank and an affiliate must be on terms and conditions that are substantially the same, or at least as favorable, to the bank, as those that would be provided to a non-affiliate.

A bank’s loans to its executive officers, directors, any owner of more than 10% of its stock (each, an “insider”) and certain entities affiliated with any such person (an insider’s “related interest”) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the FRB’s Regulation O. The aggregate amount of a bank’s loans to any insider and the insider’s related interests may not exceed the loans-to-one-borrower limit applicable to state member banks. Aggregate loans by a bank to its insiders and insiders’ related interests may not exceed 15% of the bank’s unimpaired capital and unimpaired surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank’s unimpaired capital and unimpaired surplus. With certain exceptions, such as education loans and certain residential mortgages, a bank’s loans to its executive officers may not exceed the greater of $25,000 or 2.5% of the bank’s unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any loan to an insider or a related interest of an insider be approved in advance by a majority of the board of directors of the bank, with any interested director not participating in the voting, if the loan, when aggregated with any existing loans to that insider or the insider’s related interests, would exceed the higher of $25,000 or 5% of the bank’s unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not involve more than a normal risk of repayment. An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.

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Enforcement

The NYSDFS and the FRB have extensive enforcement authority over state member banks to correct unsafe or unsound practices and violations of law or regulation. Such authority includes the issuance of cease and desist orders, assessment of civil money penalties and removal of officers and directors. The FRB may also appoint a conservator or receiver for a state member bank under specified circumstances, such as where (i) the bank’s assets are less than its obligations to creditors, (ii) the bank is likely to be unable to pay its obligations or meet depositors’ demands in the normal course of business, or (iii) a substantial dissipation of bank assets or earnings has occurred due to a violation of law of regulation or unsafe or unsound practices. Separately, the Superintendent of the NYSDFS also has the authority to appoint a receiver or liquidator of any state-chartered bank under specified circumstances, including where (i) the bank is conducting its business in an unauthorized or unsafe manner, (ii) the bank has suspended payment of its obligations, or (iii) the bank cannot with safety and expediency continue to do business.

Federal Reserve System

Under FRB regulations, Metropolitan Commercial Bank is required to maintain reserves at the FRB against its transaction accounts, including checking and NOW accounts. The regulations currently require that banks maintain average daily reserves of 3% on aggregate transaction accounts over $15.5 million and 10% against that portion of total transaction accounts in excess of $115.1 million. The first $15.5 million of otherwise reservable balances are exempted from the reserve requirements. The Bank is in compliance with these requirements. The requirements are adjusted annually by the FRB. The FRB began paying interest on reserves in 2008, currently at 0.50%.

Examinations and Assessments

Metropolitan Commercial Bank is required to file periodic reports with and is subject to periodic examination by the NYSDFS and FRB. Federal and state regulations generally require periodic on-site examinations for all depository institutions. Metropolitan Commercial Bank is required to pay an annual assessment to the NYSDFS and FRB to fund the agencies’ operations.

Community Reinvestment Act and Fair Lending Laws

Federal Regulation

Under the CRA, Metropolitan Commercial Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the FRB to assess its record of meeting the credit needs of its community and to take that record into account in its evaluation of certain applications by Metropolitan Commercial Bank. For example, the regulations specify that a bank’s CRA performance will be considered in its expansion (e.g., branching or merger) proposals and may be the basis for approving, denying or conditioning the approval of an application. As of the date of its most recent FRB evaluation, Metropolitan Commercial Bank was rated “Satisfactory” with respect to its CRA compliance.

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New York State Regulation

Metropolitan Commercial Bank is also subject to provisions of the New York State Banking Law that impose continuing and affirmative obligations upon a banking institution organized in New York State to serve the credit needs of its local community. Such obligations are substantially similar to those imposed by the CRA. The latest New York State CRA rating received by Metropolitan Commercial Bank is “Satisfactory.”

USA PATRIOT Act and Money Laundering

Metropolitan Commercial Bank is subject to the BSA, which incorporates several laws, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act and related regulations. The USA PATRIOT Act gives the federal government powers to address money laundering and terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the BSA, Title III of the USA PATRIOT Act implemented measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among other things, Title III of the USA PATRIOT Act and the related regulations require:

•	Establishment of anti-money laundering compliance programs that includes policies, procedures, and internal controls; the appointment of an anti-money laundering compliance officer; a training program; and independent testing;

•	Filing of certain reports to FinCEN and law enforcement that are designated to assist in the detection and prevention of money laundering and terrorist financing activities;

•	Establishment of a program specifying procedures for obtaining and maintaining certain records from customers seeking to open new accounts, including verifying the identity of customers;

•	In certain circumstances, compliance with enhanced due diligence policies, procedures and controls designed to detect and report money-laundering, terrorist financing and other suspicious activity;

•	Monitoring account activity for suspicious transactions; and

•	A heightened level of review for certain high risk customers or accounts.

The USA PATRIOT Act also includes prohibitions on correspondent accounts for foreign shell banks and requires compliance with record keeping obligations with respect to correspondent accounts of foreign banks.

The bank regulatory agencies have increased the regulatory scrutiny of the BSA and anti-money laundering programs maintained by financial institutions. Significant penalties and fines, as well as other supervisory orders may be imposed on a financial institution for non-compliance with these requirements. In addition, the federal bank regulatory agencies must consider the effectiveness of financial institutions engaging in a merger transaction in combating money laundering activities.

Metropolitan Commercial Bank has adopted policies and procedures to comply with these requirements.

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Privacy Laws

Metropolitan Commercial Bank is subject to a variety of federal and state privacy laws, which govern the collection, safeguarding, sharing and use of customer information, and require that financial institutions have in place policies regarding information privacy and security. For example, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and practices for sharing nonpublic information with third parties, provide advance notice of any changes to the policies and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties. It also requires banks to safeguard personal information of consumer customers. Some state laws also protect the privacy of information of state residents and require adequate security for such data, and certain state laws may, in some circumstances, require us to notify affected individuals of security breaches of computer databases that contain their personal information. These laws may also require us to notify law enforcement, regulators or consumer reporting agencies in the event of a data breach, as well as businesses and governmental agencies that own data.

Debit Card Products and Merchant Services

Metropolitan Commercial Bank is also subject to the rules of Visa, MasterCard and other payment networks in which it participates. If Metropolitan Commercial Bank fails to comply with such rules, the networks could impose fines or require us to stop providing merchant services for cards under such network’s brand or routed through such network.

Consumer Finance Regulations

The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. In this regard, the CFPB has commenced issuing several new rules to implement various provisions of the Dodd-Frank Act that were specifically identified as being enforced by the CFPB. See “Risk Factors – New and future rulemaking from the CFPB may have a material effect on our operations and operating costs.”

The FRB and the NYSDFS are responsible for examining and supervising the Bank’s compliance with these consumer financial laws and regulations. In addition, the Bank is subject to certain state laws and regulations designed to protect consumers.

Other Regulations

Metropolitan Commercial Bank’s operations are also subject to federal laws applicable to credit transactions, such as:

•	The Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	The Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for one- to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

•	The Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	The Equal Credit Opportunity Act and other fair lending laws, prohibiting discrimination on the basis of race, religion, sex and other prohibited factors in extending credit;

•	The Fair Credit Reporting Act, governing the use of credit reports on consumers and the provision of information to credit reporting agencies;

•	Unfair or Deceptive Acts or Practices laws and regulations;

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•	The Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	The rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Metropolitan Commercial Bank are further subject to the:

•	The Truth in Savings Act, which specifies disclosure requirements with respect to deposit accounts;

•	The Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	The Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•	The Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check; and

•	State unclaimed property or escheatment laws.

Holding Company Regulation

The Company, as a bank holding company controlling Metropolitan Commercial Bank, is subject to regulation and supervision by the FRB under the BHCA. The Company is periodically examined by, required to submit reports to the FRB and is required to comply with the FRB’s rules and regulations. Among other things, the FRB has authority to restrict activities by a bank holding company that are deemed to pose a serious risk to the subsidiary bank.

The FRB has historically imposed consolidated capital adequacy guidelines for bank holding structured similar, but not identical, to those of state member banks. The Dodd-Frank Act directed the FRB to issue consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. The previously discussed final rule regarding regulatory capital requirements implemented the Dodd-Frank Act as to bank holding company capital standards. Consolidated regulatory capital requirements identical to those applicable to the subsidiary banks applied to bank holding companies as of January 1, 2015. The Company is subject to the consolidated holding company capital requirements.

The policy of the FRB is that a bank holding company must serve as a source of financial and managerial strength to its subsidiary banks by providing capital and other support in times of distress. The Dodd-Frank Act codified the source of strength policy.

Under the prompt corrective action provisions of federal law, a bank holding company parent of an undercapitalized subsidiary bank is required to guarantee, within specified limits, the capital restoration plan that is required of an undercapitalized bank. If an undercapitalized bank fails to file an acceptable capital restoration plan or fails to implement an accepted plan, the FRB may prohibit the bank holding company parent of the undercapitalized bank from paying dividends or making any other capital distribution.

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As a bank holding company, the Company is required to obtain the prior approval of the FRB to acquire direct or indirect ownership or control of more than 5% of a class of voting securities of any additional bank or bank holding company, to acquire all or substantially all, the assets of any additional bank or bank holding company or merging or consolidating with any other bank holding company. In evaluating acquisition application, the FRB evaluates factors such as the financial condition, management resources and future prospects of the parties, the convenience and needs of the communities involved and competitive factors. In addition, bank holding companies may generally only engage in activities that are closely related to banking as determined by the FRB. Bank holding companies that meet certain criteria may opt to become a financial holding company and thereby engage in a broader array of financial activities.

FRB policy is that a bank holding company should pay cash dividends only to the extent that the company’s net income for the past two years is sufficient to fund the dividends and the prospective rate of earnings retention is consistent with the company’s capital needs, asset quality and overall financial condition. In addition, FRB guidance sets forth the supervisory expectation that bank holding companies will inform and consult with FRB staff in advance of issuing a dividend that exceeds earnings for the quarter and should inform the FRB and should eliminate, defer or significantly reduce dividends if (i) net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) prospective rate of earnings retention is not consistent with the bank holding company's capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

A bank holding company that is not well capitalized or well managed, or that is subject to any unresolved supervisory issues, is required to give the FRB prior written notice of any repurchase or redemption of its outstanding equity securities if the gross consideration for repurchase or redemption, when combined with the net consideration paid for all such repurchases or redemptions during the preceding 12 months, will be equal to 10% or more of the company’s consolidated net worth. The FRB may disapprove such a repurchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice or violate a law or regulation. However, FRB guidance generally provides for bank holding company consultation with Federal Reserve Bank staff prior to engaging in a repurchase or redemption of a bank holding company’s stock, even if a formal written notice is not required.

The above FRB requirements may restrict a bank holding company’s ability to pay dividends to stockholders or engage in repurchases or redemptions of its shares.

Acquisition of Control of the Company. Under the Change in Bank Control Act, no person may acquire control of a bank holding company such as the Company unless the FRB has been prior written notice and has not issued a notice disapproving the proposed acquisition. In evaluating such notices, the FRB takes into consideration such factors as the financial resources, competence, experience and integrity of the acquirer, the future prospects the bank holding company involved and its subsidiary bank and the competitive effects of the acquisition.  Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the regulator that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution.  Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable presumption of control under the regulations under certain circumstances including where, is the case with the Company, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

Federal Securities Laws

Metropolitan Bank Holding Corp.’s common stock will be registered with the Securities and Exchange Commission prior to the completion of the stock offering. Metropolitan Bank Holding Corp. will be a reporting company subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act (the “JOBS Act”), which was enacted in April 2012, has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year qualifies as an “emerging growth company.” Metropolitan Bank Holding Corp. qualifies as an emerging growth company under the JOBS Act.

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An “emerging growth company” may choose not to hold stockholder votes to approve annual executive compensation (more frequently referred to as “say-on-pay” votes) or executive compensation payable in connection with a merger (more frequently referred to as “say-on-golden parachute” votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company’s internal control over financial reporting, and can provide scaled disclosure regarding executive compensation; however, Metropolitan Bank Holding Corp. will also not be subject to the auditor attestation requirement or additional executive compensation disclosure so long as it remains a “smaller reporting company” under Securities and Exchange Commission regulations (generally less than $75 million of voting and non-voting equity held by non-affiliates). Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. Such an election is irrevocable during the period a company is an emerging growth company. Metropolitan Bank Holding Corp. has elected to comply with new or amended accounting pronouncements in the same manner as a public company.

A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a “large accelerated filer” under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

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MANAGEMENT

Our Directors and Executive Officers

The following table states our directors’ names, their ages as of June 30, 2017, the years that they began serving as directors and when their current term as directors of Metropolitan Bank Holding Corp. expires.

Name	Position(s) With the Company	Age at June 30, 2017	Director Since	Expiration of Term

Mark R. DeFazio	President and Chief Executive Officer and Director	54	1999	2018
David M. Gavrin	Chairman of the Board	82	1999	2019
Mark H. Goldberg	Director	72	2006	2020
Harvey M. Gutman	Director	71	2008	2018
Robert C. Patent	Director	67	1999	2020
George J. Wolf, Jr.	Director	65	2001	2018
William Reinhardt	Director	70	2013	2020
Maria Ramirez	Director	69	2014	2020
Dale Fredston	Director	65	2016	2019
David Gold	Director	43	2016	2019
Terrence J. Mitchell	Director	64	2017	2020
Robert Usdan	Director	51	2017	2020

The following table sets forth information regarding our executive officers and their ages as of June 30, 2017. The executive officers of Metropolitan Bank Holding Corp. are appointed annually.

Name	Position(s) With the Company	Age at June 30, 2017
Mark R. DeFazio	President, Chief Executive Officer, Director	54
Sangeeta Kishore	Executive Vice President and Chief Financial Officer	53
Nick R. Rosenberg	Executive Vice President and Chief Technology Officer	45

The Business Background of Our Directors and Executive Officers

The following is a brief discussion of the business and banking background and experience of our directors and executive officers for at least the past five years. With respect to directors, the biographies also contain information regarding the person’s experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Unless otherwise indicated, directors and senior officers have held their positions for the past five years. No director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.

Mark R. DeFazio. Mark R. DeFazio is a founding member of Metropolitan Commercial Bank. Since its inception, he has served as the Bank’s President. In 2002, he was elevated by the Board of Directors to Chief Executive Officer and President. Mr. DeFazio started his banking career in 1982. His first banking position was with Richmond County Savings Bank on Staten Island, where he held several positions in areas such as operations, auditing and real estate lending. Prior to starting with Metropolitan Commercial Bank, Mr. DeFazio was employed by Israel Discount Bank for 13 years. His last position at Israel Discount Bank was Senior Vice President and Head of Commercial Real Estate.

David M. Gavrin. David M. Gavrin has been a private investor since 1989 and is currently a Director and Chairman of the Board of Metropolitan Bank Holding Corp. He is also a Director of Arthur J. Gavrin Foundation, Inc. From 1978 to 1988 he was a General Partner of Windcrest Partners, a private investment partnership in New York City and, for 14 years prior to that, he was an officer of Drexel Burnham Lambert Incorporated.

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Mark H. Goldberg. Mark H. Goldberg founded the law firm of Goldberg & Pines in September 1980. Since then, he has represented such major tenants such as Saks Fifth Avenue, Pathmark Supermarkets, Lane Furniture, Fortunoff’s and Sleepy’s, Inc., as well as numerous landlords, including American Continental Properties, Applied Development Corporation and Stavola Construction Corp. He has also represented several institutional and private lenders, such as Israel Discount Bank, Markham Mortgage Company and Columbia Capital Co. in the areas of lending, workouts and out-of-court restructurings and analyzing credit and real estate. Prior to entering private practice, Mr. Goldberg was employed by the Legal Aid Society of Nassau County and later by both Grand Union and Supermarkets General Corporation in their respective real estate development departments. Subsequently, he worked for Overseas Shipholding Group as general counsel and for Israel Discount Bank of New York as special counsel.

Harvey M. Gutman. Harvey M. Gutman has been active in real estate and retail development since 1990, and is President and Founder of Brookside Advisors, LLC, a real estate consulting and development company. Prior to founding Brookside, Mr. Gutman served, for 16 years, as Senior Vice President for Retail Development at Pathmark Stores, Inc., where he was responsible for Pathmark’s retail development program including site identification, development, approval, legal and compliance, planning, design, construction and property administration. As Senior Vice President at Pathmark, Mr. Gutman was responsible for almost 10 million square feet of supermarket, distribution, office and other commercial space. Mr. Gutman began at Pathmark in 1976, and prior to his promotion to Senior Vice President, he served as Vice President for Grocery and Frozen Foods, Vice President for Non-foods and Pharmacy, and Vice President for Planning and Research. For five years prior to joining Pathmark, Mr. Gutman was Director of Research at Abraham & Straus Department Stores. Mr. Gutman is a member of the Inter-Commercial Council of Shopping Centers, the Urban Land Institute, the Food Marketing Institute, the Commercial Association of Chain Drug Stores, the Retail Marketing Society, the Commercial Retail Federation, and the Commercial Investor Relations Institute. Mr. Gutman also formerly served on the boards of the New Jersey Food Council, and the Food Industry Alliance of New York.

Robert C. Patent. Robert C. Patent has served as President of Colby Capital Corporation, a private investment firm engaged in the acquisition and financing of real estate assets since 1991. Mr. Patent served as a Director of New York Federal Savings Bank, a federally chartered thrift institution, from 1989 until its sale to Flushing Financial Corporation. Mr. Patent has been a Director of Metropolitan Commercial Bank since its inception and is a permanent member of the Loan Committee and Chairman of the Asset Recovery Group. He is a 1972 graduate of The George Washington University.

George J. Wolf, Jr. George J. Wolf, Jr. is a recognized leader in law firm management with expertise in the areas of finance and administration, and has been the Managing Director of Herrick, Feinstein since 1993. Mr. Wolf is responsible for all financial and administrative aspects of the Firm as well as growth and long range planning, and is a member of the Firm’s Executive Committee. He has lectured at the Practicing Law Institute, the American Bar Association, the Association of Legal Administrators, the New York City and State of New Jersey Bar Associations. Mr. Wolf is a past president of the Association of Legal Administrators` New York City Chapter and has held various Commercial positions in the organization. Prior to joining Herrick, Feinstein, he spent 14 years in a similar role at Webster & Sheffield and two years as a Director and shareholder at Hildebrandt International - the worldwide leader in law firm consulting. While at Hildebrandt, Mr. Wolf was involved in a variety of economic and management issues including mergers, crisis management, restructuring, firm dissolutions and governance.

William Reinhardt. William Reinhardt has been a Senior Director of Alvarez & Marsal, a global professional services and consulting firm, since 2008, focusing on financial services clients. Prior to joining Alvarez & Marsal, he was an Assistant Deputy Comptroller for Community Banks in the Northeastern District of the Office of Comptroller of the Currency, responsible for regulatory oversight over more than 200 community banks and federal branches. Mr. Reinhardt received his B.A. degree in Economics from LIU Post, formerly known as C.W. Post Campus of Long Island University in 1968 and his graduate degree in Banking from the University of Wisconsin in 1983.

Maria Fiorini Ramirez. Maria Fiorini Ramirez is the founder, President and Chief Executive Officer of Maria Fiorini Ramirez, Inc., an independent global economic and financial consulting firm serving both financial and non-financial clients since 1992. Prior to founding her own firm, she was Managing Director and Money Market Economist at Drexel Burnham Lambert. Ms. Ramirez previously served as a Director for three other banking companies between 1989-2009, including Sovereign Bancorp, Independence Community Bank and Statewide Savings Bank. Ms. Ramirez also currently serves as a director of Security Mutual Life. She has also been a director at several not-for-profit institutions over the last three decades, including The Brooklyn Hospital Center and the Independence Foundation. Ms. Ramirez received her B.A. in Business Administration and Economics from Pace University in 1972.

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Dale Fredston. Dale C. Fredston is currently a consultant to a regional commercial bank that serves small and midsized businesses and has assets in excess of $11 billion. Previously, she served as Executive Vice President and General Counsel of Sterling Bancorp and its principal subsidiary, Sterling National Bank. The present Sterling Bank is the product of a merger of Sterling National Bank into Provident Bank in late 2013 and the 2015 acquisition of Hudson Valley Bank. Merger and acquisition activities have been a major focus of Ms. Fredston's recent work.

David Gold. David Gold is a partner at DJG Advisors, a consulting firm providing strategic and capital markets advisory to CEOs and CFOs of publicly-held companies. For nearly two decades, David was a Senior Equity Analyst at Sidoti & Company, the largest small-cap equity research boutique on Wall Street. David covered Business Services, including real estate services, consulting and specialty finance companies. He is a Chartered Financial Analyst, a member of the New York Society of Security Analysts (NYSSA), as well as a member of the CFA Institute. He holds a B.S. in Finance from NYU’s Stern School of Business and a J.D. from the Benjamin N. Cardozo School of Law. David is admitted to practice law in New York and New Jersey. Separately, for nearly 20 years, David has been overseeing real estate investments and has served as a court-appointed referee and receiver for distressed real estate in New York City. David was appointed to the Selective Service System Review Board by the President of the U.S. at the direction of the Governor of the State of New York. David sits on a number of other boards with primary emphasis on charities supporting law enforcement and first responders.

Terrence J. Mitchell. Terence J. Mitchell served as Executive Vice President and Chief Retail Officer of Dime Community Bank from December 2010 through his retirement in June 2016. Mr. Mitchell has over 40 years of experience in retail banking, including working with Independence Community Bank, Sovereign Bank and Dime Community Bank. Mr. Mitchell has also served on the boards of several Brooklyn non-profit and public interest organizations, including the Wildlife Conservation Society, Aquarium for Wildlife Conservation, Brooklyn Arts Council, Brooklyn Historical Society, and Brooklyn Public Library Foundation. Mr. Mitchell has a bachelor's degree in Finance from Iona College.

Robert Usdan. Robert Usdan is a Co-Founder and Principal of The Endicott Group. Mr. Usdan is responsible for the development of the funds and the implementation of the investment strategy. In addition, Mr. Usdan provides financial, strategic and transaction advisory services to middle-market financial institutions. Mr. Usdan serves on the Board of Directors of American Business Bank (CA) and Radius Bancorp (MA), and is a Board Observer at Metropolitan Bank Holding Corporation (NY). He previously served on the Board of Directors of TGR Financial, Inc. (FL) and Square 1 Financial, Inc. (NC). Prior to founding Endicott, from 1990 to January 1996, Mr. Usdan was an Associate Director in the Corporate Finance Group at Sandler O’Neill & Partners, L.P. Mr. Usdan received a Bachelor of Arts in International Relations and a minor in Art History from the University of Virginia.

Executive Officers who are not Directors

Sangeeta Kishore. Sangeeta Kishore joined Metropolitan Commercial Bank as the Executive Vice President and Chief Financial Officer on June 13, 2016. Ms. Kishore brings over 13 years of banking experience with expertise in finance, banking operations, risk management, and strategic planning. Prior to joining Metropolitan, Ms. Kishore served as the Senior Executive Vice President, Chief Financial Officer, and Senior Risk Officer at Kish Bancorp, Inc. starting in 2011.

Nick R. Rosenberg. Nick Rosenberg joined Metropolitan Commercial Bank and has served as its Executive Vice President and Chief Technology Officer since July 2002. Prior to joining Metropolitan Commercial Bank, Mr. Rosenberg served as the Technology Director of PDT Limited, Manchester, United Kingdom.

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Board Independence

Under the rules of the ___________, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the ___________, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members and our director nominee based upon the rules of the ___________ and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Mr. DeFazio, each of our current directors is an independent director, as defined under the applicable rules. Mr. DeFazio is not independent because he is an executive officer of Metropolitan Bank Holding Corp.

Election and Classification of Directors

In accordance with the terms of our charter, our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms and is divided as follows:

•	The Class I directors are Mark R. DeFazio, Harvey M. Gutman, and George J. Wolf. Their term will expire at the annual meeting of stockholders expected to be held in 2018.

•	The Class II directors are Dale C. Fredston, David M. Gavrin, and David Gold. Their term will expire at the annual meeting of stockholders expected to be held in 2019.

•	The Class III directors are Mark H. Goldberg, Robert C. Patent, Maria Fiorini Ramirez, and William Reinhardt. Their term will expire at the annual meeting of stockholders expected to be held in 2020.

Transactions With Certain Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits publicly traded companies from making loans to their executive officers and directors, but it contains a specific exemption from the prohibition for loans made by federally insured financial institutions, such as Metropolitan Commercial Bank, to their executive officers and directors in compliance with federal banking regulations. At December 31, 2016, the loan to the executive officer was made in the ordinary course of business, was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Metropolitan Commercial Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. This loan was performing according to its original terms at December 31, 2016, and was made in compliance with federal banking regulations.

Committees of the Board of Directors

We conduct business through meetings of our board of directors and its committees. The board of directors of the Company has established standing committees, including an Audit Committee, Compensation Committee, and a Corporate Governance and Nominating Committee. Each of these committees operates under a written charter, which governs its composition, responsibilities and operations. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee. The Audit Committee assists the board of directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, and the performance of our internal audit and risk assessment function and independent auditors. Among other things, the Audit Committee:

•	appoints, evaluates and determines the compensation of our independent auditors;

•	reviews and approves the scope of the annual audit, audit fees and financial statements;

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•	reviews disclosure controls and procedures, internal controls, internal audit function and corporate policies with respect to financial information;

•	oversees investigations into complaints concerning financial matters, if any;

•	reviews related party transactions as required; and

•	annually reviews the Audit Committee charter and the committee’s performance.

The Audit Committee works closely with management as well as our independent auditors. The Audit Committee has the authority to obtain advice and assistance from and receive appropriate funding to engage outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

The Audit Committee is composed solely of members who satisfy the applicable independence and other requirements of the SEC and the ___________ for Audit Committees and at least one of its members is an “audit committee financial expert.” The Audit Committee has adopted a written charter that among other things, specifies the scope of its rights and responsibilities.

Compensation Committee. The Compensation Committee is responsible for discharging the board of directors’ responsibilities relating to compensation of the executives and directors. Among other things, the Compensation Committee:

•	evaluates compensation strategies;

•	reviews and approves objectives relevant to executive officer compensation;

•	evaluates performance and determines the compensation of the Chief Executive Officer and other executive officers in accordance with those objectives;

•	reviews and oversees compensation and benefit plans;

•	recommends to the board of directors compensation for directors;

•	prepares the Compensation Committee report required by SEC rules to be included in our annual report; and

•	annually reviews the Compensation Committee charter and the committee’s performance.

The Compensation Committee is composed solely of members who satisfy the applicable independence requirements of the SEC and the ___________. The Compensation Committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the Corporate Governance and Nominating Committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters. Among other things, the Corporate Governance and Nominating Committee:

•	identifies qualified individuals to be directors consistent with the criteria approved by the board of directors and recommending director nominees to the full board of directors;

•	reviews the structure of the committees of the board of directors;

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•	develops and recommends procedures for reviewing shareholder recommendations for director nominees;

•	develops the Company’s code of business conduct and ethics;

•	oversees management succession planning;

•	leads the board of directors in its annual performance review;

•	develops and recommends corporate governance guidelines; and

•	annually reviews the Corporate Governance and Nominating Committee’s charter and the committee’s performance.

The Corporate Governance and Nominating Committee is composed solely of members who satisfy the applicable independence requirements of the SEC and the ___________.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics (our “Code of Ethics”) that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics is available upon written request to Corporate Secretary, Metropolitan Bank Holding Corp., 99 Park Avenue, New York, New York 10016.

If we amend or grant any waiver from a provision of our Code of Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law, including by filing a Current Report on Form 8-K.

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EXECUTIVE COMPENSATION

As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers, which are referred to as our “named executive officers.”

The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We will continue to review, evaluate and modify our compensation framework to maintain a competitive total compensation package. As such, and as a result of our becoming a publicly traded company, the compensation program following this offering could vary from our historical practices.

Our named executive officers for 2016, which consist of our principal executive officer and the Company's two other most highly compensated executive officers, are:

•	Mark R. DeFazio, President, Chief Executive Officer, Director

•	Sangeeta Kishore, Executive Vice President and Chief Financial Officer

•	Nick R. Rosenberg, Executive Vice President and Chief Technology Officer

Summary Compensation Table

The following table sets forth information regarding the compensation paid, awarded to, or earned for our fiscal year ended December 31, 2016 for each of our named executive officers.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	All Other Compensation ($)(3)	Total ($)

Mark R. DeFazio	2016	700,000	150,000	1,550,220	40,436	2,440,656
Director, President and Chief Executive Officer

Sangeeta Kishore(2)	2016	133,860	50,000	—	4,187	188,047
Executive Vice President and Chief Financial Officer

Nick R. Rosenberg	2016	264,856	50,000	63,000	40,632	418,488
Executive Vice President and Chief Technology Officer

(1)	These amounts represent the aggregate grant date fair value for outstanding restricted stock awards granted during the year, computed in accordance with FASB ASC Topic 718. The assumptions used to determine the value of restricted stock are described in Note 11 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus.
(2)	Ms. Kishore joined the Company on June 13, 2016 and, accordingly, the amounts shown represent a partial year of employment.
(3)	The compensation represented by the amounts for 2016 set forth in the All Other Compensation column which exceeded $10,000 for the Named Executive Officers is detailed in the following table:

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Other Compensation
	Medical, Dental and Vision Insurance Premiums ($)	Long-Term Disability and Life Insurance Premiums ($)	Accidental Death And Dismemberment Insurance Premiums ($)	Prepaid Transit ($)	401(k) Matching ($)	Total All Other Compensation ($)

Mark R. DeFazio	30,556	1,242	108	780	7,750	40,436
Nick R. Rosenberg	30,556	1,242	108	780	7,946	40,632

Employment Agreement. Metropolitan Bank Holding Corp. and Metropolitan Commercial Bank entered into an employment agreement with Mark R. DeFazio effective as of July 27, 2016. The agreement has an initial term of three years and the agreement automatically renews on a daily basis so that the remaining term will always be three years, unless a notice is provided to the executive that the agreement will not renew. The current base salary for Mr. DeFazio is $700,000. In addition to the base salary, the agreement provides for, among other things, participation in bonus programs, benefit plans applicable to executive employees and automobile benefits. The executive’s employment may be terminated for cause at any time, in which event the executive would have no right to receive compensation or other benefits for any period after termination.

Certain events resulting in the executive’s termination or resignation entitle the executive to payments of severance benefits following termination of employment. In the event of the executive’s involuntary termination for reasons other than for cause, disability or retirement, or in the event the executive resigns for good reason (as defined in the agreement) during the term of the agreement, then the executive would be entitled to a severance payment in the form of a cash lump sum equal to three times the executive’s base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, the executive with respect to the year immediately prior to the year in which such termination occurred. Internal Revenue Code Section 409A may require that a portion of the above payments cannot be made until six months after termination of employment. In addition, the executive would become fully vested in any outstanding unvested equity or equity-based awards.

In the event of a change in control of Metropolitan Commercial Bank or Metropolitan Bank Holding Corp., the executive would be entitled to a severance payment in the form of a cash lump sum equal to three times the executive’s base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, the executive with respect to the year immediately prior to the year in which such termination occurred. In addition, in the event of the executive’s involuntary termination for reasons other than for cause, disability or retirement, or in the event the executive resigns for good reason (as defined in the agreement) in connection with or following a change in control, the executive would become fully vested in any outstanding unvested equity or equity-based awards. In the event payments made to the executive include an “excess parachute payment” as defined in Section 280G of the Internal Revenue Code, such payments will be cutback by the minimum dollar amount necessary to avoid this result. The IPO will not constitute a change in control under the agreement.

In the event of a disability (as defined in the applicable disability insurance policies), the executive shall receive benefits under any short-term or long-term disability plans maintained by Metropolitan Commercial Bank. In the event of a short-term disability, the executive shall pay to Metropolitan Bank Holding Corp. any amounts he receives as short-term disability payments from the short-term disability insurance policy and Metropolitan Bank Holding Corp. shall continue to compensate the executive, in the full amount owing to executive, as if executive had not suffered a disability. In the event of a long-term disability, the executive shall pay to Metropolitan Bank Holding Corp. any amounts he receives as long-term disability payments from the long-term disability insurance policy and Metropolitan Bank Holding Corp. shall continue to compensate the executive, in the full amount owing to executive, as if executive had no suffered a disability, for a period of thirty (30) days. Within thirty (30) days of the date of such disability, the executive would be entitled to a payment in the form of a cash lump sum equal to three times the executive’s base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, the executive with respect to the year immediately prior to the year in which such disability occurred. In addition, the executive would become fully vested in any outstanding unvested equity awards.

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In the event of the executive’s death, the executive’s estate will be entitled to a payment, within thirty (30) days of the date of death, in the form of a cash lump sum equal to the amount of earned but unpaid base salary and benefits, three times the executive’s base salary and an amount equivalent to the bonus received by, and/or determined to be paid to, the executive with respect to the year immediately prior to the year in which such death occurred. In addition, the executive would become fully vested in any outstanding unvested equity or equity-based awards.

Upon the voluntary termination of the executive’s employment without good reason, the executive shall be subject to certain restrictions on his ability solicit employees of Metropolitan Commercial Bank and Metropolitan Bank Holding Corp. for a period of one year following the date of termination of employment.

Change in Control Agreement. Metropolitan Commercial Bank entered into a change in control agreement with Sangeeta Kishore effective as of May 12, 2017. If, within the one year period following the consummation of a change in control, the executive is involuntarily terminated for a reason other than cause (as defined in the agreement) or there is a material diminution in the executive’s title, duties or responsibilities, then, within forty-five (45) days following the date of termination of employment, or the date of the executive’s written notice to Metropolitan Commercial Bank specifying the facts relating to the diminution in title, duties or responsibilities, as the case may be, the executive would be entitled to a severance payment in the form of a cash lump sum equal to one times the executive’s base salary. The executive shall be eligible to receive the cash payment if the executive is employed by Metropolitan Commercial Bank on the date of a change in control. The IPO will not constitute a change in control under the agreement.

2009 Equity Incentive Plan. In 2009, our stockholders approved the Metropolitan Bank Holding Corp. 2009 Equity Incentive Plan (the “2009 Equity Incentive Plan”) to provide officers, employees, directors, consultants and advisors of Metropolitan Bank Holding Corp. and its affiliates with additional incentives to promote the growth and performance of Metropolitan Bank Holding Corp. Awards may be granted under the 2009 Equity Incentive Plan until May 18, 2019, which is the tenth anniversary of the plan.

The 2009 Equity Incentive Plan initially authorized the issuance or delivery to participants of up to 123,000 shares of our common stock pursuant to grants of restricted shares, incentive stock options, non-qualified stock options, stock appreciation rights and restricted share units. At the 2013 Special Meeting of Shareholders, the authorized shares under the plan were increased by 300,000. Additionally, at the 2016 Annual Meeting of Shareholders, the authorized shares under the plan were increased by 760,000. Accordingly, the total number of shares of common stock currently authorized under the 2009 Equity Incentive Plan is 1,183,000.

The 2009 Equity Incentive Plan is administered by the Compensation Committee. The Compensation Committee has full and exclusive power within the limitations set forth in the 2009 Equity Incentive Plan to make all decisions and determinations regarding the selection of participants and the granting of awards; establishing the terms and conditions relating to each award; and interpreting and otherwise construing the 2009 Equity Incentive Plan.

Our employees and directors are eligible to receive awards under the 2009 Equity Incentive Plan. Awards may be granted in a combination of incentive and non-statutory stock options, restricted shares, stock appreciation rights and restricted share units. The exercise price of options granted under the plan may not be less than the fair market value on the date the stock option is granted. Stock options are either “incentive” stock options or “non-qualified” stock options; however, non-employees may not be granted “incentive” stock options. Incentive stock options have certain tax advantages and must comply with the requirements of Section 422 of the Internal Revenue Code. All awards under the 2009 Equity Incentive Plan are subject to vesting conditions and restrictions as determined by the Compensation Committee and set forth in a recipient’s award agreement.

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Outstanding Equity Awards at Fiscal Year End

The following table shows stock options and unvested restricted stock outstanding for each of our named executive officers as of December 31, 2016.

	Option Awards(1)				Stock Awards(1)
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested		Grant date fair value of shares or units of stock that have not vested ($)

Mark R. DeFazio	10,000	—	30.00	12/04/2018	1,389	(2)	25,002
	57,000	—	18.00	10/22/2023	2,000	(3)	36,000
	74,000	—	18.00	12/02/2023	5,000	(4)	90,000
	30,000	—	18.00	03/18/2024
	70,000	—	18.00	06/01/2025
Sangeeta Kishore	—	—	—		—
Nick R. Rosenberg	5,000	—	30.00	11/19/2017	500	(2)	9,000
	3,000	—	30.00	12/04/2018	2,000	(5)	36,000
					3,000	(4)	54,000
					3,000	(6)	54,000

(1)	All equity awards noted in this table were granted pursuant to the 2009 Equity Incentive Plan, which was approved by stockholders on May 18, 2009, and represent all awards held at December 31, 2016 by the Named Executive Officers.
(2)	Shares of restricted stock granted on December 21, 2012 and vest at a rate of 25% per year commencing on December 21, 2014.
(3)	Shares of restricted stock granted on February 14, 2014 and vest at a rate of 33.3% per year commencing on December 31, 2016.
(4)	Shares of restricted stock granted on January 1, 2015 and vest at a rate of 33.3% per year commencing on January 1, 2018.
(5)	Shares of restricted stock granted on December 21, 2013 and vest at a rate of 33.3% per year commencing on December 21, 2016.
(6)	Shares of restricted stock granted on January 1, 2016 and vest at a rate of 33.3% per year commencing on January 1, 2019.

Director Compensation

The following table sets forth information regarding the compensation paid to our non-employee directors for the fiscal year ended December 31, 2016. Mr. DeFazio do not receive any additional compensation for service on our board of directors and Metropolitan Commercial Bank’s board of directors.

Director Compensation Table for the Year Ended December 31, 2016
Name (1)	Fees earned or paid in cash ($)	Total ($)

David M. Gavrin	87,500	87,500
Mark H. Goldberg	39,500	39,500
Harvey M. Gutman	36,000	36,000
Robert C. Patent	85,500	85,500
George J. Wolf, Jr.	36,500	36,500
William Reinhardt	96,500	96,500
Maria Ramirez	42,500	42,500
Dale Fredston	52,500	52,500
David Gold	52,000	52,000

(1)	As of December 31, 2016, the directors listed had no unvested stock options and 31,000 unvested shares of restricted stock.

Director Fees

Board members of the Company receive fees for board and committee meetings attended in person. Board members receive $2,000 for each Board meeting, $2,000 for Audit Committee meetings and $1,500 for all other committee meetings attended. Additionally, Mr. Gavrin receives an annual retainer of $50,000 for his service as Chairman of the Board.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of transactions since January 1, 2016, to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

Policies and Procedures Regarding Related Party Transactions

Transactions by the Company or Metropolitan Commercial Bank with related parties are subject to certain regulatory requirements and restrictions, including Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by Metropolitan Commercial Bank with its affiliates) and the FRB’s Regulation O (which governs certain loans by Metropolitan Commercial Bank to its executive officers, directors and principal stockholders).

Under applicable SEC and ______ rules, related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Related parties of the Company include directors (including nominees for election as directors), executive officers, five percent stockholders and the immediate family members of these persons. Related party transactions will be referred for approval or ratification to our audit committee. In determining whether to approve a related party transaction, the Audit Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party's interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director's independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies.

Banking Relationships

We have engaged, and expect to engage in the future, in banking transactions in the ordinary course of business with directors, officers, principal stockholders and their associates and/or immediate family members, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with persons not related to us and that do not involve more than the normal risk of collectability or present other unfavorable features. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans.

At December 31, 2016, the aggregate amount of extensions of credit to our directors, executive officers, principal stockholders and their associates was $780,000, or approximately 0.7% of total equity.

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PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of [●], 2017 regarding the beneficial ownership of our common stock, and as adjusted to reflect the completion of this offering:

•	each stockholder known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. For purposes of calculating each person's percentage ownership, common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person's name.

The percentage of beneficial ownership is based on __________ shares of our common stock outstanding as of [●], 2017 and [•] shares to be outstanding after the completion of this offering (or [•] shares if the underwriters exercises their purchase option in full), in each case including [•] shares of restricted stock awarded under our stock incentive plan but not vested as of such date.

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Unless otherwise indicated, the address for each listed stockholder is: c/o Metropolitan Bank Holding Corp., 99 Park Avenue, 4th Floor, New York, New York 10016.

	Shares Beneficially Owned as of [●], 2017				Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number of Shares	Percent		Shares to be Sold in the Offering	Number of Shares(7)	Percent, assuming no exercise of underwriter’s purchase option		Percent, assuming full exercise of underwriter’s purchase option
Directors:
Mark R. DeFazio			%				%		%
David M. Gavrin			%				%		%
Mark H. Goldberg			%				%		%
Harvey M. Gutman			%				%		%
Robert C. Patent			%				%		%
George J. Wolf, Jr.			%				%		%
William Reinhardt			%				%		%
Maria Ramirez			%				%		%
Dale Fredston			%				%		%
David Gold			%				%		%
Terrence J. Mitchell			%				%		%
Robert Usdan			%				%		%

Named Executive Officers (not identified above):
Sangeeta Kishore			%				%		%
Nick R. Rosenberg			%				%		%

All directors and executive officers as a group (13 persons total)			%				%		%

5% Stockholders:
			%				%		%
			%				%		%

Selling Stockholders:
[•]			%				%		%

*	Less than 1%

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DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material rights of our capital stock and related provisions of our Certificate of Incorporation and bylaws. This discussion may not contain all of the information regarding our capital stock that is important to you. Reference is made to the more detailed provisions of our Certificate of Incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

Our authorized capital consists of 10,000,000 shares of common stock, $0.01 par value, 5,000,000 shares of Class A preferred stock, $0.01 par value, and 2,000,000 shares of Class B preferred stock, $0.01 par value. At June 30, 2017, there were 4,633,012 shares of common stock outstanding, held by approximately 172 holders of record, no shares of Class A preferred stock outstanding and 272,636 shares of our Class B preferred stock outstanding. All issued and outstanding shares at that date were, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable. Immediately following the completion of this offering, we will have ___________ shares of common stock outstanding (assuming the underwriters do not exercise its option to purchase any additional shares) and ___________ shares Class B Preferred Stock outstanding. Also, as of June 30, 2017, options to purchase 276,500 shares of our common stock held by our employees, officers and directors under our 2009 Equity Incentive Plan were outstanding.

Common Stock

Voting Rights. All voting rights are vested in the holders of our common stock, subject to the issuance of preferred stock with voting rights. Any issuance by our preferred stock with voting rights following the offering may affect the voting rights of the holders of common stock. Except as discussed below in “—Restrictions on Acquisition of Metropolitan Bank Holding Corp.,” each holder of common stock will be entitled to one vote per share. Holders of our common stock are not entitled to cumulate their votes in the election of directors.

Dividends. Holders of our common stock will be entitled to receive and share equally in such dividends as the board of directors of the Company may declare out of funds legally available for such payments. If the Company issues preferred stock following the offering, holders of such stock may have a priority over holders of common stock with respect to the payment of dividends. We may pay dividends to an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent, as and when declared by our board of directors. The holders of common stock of the Company will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If the Company issues additional shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Liquidation or Dissolution. In the event of a liquidation or dissolution of the Company, holders of our common stock and any participating preferred stock will be entitled to receive, after payment or provision for payment of all of our debts and liabilities and the preferential rights of, and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock, all of our assets available for distribution. If we issue preferred stock following the offering, holders of such stock may have a senior interest over holders of common stock in such a distribution.

No Preemptive or Redemption Rights. Holders of our common stock will not have any preemptive rights or redemption rights with respect to any shares of our capital stock that may be issued. Certain of our stockholders are parties to subscription agreements with the Company in connection with previous private placement offerings that provide those stockholders with preemptive rights to purchase securities issued by the Company. However, such preemptive rights do not apply to this offering and will terminate upon completion of this offering.

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Exchange Rights. We have agreed to provide the holder of our Class B Preferred Stock with the right to exchange its shares of common stock for additional shares of preferred stock in order to reduce its beneficial ownership of voting common stock to ____% of the Company’s total outstanding voting common stock.

Registration Rights. We have agreed to provide the holder of our Class B Preferred Stock with the right to include its common shares in a registration statement that we are otherwise filing. The “piggyback” registration rights granted to the holder of our Class B Preferred Stock will apply at the time of this offering. Following our initial public offering, to the extent the holder of our Class B Preferred Stock remains a holder of our common stock or our Class B Preferred Stock, it may exercise its “piggyback” registration rights in connection with future offerings of our common stock, other than registration statements filed on Forms S-4 or S-8.

Preferred Stock

None of the shares of the Company’s authorized preferred stock will be issued as part of the offering. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Class A Preferred Stock

None of our Class A Preferred Stock is currently outstanding or will be issued as part of the offering.

Class B Preferred Stock

Voting Rights. The holder of our Class B Preferred Stock has no voting rights, except as may be provided for under the NYBCL.

Dividends. The holder of our Class B Preferred Stock is entitled to receive ratable dividends when dividends are concurrently declared and payable on the shares of common stock.

Liquidation or Dissolution. In the event of any liquidation, dissolution or winding up of the affairs of the Company, the assets of the Company or proceeds thereof (whether capital or surplus) remaining available for distribution to stockholders of the Company after payment in full of all claims of creditors of the Company and all amounts due on any preferred stock or other securities of the Company that are superior and prior in rank to the common stock and the Class B Preferred Stock will be distributed to the holders of the common stock and the Class B Preferred Stock pro rata based, respectively, on the number of shares of common stock outstanding at such time and the number of shares of common stock into which the Class B Preferred Stock outstanding at such time is then convertible.

Preemptive or Redemption Rights. The holder of our Class B Preferred Stock currently has preemptive rights that allow such stockholder to maintain its percentage ownership in our common stock in the event the Company issues any additional common shares in a subsequent offering. However, such preemptive rights do not apply to this offering and will terminate upon completion of this offering.

Conversion and Transfer Rights. The shares of Class B Preferred Stock are not convertible into common stock by the holder or any affiliate of such holder and may only be transferred by the holder or such affiliate (i) to an affiliate of such holder, (ii) to the Company, (iii) in a widespread public distribution, (iv) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company, or (v) to a transferee that would control more than 50% of the voting securities of the Company without any transfer from the initial holder or any affiliate of such initial holder.

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However, we may agree to permit the holder of our Class B Preferred Stock to exchange shares of preferred stock for shares of our common stock in order to allow it to maintain its percent ownership of the outstanding common stock of the Company. Additionally, if at any time any Class B Preferred Stock held by the holder are transferred to any person other than an affiliate of the holder pursuant to either: (i) in a widespread public distribution; (ii) a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company; or (iii) a transferee that would control more than 50% of the voting securities of the Company without any transfer from the initial holder or any affiliate of such initial holder, such shares would immediately and without further action on the part of any person convert automatically to common shares, on a one for one basis, subject to compliance with the requirements of any federal banking regulators with respect to restrictions on the transfer of non-voting shares.

Registration Rights. We have agreed to provide the holder of our Class B Preferred Stock with the right to include its common or preferred shares in a registration statement that we are otherwise filing. The “piggyback” registration rights granted to the holder of our Class B Preferred Stock will apply at the time of this offering. Following our initial public offering, to the extent the holder of our Class B Preferred Stock remains a holder of our common stock or our Class B Preferred Stock, it may exercise its “piggyback” registration rights in connection with future offerings of our common stock, other than registration statements filed on Forms S-4 or S-8.

Restrictions on Acquisition of Metropolitan Bank Holding Corp.

The following is a general summary of the material provisions of our Certificate of Incorporation and Bylaws and the NYBCL that may have an “anti-takeover effect.” Such provisions might discourage future takeover attempts by impeding efforts to acquire us or stock purchases in furtherance of such an acquisition.

Authorized Shares of Capital Stock. Our Certificate of Incorporation authorizes the issuance of up to 10,000,000 shares of common stock, $0.01 par value, 5,000,000 shares of Class A preferred stock, $0.01 par value, and 2,000,000 shares of Class B preferred stock, $0.01 par value. Shares of preferred stock with voting rights could be issued and would then represent an additional class of stock required to approve any proposed acquisition. This preferred stock, together with authorized but unissued shares of our common stock, could represent additional capital required to be purchased by an acquirer. Issuance of such additional shares may also dilute the voting interest of our stockholders.

Generally, Metropolitan Bank Holding Corp. is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of the Company. The board of directors has no present plan or understanding to issue any preferred stock.

Directors. The Board of Directors is classified into three classes, one of which is elected each year for a three-year term. A director may be removed from office only for cause. These provisions may make it more difficult to remove a director, and may make it more difficult for an acquirer to acquire control of the company without negotiating with the Board of Directors, and may therefore have an anti-takeover effect.

Also, for so long as Endicott Opportunity Partners IV, L.P. beneficially owns at least 220,825 shares of common stock of Metropolitan Bank Holding Corp., Endicott Opportunity Partners IV, L.P. shall have the right to designate Wayne Goldstein, Rob Usdan or Michael Gibbons to be invited to all meetings of the Board of Directors in a non-voting observer status, subject to such representative entering into a confidentiality agreement with Metropolitan Bank Holding Corp. as well as such representative's attendance at any meeting being in compliance with Metropolitan Bank Holding Corp.'s Board of Directors' legal, regulatory and/or fiduciary restrictions or limitations. In addition Endicott Opportunity Partners IV, L.P. shall have the right to relinquish the observer right by designating Wayne Goldstein or Robert Usdan to become a member to Metropolitan Bank Holding Corp.'s Board of Directors, subject to approval of Metropolitan Bank Holding Corp.'s Board of Directors, which approval shall not be unreasonably withheld.

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Actions by Stockholders. Special meetings of the stockholders may be called by the Board of Directors, the President or the Secretary and must be called by the President or the Secretary upon receipt by either of them of the written request of the holders of at least 25% of all shares entitled to vote.

In general, our Certificate of Incorporation may be amended in the manner prescribed under New York law. No proposed amendment or repeal of any provision of the Certificate of Incorporation may be submitted to stockholders unless the Board of Directors has (1) approved the proposed amendment or repeal, (2) determined that it is advisable, and (3) directed that it be submitted for consideration at either an annual or special meeting of stockholders. The amendment or repeal of any provision of the Certificate of Incorporation shall be approved by at least a majority vote.

Limitation of Director and Officer Liability; Indemnification. As permitted by the NYBCL, our Certificate of Incorporation eliminates the liability of directors and officers to Metropolitan Bank Holding Corp. or its stockholders to the fullest extent permitted by law. The NYBCL provides that the liability of a director or officer in a proceeding brought by or in the right of stockholders, or on behalf of stockholders may be eliminated, except that the liability of a director or officer may not be eliminated if the officer or director received an improper benefit or profit, or if a judgment against the director or officer is based on a finding that such person’s action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action against such person.

Our Certificate of Incorporation provides that to the full extent permitted by the NYBCL and other applicable law, Metropolitan Bank Holding Corp. shall indemnify a director or officer who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer, and the Board of Directors may contract in advance to indemnify any director or officer. The NYBCL provides that except as limited by its Certificate of Incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred in connection with the proceeding. The NYBCL further provides that a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding unless (i) the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the director actually received an improper personal benefit; or (iii) in the case of any criminal proceeding, the director had reasonable cause to believe the act or omission was unlawful, provided however, that if the proceeding was by or in the right of the corporation, no indemnification may be made if the director is adjudged liable to the corporation. The Board of Directors may also indemnify an employee or agent of the corporation who was or is a party to any proceeding by reason of the fact that he is or was an employee or agent of the corporation.

Dissenters’ Rights of Appraisal.  The NYBCL provides that, except in certain circumstances, a shareholder is not entitled to dissenter’s rights in any transaction if the stock is listed on a national securities exchange. Following the offering, Metropolitan Bank Holding Corp.’s common stock is expected to be listed on the ___________, a national securities exchange.

Listing and Trading

Our common stock is currently not listed on any securities exchange. We intend to apply to have our common stock approved for listing on the ___________ under the symbol “ .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., Canton, Massachusetts.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have         shares of common stock outstanding. Of these shares,         shares of our common stock (or         shares if the underwriters exercise their purchase option in full) sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock (or         shares if the underwriters exercise their purchase option in full) outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144. As a result of the contractual 180-day lock-up period described below,         of these shares will be available for sale in the public market only after 180 days from the date of this prospectus (generally subject to volume and other offering limitations).

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering (or approximately shares if the underwriters exercise their purchase option in full); or

•	the average weekly trading volume of our common stock on the ___________ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Registration Rights

We have agreed to provide the holder of our Class B Preferred Shares with the right to include its common or preferred shares in a registration statement that we are otherwise filing. The “piggyback” registration rights granted to the holder of our Class B Preferred Shares will apply at the time of this offering. Following our initial public offering, to the extent the holder of our Class B Preferred Shares remains a holder of our common stock or our Class B Preferred Shares, it may exercise its “piggyback” registration rights in connection with future offerings of our common stock, other than registration statements filed on Forms S-4 or S-8.

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Registration Statement on Form S-8

In connection with or as soon as practicable following the completion of this offering, we intend to file a registration statement with the SEC on Form S-8 to register an aggregate of approximately         shares of our common stock reserved for future issuance under our equity incentive plans, as described further under “Executive Compensation—Incentive Compensation Plans.” That registration statement will become effective upon filing and shares of common stock covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement (unless held by affiliates) subject to the lock-up agreements described below.

Lock-up Agreements

We, the selling stockholders and each of our directors and executive officers and certain other persons have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock for a period of 180 days after the date of this prospectus, without the prior written consent of ________ and ________. See “Underwriting.” The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

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CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. This section does not consider state, local, estate or foreign tax consequences, nor does it address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment). Investors should consult their tax advisors concerning the U.S. federal income tax consequences in light of their own specific situation, as well as consequences arising under other federal tax laws (such as the federal estate, gift or Medicare tax laws) and the laws of any other taxing jurisdiction.

As used herein, a non-U.S. holder is a beneficial owner of our common stock that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

Special rules may apply to certain non-U.S. holders such as controlled foreign corporations, passive foreign investment companies, expatriated entities subject to Section 7874 of the Code, and, in certain circumstances, individuals who are U.S. expatriates. Consequently, non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local, non-U.S. and other tax consequences that may be relevant to them in light of their particular circumstances.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor a valid Internal Revenue Service Form W-8BEN or, in the case of a foreign entity stockholder, an IRS Form W-8BEN-E (or an acceptable substitute form) upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the Internal Revenue Service.

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If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, or, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	You are a non-United States person, and

•	The dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Redemption

If you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless the gain is “effectively connected” with your conduct of a trade or business in the United States or the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis. In certain circumstances, redemption of our stock will be characterized as a dividend for United States income tax purposes and will be taxed under the rules described in the preceding section.

Information Reporting and Backup Withholding

Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN or, in the case of a foreign entity stockholder, Form W-8BEN-E (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN or, in the case of a foreign entity stockholder, Form W-8BEN-E (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Currently, the back-up withholding tax rate is 28%. Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder’s United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the Internal Revenue Service. Moreover, certain penalties may be imposed by the Internal Revenue Service on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult with their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

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Recent Legislation Relating to Foreign Accounts

Under Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (collectively, FATCA), a 30% withholding tax may be imposed on distributions of dividends and payments of gross proceeds from the sale or other disposition of our common stock made to a "foreign financial institution" or a "non-financial foreign entity" (in each case, as defined in the Code), regardless of whether such foreign institution or entity is a beneficial owner or an intermediary. To avoid such withholding, in the case of a foreign financial institution, the foreign financial institution must undertake certain diligence and reporting obligations and, in the case of a non-financial foreign entity, the non-financial foreign entity must either certify it does not have any "substantial United States owners" (as defined in the Code) or furnish identifying information regarding each substantial United States owner and satisfy certain other requirements, unless the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules.

If the payee is a foreign financial institution and is subject to the diligence and reporting requirements described above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "U.S. persons" or "U.S.-owned foreign entities" (in each case, as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. A foreign financial institution generally certifies compliance with these requirements on a valid Internal Revenue Service Form W-8BEN-E. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

If the payee is a non-financial foreign entity, it generally provides the required certification on a valid Internal Revenue Service Form W-8BEN-E. Foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules.

These withholding taxes apply with respect to dividends paid with respect to our common stock to foreign financial institutions or non-financial entities (including in their capacity as agents or custodians for beneficial owners of our common stock) that fail to satisfy the above requirements. However, under the applicable Treasury Regulations and IRS guidance, withholding under FATCA generally will not apply to payments of gross proceeds from the sale or other disposition of our common stock before January 1, 2019. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Prospective non-U.S. holders should consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

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UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. ________ and ________ are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to            additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $         . We have agreed to reimburse the underwriters up to $         for expenses related to any filing with, and clearance of this offering by the Financial Industry Regulatory Authority, Inc.

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A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission (the “SEC”) a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Stock or such other securities, in cash or otherwise, without the prior written consent of ________ and ________, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our management incentive plans.

Our directors and executive officers, the selling stockholders and our other stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of ________ and ________, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, selling stockholders and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing/quotation on the ___________ under the symbol “       ”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

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The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the  ___________, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

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European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.  In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares  to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer.  Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

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United Kingdom

In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this prospectus or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this prospectus relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

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Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

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As any offer of shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

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securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore

Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorised financial adviser.

British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of Metropolitan Bank Holding Corp. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands),“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 (“SIBA”) or the Public Issuers Code of the British Virgin Islands.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People's Republic of China (the "PRC"). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

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Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

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(i)	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorised financial service providers under South African law;

(e)	financial institutions recognised as such under South African law;

(f)	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

(ii)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this prospectus does not, nor is it intended to, constitute a "registered prospectus" (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from "offers to the public" set out in section 96(1)(a) of the South African Companies Act. Accordingly, this prospectus must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this prospectus relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

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LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Luse Gorman, PC, Washington, DC. Certain legal matters will be passed upon for the underwriters by ___________.

EXPERTS

The consolidated financial statements of Metropolitan Bank Holding Corp. and subsidiaries as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016, included in this prospectus, have been so included in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Metropolitan Bank Holding Corp. has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The Securities and Exchange Commission’s telephone number is 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including Metropolitan Bank Holding Corp. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Financial Statements

F-1

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2017 and December 31, 2016

(Dollars in thousands, except per share data)

(Unaudited)

	June 30, 2017	December 31, 2016
Assets
Cash and cash equivalents:
Cash and due from banks	$227,553	$82,931
U.S. Government securities money market funds	-	-
Total cash and cash equivalents	227,553	82,931
Investment securities available for sale, at estimated fair value	35,610	37,329
Investment securities held to maturity (estimated fair value of $5,907 at June 30, 2017 and $6,419 at December 31, 2016)	5,968	6,500
Other investments	13,266	12,588
Loans	1,285,976	1,055,706
Deferred loan fees and unamortized costs, net	(823)	(1,160)
Allowance for loan losses	(13,909)	(11,815)
Net loans	1,271,244	1,042,731
Accounts receivable, net	58	5,420
Receivable from prepaid card programs, net	7,577	7,566
Accrued interest receivable	3,059	2,735
Premises and equipment, net	5,744	5,035
Prepaid expenses and other assets	6,962	7,733
Goodwill	9,733	9,733
Total assets	$1,586,774	$1,220,301

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing demand deposits	$698,874	$403,402
Interest-bearing deposits	630,424	590,378
Total deposits	1,329,298	993,780
Borrowed Funds	73,802	78,418
Junior subordinated debentures	20,620	20,620
Subordinated debts, net of issuance cost	24,453	-
Accounts payable, accrued expenses and other liabilities	15,840	10,901
Accrued interest payable	912	227
Debit cardholder balances	6,870	6,864
Total liabilities	1,471,795	1,110,810

Stockholders’ equity:
Class B preferred stock, $0.01 par value, authorized 2,000,000 shares, issued and outstanding 272,636 at June 30,2017 and 272,636 at December 31, 2016	3	3
Common stock, $0.01 par value, authorized 10,000,000 shares, issued and outstanding 4,633,012 at June 30,2017 and 4,604,563 at December 31, 2016	45	45
Additional paid in capital	96,312	96,116
Retained earnings	18,692	13,492
Accumulated other comprehensive (loss) income, net of tax effect	(73)	(165)
Total stockholders’ equity	114,979	109,491
Total liabilities and stockholders’ equity	$1,586,774	$1,220,301

See accompanying notes to unaudited consolidated financial statements.

F-2

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the six months ended June 30, 2017 and 2016

(Dollars in thousands, except per share data)

(Unaudited)

	2017	2016
Interest and dividend income:
Loans, including fees	$25,235	$19,952
Securities:
Taxable	397	462
Tax-exempt	15	15
Money market funds and commercial paper	156	65
Other interest and dividends	687	406
Total interest income	26,490	20,900
Interest expense:
Deposits	2,729	2,346
Borrowed funds	880	733
Subordinated debt interest expense	332	-
Total interest expense	3,941	3,079

Net interest income	22,549	17,821
Provision for loan losses	2,360	1,810
Net interest income after provision for loan losses	20,189	16,011

Non-interest income:
Service charges on deposit accounts	796	404
Other service charges and fees	416	781
Loan prepayment penalties	13	269
Debit card income	1,593	1,321
Net gains on securities transactions	-	40
Total non-interest income	2,818	2,815

Non-interest expense:
Compensation and benefits	8,841	7,797
Bank premises and equipment	2,110	1,916
Directors Fees	349	316
Insurance Expense	144	163
Professional fees	889	778
FDIC assessment	275	324
Core processing fees	530	503
Other expenses	1,238	1,108
Total non-interest expense	14,376	12,905

Net income before income tax expense	8,631	5,921
Income tax expense	3,431	2,406
Net Income	$5,200	$3,515

Basic earnings per share	$1.12	$1.12
Diluted earnings per share	$1.12	$1.11

See accompanying notes to unaudited consolidated financial statements.

F-3

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six months ended June 30, 2017 and 2016

(Unaudited)

	For the Six Months Ending June 30,
	2017	2016
Net Income	$5,200	$3,515

Other comprehensive income
Unrealized gains/losses of securities:
Unrealized holding gain arising during the period	161	733
Reclassification adjustment for net gains included in net income	-	(40)
	161	693
Tax effect	(69)	(282)
Net of Tax	92	411

Comprehensive income	$5,292	$3,926

See accompanying notes to unaudited consolidated financial statements.

F-4

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six months ended June 30, 2017 and 2016

(Dollar amounts in thousands, except per share data)

	Preferred Stock, Class A		Preferred Stock, Class B		Common Stock		Additional Paid-in	Retained	AOCI (Loss),
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Net	Total
Balance at January 1, 2016	391,044	$4	60,000	$1	3,095,784	$30	$63,796	$12,105	$16	$75,952
Conversion of preferred stock to common stock	-	-	(60,000)	(1)	60,000	1	-	-	-	-
Purchase and retirement of preferred stock	(123,924)	(1)	-	-	-	-	(1,238)	(161)	-	(1,400)
Issuance of common stock, net	-	-	-	-	8,143	-	170	-	-	170
Employee stock-based compensation expense	-	-	-	-	-	-	257	-	-	257
Net income	-	-	-	-	-	-	-	3,515	-	3,515
Other comprehensive income	-	-	-	-	-	-	-	-	411	411
Balance at June 30, 2016	267,120	$3	-	$-	3,163,927	$31	$62,985	$15,459	$427	$78,905

Balance at January 1, 2017	-	$-	272,636	$3	4,604,563	$45	$96,116	$13,492	$(165)	$109,491
Restricted stock, net of forfeiture	-	-	-	-	28,449	-	(7)	-	-	(7)
Employee stock-based compensation expense	-	-	-	-	-	-	203	-	-	203
Net income	-	-	-	-	-	-	-	5,200	-	5,200
Other comprehensive income	-	-	-	-	-	-	-	-	92	92
Balance at June 30, 2017	-	-	272,636	$3	4,633,012	$45	$96,312	$18,692	$(73)	$114,979

See accompanying notes to unaudited consolidated financial statements.

F-5

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOW

For the six months ended June 30, 2017 and 2016

(Dollar amounts in thousands, except per share data)

	2017	2016
Cash flows from operating activities:
Net income	$5,200	$3,515
Adjustments to reconcile net income to net cash:
Depreciation and amortization	444	390
Net amortization on securities	(24)	(120)
Gain on sale of securities	-	(40)
Provision for loan losses	2,360	1,810
Net change in deferred loan fees	(338)	180
Deferred income tax benefit	51	304
Stock-based compensation expense	203	257
Forfeiture of restricted shares	(7)	-
Net change in:
Accrued interest receivable	(324)	(56)
Accounts payable, accrued expenses and other liabilities	5,624	4,396
Accounts receivable	5,362	796
Receivable from prepaid card programs	(11)	(121)
Debit cardholder balances	6	41
Prepaid expenses and other assets	430	(1,216)
Net cash provided by operating activities	18,976	10,136

Cash flows from investing activities:
Loan originations and payments, net	(230,535)	(129,634)
Purchases of other investments	(886)	(132)
Redemptions of other investments	208	2,593
Purchase of securities available for sale	(1,470)	(22)
Proceeds from sales of securities available for sale	-	2,771
Proceeds from paydowns and maturities of securities available for sale	3,614	4,350
Purchase of securities held to maturity	-	(2,659)
Proceeds from paydowns of securities held to maturity	513	291
Purchase of premises and equipment, net	(1,153)	(755)

Net cash used in investing activities	(229,709)	(123,197)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	-	170
Purchase and retirement of treasury preferred stock	-	(1,400)
Proceeds from issuance of subordinated debt, net of issuance cost	24,453	-
Proceeds from FHLB advances	120,000	-
Repayments of FHLB advances	(124,616)	(57,627)
Net increase in deposits	335,518	175,042
Net cash provided by financing activities	355,355	116,185

Increase in cash and cash equivalents	144,622	3,124
Cash and cash equivalents at the beginning of the period	82,931	64,990
Cash and cash equivalents at the end of the period	$227,553	$68,114

Supplemental information:

Cash paid during the year for:
Interest	$3,256	$3,143
Taxes	$5,270	$2,837

See accompanying notes to unaudited consolidated financial statements.

F-6

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Metropolitan Bank Holding Corp. (a New York corporation) (the “Company”) is a bank holding company whose principal activity is the ownership and management of Metropolitan Commercial Bank (the “Bank”), its wholly-owned subsidiary. The Bank’s primary market is the New York metropolitan area. The Bank offers a traditional range of services to individuals, businesses and others needing banking services. Its primary lending products are commercial mortgages and commercial and industrial loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customer’s ability to repay their loans is dependent on the real estate and general economic conditions of the area. The Bank’s primary deposit products are checking, savings, and term deposit accounts, and its deposit accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) under the maximum amounts allowed by law. The Bank commenced operations on June 22, 1999.

The Bank faces competition from numerous existing New York bank holding companies, commercial banks and savings banks which have been in business for many years and have established customer bases. Competition also comes from a variety of other non-bank businesses that offer financial services. Many of these competitors operate in the same geographic market in which the Bank operates, are well-known with long-standing relationships and businesses and individuals in the communities, and are substantially larger with greater resources than the Bank.

The Company is subject to regulations of certain state and federal agencies and, accordingly, is periodically examined by those regulatory authorities. As a consequence of the extensive regulation of commercial banking activities, the Company’s business is susceptible to being affected by state and federal legislation and regulations.

A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Presentation: The accounting and reporting policies of the Company conform with U.S generally accepted accounting principles and predominant practices within the U.S. banking industry. The consolidated financial statements include the accounts of the Company and the Bank. All intercompany balances and transactions have been eliminated.

Recently Issued Accounting Standards: Pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”), Emerging Growth Company (“EGC”) is permitted to elect to adopt new accounting guidance using adoption dates of nonpublic entities. The Company elected delayed effective dates of recently issued accounting standards.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the second step in the goodwill impairment test which requires an entity to determine the implied fair value of the reporting unit’s goodwill. Instead, an entity should recognize an impairment loss if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, with the impairment loss not to exceed the amount of goodwill allocated to the reporting unit. The standard is effective for the Company beginning January 1, 2021, with early adoption permitted for goodwill impairment tests performed after January 1, 2017. Management expects ASU 2017-04 will not have a significant impact on its consolidated financial statements.

(Continued)
F-7

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In March 2017, the FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities, which shortens the amortization period for the premium on certain purchased callable debt securities to the earliest call date. Today, entities generally amortize the premium over the contractual life of the security. The new guidance does not change the accounting for purchased callable debt securities held at a discount as discounts continue to be amortized to maturity. ASU No. 2017-08 is effective for interim and annual reporting periods beginning after December 15, 2019 and early adoption is permitted. The guidance includes a modified retrospective transition approach under which a cumulative-effect adjustment will be made to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. Management expects ASU 2017-08 will not have a significant impact on its consolidated financial statements.

(Continued)
F-8

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 2 - INVESTMENT SECURITIES

The following table summarizes the amortized cost and fair value of securities available-for-sale and securities held-to-maturity at June 30, 2017 and December 31, 2016 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) and gross unrecognized gains and losses (dollars in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
June 30, 2017	Cost	Gains	Losses	Value
Available-for-sale
Residential mortgage-backed securities	$27,697	$149	$(163)	$27,683
Residential collateralized mortgage obligations	4,799	-	(101)	4,698
Municipal bond	1,110	23	-	1,133
CRA mutual fund	2,136	-	(40)	2,096
Total securities available-for-sale	$35,742	$172	$(304)	$35,610

		Gross	Gross
	Amortized	Unrecognized	Unrecognized	Fair
	Cost	Gains	Losses	Value
Held-to-maturity
Residential mortgage-backed securities	$5,943	$-	$(61)	$5,882
Foreign government securities	25	-	-	25
Total securities held-to-maturity	$5,968	$-	$(61)	$5,907

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2016	Cost	Gains	Losses	Value
Available-for-sale
Residential mortgage-backed securities	$29,152	$165	$(290)	$29,027
Residential collateralized mortgage obligations	5,233	-	(130)	5,103
Municipal bond	1,122	14	-	1,136
CRA mutual fund	2,115	-	(52)	2,063
Total securities available-for-sale	$37,622	$179	$(472)	$37,329

		Gross	Gross
	Amortized	Unrecognized	Unrecognized	Fair
	Cost	Gains	Losses	Value
Held-to-maturity
Residential mortgage-backed securities	$6,475	$-	$(81)	$6,394
Foreign government securities	25	-	-	25
Total securities held-to-maturity	$6,500	$-	$(81)	$6,419

(Continued)
F-9

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 2 - INVESTMENT SECURITIES (Continued)

The proceeds from sales and calls of securities and the associated gains and losses are listed below for the six months ended June 30, 2017 and 2016 (dollars in thousands):

	2017	2016
Proceeds	$-	$2,771
Gross gains	-	40
Gross losses	-	-

The tax provision related to the net realized gain was $17,000 in 2016.

The amortized cost and fair value of debt securities at June 30, 2017 and December 31, 2016 are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mutual funds and mortgage-backed securities are shown separately (dollars in thousands):

	Held to Maturity		Available for Sale
	Amortized	Fair	Amortized	Fair
June 30, 2017	Cost	Value	Cost	Value
Within one year	$-	$-	$-	$-
One to five years	25	25	-	-
Five to ten years	-	-	-	-
Beyond ten years	-	-	1,110	1,133
	25	25	1,110	1,133
Residential mortgage-backed securities	5,943	5,882	27,697	27,683
Residential collateralized mortgage obligations	-	-	4,799	4,698
CRA mutual fund	-	-	2,136	2,096
	$5,968	$5,907	$35,742	$35,610
December 31, 2016
Within one year	$-	$-	$-	$-
One to five years	25	25	-	-
Five to ten years	-	-	-	-
Beyond ten years	-	-	1,122	1,136
	25	25	1,122	1,136
Residential mortgage-backed securities	6,475	6,394	29,152	29,027
Residential collateralized mortgage obligations	-	-	5,233	5,103
CRA mutual fund	-	-	2,115	2,063
	$6,500	$6,419	$37,622	$37,329

(Continued)
F-10

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 2 - INVESTMENT SECURITIES (Continued)

There were no securities pledged at June 30, 2017 and December 31, 2016 to secure borrowings.

At June 30, 2017 and December 31, 2016, all of the mortgage-backed securities and collateralized mortgage obligations held by the Bank were issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support.

Securities with unrealized losses at June 30, 2017 and December 31, 2016, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (dollars in thousands):

	Less than 12 Months		12 months or more		Total
June 30, 2017	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Residential mortgage-backed securities	$16,168	$(163)	$-	$-	$16,168	$(163)
Residential collateralized mortgage obligations	2,742	(48)	1,956	(53)	4,698	(101)
CRA mutual fund	-	-	2,096	(40)	2,096	(40)
Total temporarily impaired	$18,910	$(211)	$4,052	$(93)	$22,962	$(304)

Residential mortgage-backed securities	$5,882	$(61)	$-	$-	$5,882	$(61)
Total held-to-maturity	$5,882	$(61)	$-	$-	$5,882	$(61)

December 31, 2016
Residential mortgage-backed securities	$16,733	$(290)	$-	$-	$16,733	$(290)
Residential collateralized mortgage obligations	2,887	(60)	2,216	(70)	5,103	(130)
CRA mutual fund	-	-	2,063	(52)	2,063	(52)
Total temporarily impaired	$19,620	$(350)	$4,279	$(122)	$23,899	$(472)

Residential mortgage-backed securities	$6,394	$(81)	$-	$-	$6,394	$(81)
Total held-to-maturity	$6,394	$(81)	$-	$-	$6,394	$(81)

(Continued)
F-11

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 2 - INVESTMENT SECURITIES (Continued)

Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at June 30, 2017 and December 31, 2016.

At June 30, 2017 and December 31, 2016, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders’ equity.

NOTE 3 - LOANS

Loans, net consist of the following as of June 30, 2017 and December 31, 2016 (dollars in thousands):

(In thousands)	June 30, 2017	December 31, 2016
Real estate
Commercial	$669,963	$547,711
Construction	40,386	29,447
Multi-family	179,245	117,373
One-to-four family	25,976	26,480
	915,570	721,011

Commercial and industrial	332,291	315,870
Consumer	38,115	18,825
Total loans	1,285,976	1,055,706
Deferred fees	(823)	(1,160)
Allowance for loan losses	(13,909)	(11,815)
Balance at the end of the period	1,271,244	1,042,731

(Continued)
F-12

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 3 - LOANS (Continued)

The following table presents the activity in the allowance for loan losses by segment for the six months ending June 30, 2017 and 2016 (dollars in thousands):

June 30, 2017	Commercial Real Estate	Commercial & Industrial	Construction	Multi Family	One-to-four Family	Consumer	Total
Allowance for loan losses:
Beginning balance	$5,206	$5,364	$409	$620	$109	$107	$11,815
Provision (credit) for loan losses	1,281	416	148	338	(24)	201	2,360
Loans charged-off	-	(220)	-	-	-	(46)	(266)
Recoveries	-	-	-	-	-	-	-
Total ending allowance balance	$6,487	$5,560	$557	$958	$85	$262	$13,909

June 30, 2016	Commercial Real Estate	Commercial & Industrial	Construction	Multi Family	One-to-four Family	Consumer	Total
Allowance for loan losses:
Beginning balance	$3,650	$4,254	$589	$986	$444	$19	$9,942
Provision (credit) for loan losses	1,185	1,359	(131)	(582)	(62)	41	1,810
Loans charged-off	-	(51)	-	-	-	-	(51)
Recoveries	-	-	-	-	3	-	3
Total ending allowance balance	$4,835	$5,562	$458	$404	$385	$60	$11,704

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment based on impairment method as of June 30, 2017 and December 31, 2016 (dollars in thousands):

June 30, 2017	Commercial Real Estate	Commercial & Industrial	Construction	Multi Family	One-to-four Family	Consumer	Total

Allowance for loan losses:
Individually evaluated for impairment	$-	$366	$-	$-	$17	$34	$417
Collectively evaluated for impairment	6,487	5,194	557	958	68	228	13,492
Total ending allowance balance	$6,487	$5,560	$557	$958	$85	$262	$13,909

Loans:
Individually evaluated for impairment	$6,314	$4,805	$-	$-	$1,130	$68	$12,317
Collectively evaluated for impairment	663,649	327,486	40,386	179,245	24,846	38,047	1,273,659
Total ending loan balance	$669,963	$332,291	$40,386	$179,245	$25,976	$38,115	$1,285,976

(Continued)
F-13

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 3 - LOANS (Continued)

December 31, 2016	Commercial Real Estate	Commercial & Industrial	Construction	Multi Family	One-to-four Family	Consumer	Total

Allowance for loan losses:
Individually evaluated for impairment	$-	$366	$-	$-	$10	$-	$376
Collectively evaluated for impairment	5,206	4,998	409	620	99	107	11,439
Total ending allowance balance	$5,206	$5,364	$409	$620	$109	$107	$11,815

Loans:
Individually evaluated for impairment	$5,504	$4,915	$-	$-	$1,130	$-	$11,549
Collectively evaluated for impairment	542,207	310,955	29,447	117,373	25,350	18,825	1,044,157
Total ending loan balance	$547,711	$315,870	$29,447	$117,373	$26,480	$18,825	$1,055,706

Recorded investment excludes accrued interest receivable and loan origination fees (net), due to immateriality.

The following table presents loans individually evaluated for impairment recognized as of June 30, 2017 and December 31, 2016 (dollars in thousands):

	June 30, 2017			December 31, 2016
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With an allowance recorded:
Commercial & industrial	$8,783	$3,660	$366	$8,783	$3,660	$366
One-to-four family	1,407	1,130	17	694	565	10
Consumer	68	68	34	-	-	-
Total	$10,258	$4,858	$417	$9,477	$4,225	$376

Without an allowance recorded:
Commercial real estate	$6,783	$6,314	$-	$5,974	$5,504	$-
Commercial & industrial	1,145	1,145	-	1,255	1,255	-
One-to-four family	-	-	-	713	565	-
Total	$7,928	$7,459	$-	$7,942	$7,324	$-

(Continued)
F-14

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 3 - LOANS (Continued)

The following table presents the average recorded investment and interest income of loans individually evaluated for impairment recognized by class of loans as of and for the six-month periods ended June 30, 2017 and 2016 (in thousands):

	June 30, 2017		June 30, 2016
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With an allowance recorded:
Commercial & industrial	$3,660	$-	$1,928	$11
One-to-four family	1,130	18	1,223	9
Consumer	68	2	-
Total	$4,858	$20	$3,151	$20

Without an allowance recorded:
Commercial real estate	$6,388	$112	$7,693	$165
Commercial & industrial	1,200	26	1,370	28
One-to-four family	-		565	12
Total	$7,588	$138	$9,628	$205

Interest on non-accrual loans not recognized was $111,000 and $47,000 for the six months ended June 30, 2017 and June 30, 2016.

Non-accrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following tables present the recorded investment in non-accrual loans and loans past due over 90 days still on accrual by class of loans as of June 30, 2017 and December 31, 2016 (dollars in thousands):

June 30, 2017	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Commercial Real Estate	$841	$-
Commercial & Industrial	3,660	-
Consumer	68	-
Total	$4,569	$-

December 31, 2016	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Commercial & Industrial	$3,660	$-

(Continued)
F-15

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 3 - LOANS (Continued)

The following tables present the aging of the recorded investment in past due loans by class of loans as of June 30, 2017 and December 31, 2016 (dollars in thousands):

June 30, 2017	30-59 Days	60-89 Days	Greater than 90 days	Total Past Due	Loans not Past Due	Total
Commercial Real Estate	$937	$-	$-	$937	$669,026	$669,963
Commercial & Industrial	220	-	3,660	3,880	328,411	332,291
Construction	-	-	-	-	40,386	40,386
Multi Family	-	-	-	-	179,245	179,245
One-to-four Family	2,485	-	-	2,485	23,491	25,976
Consumer	70	69	68	207	37,908	38,115
Total	$3,712	$69	$3,728	$7,509	$1,278,467	$1,285,976

December 31, 2016	30-59 Days	60-89 Days	Greater than 90 days	Total Past Due	Loans not Past Due	Total
Commercial Real Estate	$-	$958	$-	$958	$546,753	$547,711
Commercial & Industrial	14	3,922	-	3,936	311,934	315,870
Construction	-	-	-	-	29,447	29,447
Multi Family	-	-	-	-	117,373	117,373
One-to-four Family	-	-	-	-	26,480	26,480
Consumer	-	34	-	34	18,791	18,825
Total	$14	$4,914	$-	$4,928	$1,050,778	$1,055,706

Troubled Debt Restructurings:

Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Included in impaired loans at June 30, 2017 and December 31, 2016, $7.7 million and $7.9 million of loans modified in troubled debt restructurings. The Bank has allocated $17,000 and $10,000 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of June 30, 2017 and December 31, 2016 respectively. The Bank has not committed to lend additional amounts as of June 30, 2017 and December 31, 2016, to customers with outstanding loans that are classified as troubled debt restructurings.

(Continued)
F-16

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 3 - LOANS (Continued)

During the six months ended June 30, 2017 and June 30, 2016, there were no loans modified as troubled debt restructurings for which there was a payment default within twelve months following the modification. A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Bank’s internal underwriting policy.

Credit Quality Indicators:

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes all loans individually by classifying the loans as to credit risk at least annually. An analysis is performed on a quarterly basis for loans classified as special mention, substandard, or doubtful. The Bank uses the following definitions for risk ratings:

Special Mention - Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard - Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass-rated loans. Based on the most recent analysis performed, the risk category of loans by class of loans is as follows (dollars in thousands):

June 30, 2017	Pass	Special Mention	Substandard	Doubtful	Total
Commercial Real Estate	$660,485	$7,447	$2,031	$-	$669,963
Commercial & Industrial	327,089	1,542	3,660	-	332,291
Construction	40,386	-	-	-	40,386
Multi Family	179,245	-	-	-	179,245
Total	$1,207,205	$8,989	$5,691	$-	$1,221,885

December 31, 2016	Pass	Special Mention	Substandard	Doubtful	Total
Commercial Real Estate	$542,206	$4,293	$1,212	$-	$547,711
Commercial & Industrial	309,295	2,915	3,660	-	315,870
Construction	29,447	-	-	-	29,447
Multi Family	117,373	-	-	-	117,373
Total	$998,321	$7,208	$4,872	$-	$1,010,401

(Continued)
F-17

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 3 - LOANS (Continued)

For one-to-four family loans and consumer loans, the Bank evaluates credit quality based on the aging status of the loan, which was previously presented, and by performance status. Non-performing loans are loans past due over 90 days or more still accruing interests and loans on non-accrual status. The following table presents the recorded investment in one-to-four family and consumer loans based on performance status as of June 30, 2017 and December 31, 2016 (dollars in thousands):

June 30, 2017	Performing	Non- Performing	Total
One-to-four family	$25,976	$-	$25,976
Consumer	38,047	68	$38,115
Total	$64,023	$68	$64,091

December 31, 2016	Performing	Non- Performing	Total
One-to-four family	$26,480	$-	$26,480
Consumer	18,825	-	$18,825
Total	$45,305	$-	$45,305

(Continued)
F-18

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 4 – EARNINGS PER SHARE

The computation of basic and diluted earnings per share is shown below (in thousands, except per share data).

	June 30, 2017	June 30, 2016

Basic
Net income per consolidated statements of income	$5,200	$3,515
Less: Dividends paid to preferred shareholders	-	-
Less: Earnings allocated to participating securities	(100)	(88)

Net income available to common stockholders	5,100	3,427

Weighted average common shares outstanding including participating securities	4,629,004	3,146,198
Less: Weighted average participating securities	(89,079)	(78,222)

Weighted average common shares outstanding	4,539,925	3,067,976

Basic earnings per common share	$1.12	$1.12

Diluted
Net income allocated to common shareholders	5,100	3,427

Weighted average common shares outstanding for basic earnings per common share	4,539,925	3,067,976
Add: Dilutive effects of assumed exercise of stock options	33,000	33,000

Average shares and dilutive potential common shares	4,572,925	3,100,976

Dilutive earnings per commons share	$1.12	$1.11

Stock options for 45,500 shares of common stock were not considered in computing diluted earnings per common share for June 30, 2017 and 2016 because they were antidilutive.

(Continued)
F-19

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 5 - STOCK COMPENSATION PLAN

The Company has two share-based compensation plans which are described below.

Stock Option Plan

The Company established the 1999 Stock Option Plan (the “1999 Plan”), as amended, under which certain employees and directors may receive stock options. Stock options are generally granted with an exercise price equal to 100% of the fair value of the common stock at the date of grant. As of June 30, 2017 and December 31, 2016, there were no unissued shares of the Company’s common stock authorized for option grants under the Plan.

Equity Incentive Plan

In May 2009 the Company approved the 2009 Equity Incentive Plan (the “2009 Plan”) as a successor to the 1999 Plan. The 2009 Plan permits the granting of restricted shares, incentive stock options (“ISO”), nonqualified stock options, stock appreciation rights, restricted share units and other stock-based awards to employees, directors, officers, consultants, advisors, suppliers and any other persons or entity whose services are considered valuable for up to 1,183,000 shares. The authorized shares will be new issues upon exercise of any options granted. Under the terms of the 2009 Plan, each option agreement cannot have an exercise price that is less than 100% of the fair value of the shares covered by the option on the date of grant. In the case of an ISO granted to any 10% shareholder, the exercise price shall not be less than 110% of the fair value of the shares covered by the option on the date of grant.

In no event shall the exercise price of an option be less than the par value of the shares for which the option is exercisable. In no event shall the exercise period exceed ten years from the date of grant of the option, except, in the case of an ISO granted to a 10% shareholder, the exercise period shall not exceed five years from the date of grant. In the event of a change in control, the Committee may determine that any award then outstanding shall be assumed or an equivalent award shall be substituted by the successor corporation.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities based on historical volatilities of the Company’s common stock are not significant. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. Historically, the Company has not paid a dividend on its common shares and does not expect to do so in the near future. No options were granted during six months ended June 30, 2017 and 2016.

(Continued)
F-20

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 5 - STOCK COMPENSATION PLAN (Continued)

A summary of the status of the Company’s stock option plan and the change during the six months ended June 30, 2017 is presented below:

	June 30,
	2017
	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	276,500	$19.97
Granted	-	-
Exercised	-	-
Cancelled/forfeited	-	-
Outstanding, end of year	276,500	$19.97
Options vested and exercisable at year-end	276,500	$19.97

Weighted average fair value of options granted during the year		$-

Weighted average remaining contractual life (years)		5.99

There was no unrecognized compensation cost related to non-vested stock options granted under the Plan during the six months ended June 30, 2017 and June 30, 2016.

No compensation cost related to stock option plan for the six months ended June 30, 2017, and total compensation cost related to this plan was $93,000 for the six months ended June 30, 2016.

(Continued)
F-21

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 5 - STOCK COMPENSATION PLAN (Continued)

The following table summarizes information about stock options outstanding at June 30, 2017:

	Options Outstanding
Range of Average Exercise Prices	Number Outstanding at June 30, 2017	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$10 - 20	231,000	6.89	$18.00
$21 - 30	45,500	1.40	$30.00
$10 - 30	276,500	5.99	$19.97

The Company issued restricted stock awards to certain key personnel under the 2009 Equity Incentive Plan. Each restricted stock award vests based on vesting schedule outlined in the reward agreement. Restricted stock awards are subject to forfeiture if the holder is not employed by the Company on the vesting date. In 2013, shareholders approved an additional 300,000 shares available under the plan, and in 2016, an additional 760,000 shares were authorized. Total shares issuable under the plan are 823,122 at June 30, 2017. There were 31,616 shares issued in the first six months of 2017. The fair value of the shares granted was estimated on the date of grant based on the most recent equity offering. As of June 30, 2017, there was $1.3 million of total unrecognized compensation expense related to the restricted stock awards. The cost is expected to be recognized over a weighted-average period of 3.52 years.

Total compensation cost that has been charged against income for this plan was $203,000 and $164,000, respectively, for the six months ended June 30, 2017 and 2016.

The following table summarizes the changes in the Company’s non-vested restricted stock awards for the six months ended June 30, 2017:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding, beginning of year	64,638	$20.42
Granted	31,616	21.00
Forfeited	(3,167)	-
Vested	(4,000)	-
Outstanding at June 30, 2017	89,087	$20.63

The total fair value of shares vested is $84,000 during the six months ended June 30, 2017 and $90,000 during the six months ended June 30, 2016.

(Continued)
F-22

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value.

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to the other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3 inputs). A third party is engaged to obtain the discounted cash flows and the resulting fair value. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available for similar loans and collateral underlying such loans. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairments and adjusted accordingly.

(Continued)
F-23

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below (dollars in thousands):

	Fair Value Measurement At December 31, Using
June 30, 2017	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Residential mortgage-backed securities	$-	$27,683	$-
Residential collateralized mortgage obligation	-	4,698	-
Municipal bond	-	1,133	-
CRA Mutual Fund	2,096	-	-

December 31, 2016
Assets:
Residential mortgage-backed securities	$-	$29,027	$-
Residential collateralized mortgage obligation	-	5,103	-
Municipal bond	-	1,136	-
CRA Mutual Fund	2,063	-	-

There were no transfers between Level 1 and Level 2 during June 30, 2017 and December 31, 2016.

(Continued)
F-24

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below (dollars in thousands):

	Fair Value Measurement At December 31, Using
June 30, 2017	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired Loans:
Commercial and Industrial	$-	$-	$3,294
One-to-four Family	-	-	554

	Fair Value Measurement At December 31, Using
December 31, 2016	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(In thousands)
Impaired loans:
Commercial and Industrial	$-	$-	$3,294

There were no transfers between level 1 and level 2 during the six month period ended June 30, 2017 nor the year ended December 31, 2016.

The following table presents quantitative information about level 3 fair value measurements for assets measured at fair value on a non-recurring basis at June 30, 2017 and December 31, 2016:

	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
June 30, 2017
Impaired loans – Commercial and industrial loan	$3,294	Market approach	Adjustments for the difference in comparable sales	10.0%

Impaired loans – One-to-four family	$554	Sales approach	Adjustments for the difference in comparable sales	10.0%

December 31, 2016

Impaired loans – Commercial and industrial loan	$3,294	Market approach	Adjustments for the difference in comparable sales	10.0%

(Continued)
F-25

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

As of June 30, 2017, impaired loans with allocated allowance for loan losses, which are assets measured at fair value on a non-recurring basis, using the fair value of the collateral (Level 3 inputs), had a carrying amount of $4,292,889 with a valuation allowance of $411,615, resulting in an increase of provision for loan loss of $45,615 for the six months then ended.

As of December 31, 2016, impaired loans with allocated allowance for loan losses, which are assets measured at fair value on a non-recurring basis, using the fair value of the collateral (Level 3 inputs), had a carrying amount of $3,660,000 with a valuation allowance of $366,000, resulting in an increase of provision for loan loss of $42,000 for the year then ended.

Carrying amount and estimated fair values of financial instruments at year end were as follows (dollars in thousands):

	June 30, 2017
		Fair Value Measurement Using:
(In thousands)	Carrying Amount	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial assets:
Cash and due from banks	$227,553	$227,553	$-	$-	$227,553
U.S Government securities money market funds	-	-	-	-	-
Securities available for sale	35,610	2,096	33,514	-	35,610
Securities held to maturity	5,968	-	5,907	-	5,907
Loans, net	1,271,244	-	-	1,284,457	1,284,457
Other investments	13,266	N/A	N/A	N/A	N/A
Accrued interest receivable	3,059	-	123	2,936	3,059

Financial liabilities:
Deposits without stated maturities	1,255,548	1,255,548	-	-	1,255,548
Deposits with stated maturities	73,750	-	73,904	-	73,904
Borrowed funds	73,802	-	73,849	-	73,849
Junior subordinated debentures	20,620	-	-	19,999	19,999
Subordinated debt, net of issuance cost	24,453	-	25,000	-	25,000
Accrued interest payable	912	9	443	460	912

(Continued)
F-26

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	December 31, 2016
		Fair Value Measurement Using:
(In thousands)	Carrying Amount	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial assets:
Cash and due from banks	$82,931	$82,931	$-	$-	$82,931
U.S Government securities money market funds	-	-	-	-	-
Securities available for sale	37,329	2,063	35,266	-	37,329
Securities held to maturity	6,500	-	6,419	-	6,419
Loans, net	1,042,731	-	-	1,059,333	1,059,333
Other investments	12,588	N/A	N/A	N/A	N/A
Accrued interest receivable	2,735	-	157	2,578	2,735

Financial liabilities:
Deposits without stated maturities	903,267	903,267	-	-	903,267
Deposits with stated maturities	90,513	-	90,559	-	90,559
Borrowed funds	78,418	-	78,872	-	78,872
Junior subordinated debentures	20,620	-	-	19,998	19,998
Accrued interest payable	227	19	62	146	227

The methods and assumptions used to estimate fair value are described as follows:

Cash and Due from Banks: Carrying amounts of cash approximate fair value, since these instruments are either payable on demand or have short-term maturities and as such are classified as Level 1.

Securities Available for Sale and Held to Maturity: If available, the estimated fair values are based on independent dealer quotations on nationally recognized securities exchanges and are classified as Level 1. For securities where quoted prices are not available, fair value is based on matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities resulting in a Level 2 classification.

Other Investments: It is not practicable to determine the fair value of FHLB and FRB stock, and investments in Solomon Hess SBA Loan Fund, due to restrictions placed on transferability.

Loans: Fair values of loans, excluding loans held for sale are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality establishing discount factors for these types of loans and resulting in a Level 3 classification. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

Deposits without stated maturities: The Fair values disclosed for demand deposits (e.g. interest and non-interest checking, savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the recording date (i.e., their carrying amount) resulting in a Level 1 price.

Deposits with stated maturities: The estimated fair values of certificates of deposit are based on discounted cash flow calculations that use a replacement cost of funds approach to establishing discount rates for certificate of deposit maturities resulting in a Level 2 classification.

(Continued)
F-27

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

FHLB Borrowings: Represents FHLB advances for which the estimated fair values are based on discounted cash flow calculations that use a replacement cost of funds approach to establishing discount rates for funding maturities resulting in a Level 1 classification for all other maturity terms.

Junior Subordinated Debentures: The estimated fair value is based on estimates using market data for similarly risk weighted items and takes into consideration the features of the debentures which is an unobservable input resulting in a Level 3 classification.

Subordinated Debt, net of debt issuance costs: The fair value of subordinated debt is estimated using discounted cash flow analyses based on then current borrowing rates for similar types of borrowing arrangements (deemed a Level 2 valuation), and is provided to the Company independently by a market maker in the underlying security.

Accrued Interest Receivable and Payable: For these short-term instruments, the carrying amount is a reasonable estimate of the fair value resulting in a Level 1, 2 or 3 classification consistent with the underlying asset or liability the interest is associated with.

Off-Balance-Sheet Liabilities: The fair value of off-balance-sheet commitments to extend credit is estimated using fees currently charged to enter into similar agreements. The fair value is immaterial as of June 30, 2017 and December 31, 2016.

Fair value estimates are made at specific points in time and are based on existing on-and off-balance sheet financial instruments. These estimates are subjective in nature and dependent on a number of significant assumptions associated with each financial instrument or group of financial instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows, and relevant available market information. Changes in assumptions could significantly affect the estimates. In addition, fair value estimates do not reflect the value of anticipated future business, premiums or discounts that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, or the tax consequences of realizing gains or losses on the sale of financial instruments.

NOTE 7 – ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the components of accumulated other comprehensive (loss) income, net of tax effects:

	2017	2016
	Unrealized Losses on	Unrealized Losses on
Unrealized Losses on Six months ended June 30,	Available for Sale Securities	Available for Sale Securities

Beginning balance	(165)	16

Other comprehensive income before reclassifications	92	434

Amounts reclassified from accumulated other comprehensive income	-	(23)

Net current period other comprehensive income	92	411
Ending balance	(73)	427

(Continued)
F-28

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 7 – ACCUMULATED OTHER COMPREHENSIVE INCOME (Continued)

The following represents the reclassifications out of accumulated other comprehensive income (loss) for the six months ended June 30, 2017, and 2016:

	Six months ended
	June 30, 2017	June 30, 2016	Affected Line in the Consolidated Statements of Income

Realized gain on securities sales	$-	$40	Net gains on securities transactions
Income tax expense	-	(17)	Income tax expense
Total reclassifications, net of tax	$-	$23

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank had outstanding the following off-balance-sheet financial instruments whose contract amounts represent credit risk as of June 30, 2017 and December 31, 2016 (dollars in thousands):

	June 30, 2017		December 31, 2016
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate

Undrawn lines of credit	$65,921	$27,140	$60,984	$9,890
Undrawn letters of credit	20,246	-	9,808	-

A commitment to extend credit is a legally binding agreement to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally expire within 2 years. At June 30, 2017, the Bank’s fixed rate loan commitments are to make loans with interest rates ranging from 4.25% to 9.25% and maturities of one year or more. At December 31, 2016, the Bank’s fixed rate loan commitments are to make loans with interest rates ranging from 3.75% to 8.75%. The amount of collateral obtained, if any, by the Bank upon extension of credit is based on management’s credit evaluation of the borrower. Collateral held varies but may include mortgages on commercial and residential real estate, security interests in business assets, equipment, deposit accounts with the Bank or other financial institutions and securities.

(Continued)
F-29

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

The Bank has stand-by letters of credit in the amount of $20.2 million and $9.8 million included above as of June 30, 2017 and December 31, 2016, respectively, for which the Bank has pledged interest-bearing accounts of $0.7 million and $4.0 million as of June 30, 2017 and December 31, 2016, respectively. The stand-by letters of credit and the time deposits mature within one year.

NOTE 9 – SUBORDINATED DEBT

On March 8, 2017, Metropolitan Bank Holding Corp. (“MBHC”) closed the issuance of its $25 million subordinated notes at 100% issue price to accredited institutional investors. The notes mature on March 15, 2027 and bear an interest rate of 6.25% per annum. The interests are paid semi-annually on March 15 and September 15 of each year thru March 15, 2022 and quarterly thereafter on March 15, June 15, September 15 and December 15 of each year.

Interest rate from March 15, 2022 to the maturity date shall reset quarterly to an interest rate per annum equal to the then current three month LIBOR (not less than zero) plus 426 basis points, payable quarterly in arrears.

MBHC may redeem the subordinated notes beginning with the interest payment date of March 15, 2022 and on any scheduled interest payment date thereafter. The subordinated notes may be redeemed in whole or in part, at a redemption price equal to 100% of the principal amount of the subordinated notes plus any accrued and unpaid interest.

F-30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Audit Committee

Metropolitan Bank Holding Corp. and Subsidiary

New York, New York

We have audited the accompanying consolidated statements of financial condition of Metropolitan Bank Holding Corp. and Subsidiary (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Bank Holding Corp. and Subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Livingston, New Jersey

August 31, 2017

F-31

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

For the years ended December 31, 2016 and 2015

(Dollar amounts in thousands, except per share data)

	2016	2015
Assets
Cash and cash equivalents:
Cash and due from banks	$82,931	$65,622
U.S. Government securities money market funds	-	25
Total cash and cash equivalents	82,931	65,647
Investment securities available for sale, at estimated fair value	37,329	47,467
Investment securities held to maturity (estimated fair value of $6,419 and $4,970 at December 31, 2016 and 2015, respectively)	6,500	4,974
Other investments	12,588	12,406
Loans	1,055,706	821,473
Deferred loan fees and unamortized costs, net	(1,160)	(1,175)
Allowance for loan losses	(11,815)	(9,942)
Net loans	1,042,731	810,356
Accounts receivable, net	5,420	870
Receivable from prepaid card programs, net	7,566	745
Accrued interest receivable	2,735	2,301
Premises and equipment, net	5,035	4,640
Prepaid expenses and other assets	7,733	5,649
Goodwill	9,733	9,733
Total assets	$1,220,301	$964,788

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing demand deposits	$403,402	$250,373
Interest-bearing deposits	590,378	515,666
Total deposits	993,780	766,039
Borrowed Funds	78,418	96,147
Junior subordinated debentures	20,620	20,620
Accounts payable, accrued expenses and other liabilities	10,901	5,481
Accrued interest payable	227	320
Debit cardholder balances	6,864	229
Total liabilities	1,110,810	888,836

Commitments and Contingencies	-	-

Stockholders’ equity:
Class A preferred stock, $0.01 par value, authorized 5,000,000 shares Issued and outstanding 0 and 391,044 at December 31, 2016 and 2015, respectively Liquidation preference of $0 and $3,910 at December 31, 2016 and 2015, respectively	-	4
Class B preferred stock, $0.01 par value, authorized 2,000,000 shares, issued and outstanding 272,636 and 60,000 at December 31, 2016 and 2015, respectively	3	1
Common stock, $0.01 par value, authorized 10,000,000 shares, issued and outstanding 4,604,563 and 3,095,784 at December 31, 2016 and 2015, respectively	45	30
Additional paid in capital	96,116	63,796
Retained earnings	13,492	12,105
Accumulated other comprehensive (loss) income, net of tax effect	(165)	16
Total stockholders’ equity	109,491	75,952
Total liabilities and stockholders’ equity	$1,220,301	$964,788

See accompanying notes to consolidated financial statements.

F-32

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2016 and 2015

(Dollar amounts in thousands, except per share data)

	2016	2015
Interest and dividend income:
Loans, including fees	$42,360	$31,110
Securities:
Taxable	886	1,024
Tax-exempt	30	31
Money market funds, and commercial paper	142	110
Other interest and dividends	737	407
Total interest income	44,155	32,682
Interest expense:
Deposits	4,877	3,805
Borrowed funds	1,212	1,455
Total interest expense	6,089	5,260

Net interest income	38,066	27,422
Provision for loan losses	8,060	2,015
Net interest income after provision for loan losses	30,006	25,407

Non-interest income:
Service charges on deposit accounts	876	754
Other service charges and fees	1,179	476
Loan prepayment penalties	402	700
Debit card income	2,926	2,568
Net gains on securities transactions	40	-
Total non-interest income	5,423	4,498

Non-interest expenses:
Compensation and benefits	17,010	13,221
Bank premises and equipment	3,985	3,620
Professional fees	1,595	1,360
FDIC assessment	675	554
Core processing expenses	862	788
Directors fees	611	540
Insurance expense	333	363
Other expenses	2,300	2,631
Total non-interest expense	27,371	23,077

Net income before income tax expense	8,058	6,828
Income tax expense	3,045	2,559
Net Income	$5,013	$4,269

Earnings per common share
Basic	$0.43	$1.54
Diluted	$0.43	$1.54

See accompanying notes to consolidated financial statements.

F-33

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2016 and 2015

(Dollar amounts in thousands, except per share data)

	2016	2015
Net Income	$5,013	$4,269

Other comprehensive loss
Unrealized gains/losses of securities:
Unrealized holding loss arising during the period	(268)	(220)
Reclassification adjustment for net gains included in net income	(40)	-
	(308)	(220)
Tax effect	(127)	(107)
Net of Tax	(181)	(113)

Comprehensive income	$4,832	$4,156

See accompanying notes to consolidated financial statements.

F-34

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2016 and 2015

(Dollar amounts in thousands, except per share data)

	Preferred Stock, Class A		Preferred Stock, Class B		Common Stock		Additional Paid-in	Retained	AOCI (Loss),
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Net	Total
Balance at January 1, 2015	415,248	$4	60,000	$1	2,321,615	$23	$50,750	$7,836	$129	$58,743
Conversion of preferred stock to common stock	(24,204)	-	-	-	13,447	-	-	-	-	-
Issuance of common stock, net	-	-		-	722,222	7	12,599	-	-	12,606
Restricted stock	-	-	-	-	38,500	-	-	-	-	-
Employee stock-based compensation expense	-	-	-	-	-	-	447	-	-	447
Net income	-	-	-	-	-	-	-	4,269	-	4,269
Other comprehensive loss	-	-	-	-	-	-	-	-	(113)	(113)
Balance at December 31, 2014	391,044	4	60,000	1	3,095,784	30	63,796	12,105	16	75,952
Purchase and retirement of treasury preferred stock	(123,924)	(1)	-	-	-	-	(1,238)	(161)	-	(1,400)
Preferred stock - redemption	(267,120)	(3)	-	-	-	-	(2,624)	(45)	-	(2,672)
Conversion of preferred stock to common stock	-	-	(60,000)	(1)	60,000	1	-	-	-	-
Issuance of preferred stock, net	-	-	272,636	3	-	-	5,500	-	-	5,503
Issuance of common stock, net	-	-	-	-	1,374,112	14	28,354	-	-	28,368
Restricted stock	-	-	-	-	74,667			-	-	-
Class A preferred stock - dividend payment	-	-	-	-	-	-	-	(3,420)	-	(3,420)
Employee stock-based compensation expense	-	-	-	-	-	-	2,328	-	-	2,328
Net income	-	-	-	-	-	-	-	5,013	-	5,013
Other comprehensive loss	-	-	-	-	-	-	-	-	(181)	(181)
Balance at December 31, 2016	-	-	272,636	3	4,604,563	45	96,116	13,492	(165)	109,491

See accompanying notes to consolidated financial statements.

F-35

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016 and 2015

(Dollar amounts in thousands, except per share data)

	2016	2015
Cash flows from operating activities:
Net income	$5,013	$4,269
Adjustments to reconcile net income to net cash:
Depreciation and amortization	785	696
Net amortization on securities	355	492
Gain on sale of securities	(40)	-
Provision for loan losses	8,060	2,015
Net change in deferred loan fees	(15)	(1,006)
Deferred income tax benefit	(913)	(455)
Stock-based compensation expense	2,328	447
Net change in:
Accrued interest receivable	(434)	(628)
Accounts payable, accrued expenses and other liabilities	5,327	(1,383)
Accounts receivable	(4,550)	245
Receivable from prepaid card programs	(187)	3,703
Prepaid expenses and other assets	(1,171)	(2,952)
Net cash provided by operating activities	14,558	5,443

Cash flows from investing activities:
Loan originations and payments, net	(240,420)	(184,597)
Purchases of other investments	(182)	(5,368)
Purchase of securities available for sale	(1,546)	-
Proceeds from sales and calls of securities available for sale	2,771	-
Proceeds from paydowns and maturities of securities available for sale	8,378	9,491
Purchase of securities held to maturity	(2,684)	(5,151)
Proceeds from paydowns of securities held to maturity	1,198	283
Purchase of premises and equipment, net	(1,180)	(1,732)

Net cash used in investing activities	(233,665)	(187,074)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	28,368	12,606
Proceeds from issuance of preferred stock, net	5,503	-
Purchase and retirement of treasury preferred stock	(1,400)	-
Redemption of preferred stock, net	(2,672)	-
Payment of preferred stock dividend	(3,420)	-
Proceeds from FHLB advances	120,000	97,426
Repayments of FHLB advances	(137,729)	(65,202)
Net increase in deposits	227,741	156,793
Net cash provided by financing activities	236,391	201,623

Increase in cash and cash equivalents	17,284	19,992
Cash and cash equivalents at the beginning of the period	65,647	45,655
Cash and cash equivalents at the end of the period	$82,931	$65,647

Supplemental information:

Cash paid during the year for:
Interest	$6,182	$5,025
Taxes	$5,270	$3,265

See accompanying notes to consolidated financial statements.

F-36

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Metropolitan Bank Holding Corp. (a New York corporation) (the “Company”) is a bank holding company whose principal activity is the ownership and management of Metropolitan Commercial Bank (the “Bank”), its wholly-owned subsidiary. The Bank’s primary market is the New York metropolitan area. The Bank offers a traditional range of services to individuals, businesses and others needing banking services. Its primary lending products are commercial mortgages and commercial and industrial loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customer’s ability to repay their loans is dependent on the real estate and general economic conditions of the area. The Bank’s primary deposit products are checking, savings, and term deposit accounts, and its deposit accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) under the maximum amounts allowed by law. The Bank commenced operations on June 22, 1999.

The Bank faces competition from numerous existing New York bank holding companies, commercial banks and savings banks which have been in business for many years and have established customer bases. Competition also comes from a variety of other non-bank businesses that offer financial services. Many of these competitors operate in the same geographic market in which the Bank operates, are well-known with long-standing relationships and businesses and individuals in the communities, and are substantially larger with greater resources than the Bank.

The Company is subject to regulations of certain state and federal agencies and, accordingly, is periodically examined by those regulatory authorities. As a consequence of the extensive regulation of commercial banking activities, the Company’s business is susceptible to being affected by state and federal legislation and regulations.

A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Presentation: The accounting and reporting policies of the Company conform with U.S generally accepted accounting principles and predominant practices within the U.S. banking industry. The consolidated financial statements include the accounts of the Company and the Bank. All intercompany balances and transactions have been eliminated.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Cash Flows: Cash and cash equivalents are defined as cash on hand and amounts due from banks and money market funds. Net cash flows are reported for customer loan and deposit transactions, and other investments.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

(Continued)
F-37

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method. Gains and losses on sales of securities are recognized in the consolidated statements of operations upon sale.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Accounts Receivable & Receivable from Prepaid Card Programs, Net:  Accounts receivable, net were $5,420,000 and $870,000 as of December 31, 2016 and 2015, which primarily consisted of the Bank’s in-transit items and trade accounts receivable from prepaid debit card programs, and other miscellaneous receivables.  Receivables from prepaid card program, net were $7,566,000 and $745,000 as of December 31, 2016 and 2015, respectively. The receivables were predominantly government scheduled payments including financial assistance programs and pensions.  The Automated Clearing House (ACH) files were accepted in advance by the Federal Reserve Bank, and the Bank was able to verify that these funds were transferred with the Federal Reserve ACH reports within three business days after December 31, 2016. Management believes all outstanding receivables are fully collectible as of December 31, 2016 and 2015.

Revenue Recognition: Revenue is recognized when the related services have been provided and amounts have been earned. Prepaid debit card income consists of monthly maintenance fees, ATM fees, point-of-sale transaction fees, and other revenues. The Company recognizes revenue related to maintenance fees from cardholders on a monthly basis, ATM fees from cardholders when customers withdraw money at certain ATMs, and point-of-sale transaction fees when customers use the cards for purchases, in accordance with the terms and conditions in the cardholder agreements.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

(Continued)
F-38

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans and Allowance for Loan Losses: Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances, adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

The allowance for loan losses is maintained at an amount management deems adequate to cover probable incurred credit losses. In determining the level to be maintained, management evaluates many factors, including current economic trends, industry experience, historical loss experience, industry loan concentrations, the borrower’s ability to repay and repayment performance and estimated collateral values.

Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired.

A loan is considered to be impaired when it is probable that the Bank will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. All commercial and commercial real estate loans are individually evaluated for credit risk at least annually, and all classified loans are individually evaluated for impairment quarterly. Large groups of smaller balance homogenous loans such as residential real estate loans are collectively evaluated for impairment, and accordingly, are not separately evaluated for impairment disclosures unless the individual loan is classified.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Bank determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

(Continued)
F-39

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The general component of the allowance covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Bank over a rolling two-year period. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects on any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified: Construction Loans, Commercial Real Estate Loans, Multi-Family Real Estate Loans, One-to-Four Family Real Estate Loans, Commercial & Industrial Loans and Consumer Loans.

The risk characteristics of each of the identified portfolio segments are as follows:

Construction – Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, additional funds may be required to be advanced in excess of the amount originally committed to permit completion of the building.

If the estimate of value proves to be inaccurate, the value of the building may be insufficient to assure full repayment if liquidation is required. If foreclosure is required on a building before or at completion due to a default, there can be no assurance that all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs will be recovered.

Commercial Real Estate – Commercial real estate loans are secured by nonresidential real estate and generally have larger balances and involve a greater degree of risk than residential real estate loans. Repayment of commercial real estate loans depends on the global cash flow analysis of the borrower and the net operating income of the property, the borrower’s expertise, credit history and profitability, and the value of the underlying property. Of primary concern in commercial real estate lending is the borrower’s creditworthiness and the cash flow from the property. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. Commercial real estate is also subject to adverse market conditions that cause a decrease in market value or lease rates, obsolescence in location or function and market conditions associated with oversupply of units in a specific region.

Multi-family Real Estate – Multi-family real estate loans are secured by multi-family real estate and generally have larger balances and involve a greater degree of risk than residential real estate loans. Repayment of multi-family real estate loans depends on the cash flow analysis of the property, occupancy rates, and unemployment rates, combined with the net operating income of the property, the borrower’s expertise, credit history and profitability, and the value of the underlying property. Payments on these loans depend on successful operation and management of the properties, and repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

(Continued)
F-40

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

One-to-Four Family Real Estate – One-to-four family loans are generally made on the basis of the borrower’s ability to make repayment from his or her employment income or other income, and which are secured by real property whose value tends to be more easily ascertainable. Repayment of one-to-four family loans is subject to adverse employment conditions in the local economy leading to increased default rates and decreased market values from oversupply in a geographic area. In general, these loans depend on the borrower’s continuing financial stability and, therefore, are likely to be adversely affected by various factors, including job loss, divorce, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial & Industrial – Commercial & Industrial loans are generally of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Furthermore, any collateral securing such loans may depreciate over time, may be difficult to appraise, and may fluctuate in value.

Consumer – The Bank formed a Consumer Lending Joint Venture with Bankers HealthCare Group (BHG) and made loans to Licensed Medical Professionals for consumer purposes on an unsecured basis. As a result, repayment of such loans may be subject, to a greater extent than loans secured by collateral, to the financial condition of the borrower. These fully self-liquidating term loans have durations of no longer than 121 months and are in amounts not greater than $156,000 per loan.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary, based on changes in economic conditions or any other factors used in management’s determination. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Interest income on loans is accrued and credited to operations based upon the principal amounts outstanding. Loans are placed on non-accrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Delinquent status is based on the contractual terms of the loan. Any unpaid interest previously accrued on those loans is reversed from income. Interest payments received on such loans are applied as a reduction of the loan principal balance when the collectability of principal, wholly or partially, is in doubt. Interest payments received may be deferred on nonaccrual loans in which the principal balance is deemed to be collectible. Interest income is recognized when all the principal and interest amounts contractually due are brought current and the loans are returned to accrual status.

Goodwill: Goodwill and certain other intangibles generally arise from business combinations accounted for under the purchase method of accounting. Goodwill and other intangibles deemed to have indefinite lives generated from business combinations are not subject to amortization and are instead tested for impairment not less than annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company has selected December 31 as the date to perform the annual impairment test.

The goodwill of $9,733,000 is associated with a purchase of prepaid debit card business. The Company performed an impairment assessment, and determined that no impairment of goodwill exists as of December 31, 2016 and 2015.

(Continued)
F-41

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of options. The market price of the Company’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Concentrations of Credit Risk: Financial instruments, which potentially subject the Bank to concentration of credit risk, consist primarily of temporary cash investments including due from banks, interest-bearing deposits with banks and real estate loans receivable. A significant portion of real estate loans are collateralized by property in the New York Metropolitan area. The ultimate collectability of these loans may be susceptible to changes in the real estate market in this area.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the assets by the straight-line method with useful lives ranging from three to ten years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated lives of the improvements.

Other Investments: Other investments includes Federal Reserve Bank (“FRB”) stock, Federal Home Loan Bank (“FHLB”) stock, and investments in the Solomon Hess SBA Loan Fund. The Bank is a member of the FRB and the FHLB systems. Members are required to own a certain amount of stock based on the level of borrowings and other factors. FRB and FHLB stock are carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income. The Bank invested in a SBA Loan Fund for the purpose of satisfying its Community Reinvestment Act (the “CRA”) lending requirements. An investor can redeem its interest in the Fund for the balance of its capital account at any quarter end assuming the investor provides the Fund 60 days’ notice. The investment in this Fund is recorded at cost and periodically evaluated for impairment. The Company holds FRB and FHLB stock of $7,588,000 and $7,406,000, and a SBA Loan Fund investment of $5,000,000 and $5,000,000 as of December 31, 2016 and 2015, respectively.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank (“FRB”) was required to meet regulatory reserve and clearing requirements. Total amounts on deposit with the FRB were $57.3 million and $56.7 million as of December 31, 2016 and 2015, respectively. There was $659,000 and $657,000 of cash pledged for a collateral account as of December 31, 2016 and 2015, respectively.

In addition, there was $3.6 million and $5.7 million of cash held in escrow for debit card program managers as of December 31, 2016 and 2015, respectively.

(Continued)
F-42

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per Common Share: Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during the applicable period, excluding outstanding participating securities. Diluted earnings per common share is computed using the weighted average number shares determined for the basic computation plus the dilutive effect of potential common shares issuable under certain stock compensation plans. Unvested share-based payments awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of earnings per share pursuant to the two-class method. The Company has determined that its outstanding non-vested stock awards are participating securities.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The primary temporary difference relates to allowance for loan losses. A valuation allowance is recorded, as necessary, to reduce deferred tax assets to an estimated amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Reclassifications: Some items in the prior year financial statements may have been reclassified to conform to the current presentation. Reclassification had no effect on prior year net income or stockholders’ equity.

(Continued)
F-43

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Recently Issued Accounting Standards: Pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”), Emerging Growth Company (“EGC”) is permitted to elect to adopt new accounting guidance using adoption dates of nonpublic entities. The Company elected delayed effective dates of recently issued accounting standards.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606).  ASU 2014-09 impacts any entity that either enters into contracts with customers to transfer goods or services, or that enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance or lease contracts).  Under ASU 2014-09, an entity is required to recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  ASU 2014-09 also requires disclosure of sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, as well as qualitative and quantitative disclosure related to contracts with certain customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract.  In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal Versus Agent Consideration - Reporting Revenue Gross Versus Net. The amendments in ASU 2016-08 affect the guidance in ASU 2014-09.  Both ASU 2014-09 and ASU 2016-08 are effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is evaluating the potential impact on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, an amendment to Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). The objectives of the ASU are to: (1) require equity investments to be measured at fair value, with changes in fair value recognized in net income, (2) simplify the impairment assessment of equity investments without readily determinable fair values, (3) eliminate the requirement to disclose methods and significant assumptions used to estimate fair value for financial instruments measured at amortized cost on the balance sheet, (4) require the use of the exit price notion when measuring the fair value of financial instruments, and (5) clarify the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The amendments in this ASU are effective for nonpublic business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires companies that lease valuable assets to recognize on their balance sheets the assets and liabilities generated by contracts longer than a year. The amendments in this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, however, early adoption is permitted. Under ASU 2016-02, the Company will recognize a right-of-use asset and a lease obligation liability on the consolidated balance sheet, which will increase the Company’s assets and liabilities.  The Company is evaluating other potential impact of ASU 2016-02 on its consolidated financial statements.

(Continued)
F-44

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The objectives of the ASU are to simplify accounting for the tax consequences of a stock payment and amend the manner in which excess tax benefits and a business's payments to satisfy the tax obligation for recipients of the shares should be classified. The amendments: (i) allow companies to estimate the number of stock awards they expect to vest, and (ii) revise the withholding requirements for classifying stock awards as equity. For all nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018.   Management expects ASU 2016-09 will not have a significant impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), which requires the measurement of all expected credit losses for financial assets held at the reporting date be based on historical experience, current condition, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates.  This guidance also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For the Company, this guidance is effective for fiscal years and interim periods beginning after December 31, 2020. The Company is currently evaluating this guidance to determine the impact on its consolidated financial statements. The Company expects to recognize a one-time cumulative effect increase to the allowance for loan losses as of the beginning of the reporting period in which the ASU takes effect, however, cannot yet determine the magnitude of the impact on the consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), which provides guidance on eight specific cash flow issues in order to reduce diversity in the manner in which certain cash receipts and cash payments are presented and classified in the statements of cash flows. The amendments in this ASU are effective for nonpublic business entities fiscal years beginning after December 15, 2019, however, early adoption is permitted. Management expects ASU 2016-15 will not have a significant impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the second step in the goodwill impairment test which requires an entity to determine the implied fair value of the reporting unit’s goodwill. Instead, an entity should recognize an impairment loss if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, with the impairment loss not to exceed the amount of goodwill allocated to the reporting unit. The standard is effective for the Company beginning January 1, 2020, with early adoption permitted for goodwill impairment tests performed after January 1, 2017. The Company expects to early adopt this standard in our next goodwill impairment test cycle in 2017. Management expects ASU 2017-04 will not have a significant impact on its consolidated financial statements.

In March 2017, the FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities, which shortens the amortization period for the premium on certain purchased callable debt securities to the earliest call date. Today, entities generally amortize the premium over the contractual life of the security. The new guidance does not change the accounting for purchased callable debt securities held at a discount as discounts continue to be amortized to maturity. ASU No. 2017-08 is effective for interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The guidance includes a modified retrospective transition approach under which a cumulative-effect adjustment will be made to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. Management expects ASU 2017-08 will not have a significant impact on its consolidated financial statements.

(Continued)
F-45

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 2 - INVESTMENT SECURITIES

The following table summarizes the amortized cost and fair value of securities available-for-sale and securities held-to-maturity at December 31, 2016 and 2015 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) and gross unrecognized gains and losses (dollars in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2016	Cost	Gains	Losses	Value
Residential mortgage-backed securities	$29,152	$165	$(290)	$29,027
Residential collateralized mortgage obligations	5,233	-	(130)	5,103
Municipal bond	1,122	14	-	1,136
CRA mutual fund	2,115	-	(52)	2,063
Total securities available-for-sale	$37,622	$179	$(472)	$37,329

		Gross	Gross
	Amortized	Unrecognized	Unrecognized	Fair
	Cost	Gains	Losses	Value
Residential mortgage-backed securities	$6,475	$-	$(81)	$6,394
Foreign government securities	25	-	-	25
Total securities held-to-maturity	$6,500	$-	$(81)	$6,419

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2015	Cost	Gains	Losses	Value
Residential mortgage-backed securities	$39,679	$280	$(165)	$39,794
Residential collateralized mortgage obligations	4,560	-	(111)	4,449
Municipal bond	1,145	29	-	1,174
CRA mutual fund	2,068	-	(18)	2,050
Total securities available-for-sale	$47,452	$309	$(294)	$47,467

		Gross	Gross
	Amortized	Unrecognized	Unrecognized	Fair
	Cost	Gains	Losses	Value
Residential mortgage-backed securities	$4,877	$-	$(4)	$4,873
Foreign government securities	97	-	-	97
Total securities held-to-maturity	$4,974	$-	$(4)	$4,970

(Continued)
F-46

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 2 - INVESTMENT SECURITIES (Continued)

The proceeds from sales and calls of securities and the associated gains and losses are listed below (dollars in thousands):

	2016	2015
Proceeds	$2,771	$-
Gross gains	40	-
Gross losses	-	-

The tax provision related to the net realized gain was $17,000 in 2016.

The amortized cost and fair value of debt securities at year-end December 31, 2016 and 2015 are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mutual funds and mortgage-backed securities are shown separately (dollars in thousands):

	Held to Maturity		Available for Sale
	Amortized	Fair	Amortized	Fair
December 31, 2016	Cost	Value	Cost	Value
Within one year	$-	$-	$-	$-
One to five years	25	25	-	-
Five to ten years	-	-	-	-
Beyond ten years	-	-	1,122	1,136
	25	25	1,122	1,136
Residential mortgage-backed securities	6,475	6,394	29,152	29,027
Residential collateralized mortgage obligations	-	-	5,233	5,103
CRA mutual fund	-	-	2,115	2,063
	$6,500	$6,419	$37,622	$37,329

December 31, 2015
Within one year	$53	$53	$-	$-
One to five years	44	44	-	-
Five to ten years	-	-	-	-
Beyond ten years			1,145	1,174
	97	97	1,145	1,174
Residential mortgage-backed securities	4,877	4,873	39,679	39,794
Residential collateralized mortgage obligations	-	-	4,560	4,449
CRA mutual fund	-	-	2,068	2,050
	$4,974	$4,970	$47,452	$47,467

(Continued)
F-47

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 2 - INVESTMENT SECURITIES (Continued)

There were no securities pledged at year-end 2016 and 2015 to secure borrowings.

At December 31, 2016 and 2015, all of the mortgage-backed securities and collateralized mortgage obligations held by the Bank were issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support.

Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2016 and 2015.

Securities with unrealized losses at years ended 2016 and 2015, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (dollars in thousands):

	Less than 12 Months		12 months or more		Total
December 31, 2016	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Residential mortgage-backed securities	$16,733	$(290)	$-	$-	$16,733	$(290)
Residential collateralized mortgage obligations	2,887	(60)	2,216	(70)	5,103	(130)
CRA mutual fund	-	-	2,063	(52)	2,063	(52)
Total temporarily impaired	$19,620	$(350)	$4,279	$(122)	$23,899	$(472)

Residential mortgage-backed securities	$6,394	$(81)	$-	$-	$6,394	$(81)
Total held-to-maturity	$6,394	$(81)	$-	$-	$6,394	$(81)

December 31, 2015
Residential mortgage-backed securities	$20,232	$(165)	$-	$-	$20,232	$(165)
Residential collateralized mortgage obligations	-	-	4,449	(111)	4,449	(111)
CRA mutual fund	-	-	2,050	(18)	2,050	(18)
Total temporarily impaired	$20,232	$(165)	$6,499	$(129)	$26,731	$(294)

Residential mortgage-backed securities	$-	$-	$4,873	$(4)	$4,873	$(4)
Total held-to-maturity	$-	$-	$4,873	$(4)	$4,873	$(4)

At year-end 2016 and 2015, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders’ equity.

(Continued)
F-48

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 3 - LOANS

Loans, net consist of the following as of December 31 (dollars in thousands):

	2016	2015
Real estate
Commercial	$547,711	$364,802
Construction	29,447	38,447
Multifamily	117,373	118,367
One-to-four family	26,480	37,371
	721,011	558,987

Commercial & Industrial	315,870	258,661
Consumer	18,825	3,825
Total loans	1,055,706	821,473

Deferred Fees	(1,160)	(1,175)
Allowance for loan losses	(11,815)	(9,942)
Balance at the end of period	$1,042,731	$810,356

The Company's loan portfolio includes originated and purchased loans. Originated loans, and purchased loans for which there was no evidence of credit deterioration at their acquisition date and for which it was probable that the Company would be able to collect all contractually required payments, are referred to collectively as "loans". The Company originates commercial business, commercial real estate, land, multi-family real estate, real estate construction, residential real estate, agricultural and other consumer loans. At December 31, 2016 and 2015, the Company had no loans to foreign domiciled businesses or foreign countries, or loans related to highly leveraged transactions. Substantially all of the mortgage loans in the Company's portfolio are secured by properties located in the New York Metropolitan area and accordingly, the ultimate collectability of a substantial portion of the Company's loan portfolio is susceptible to changes in the local economic conditions in these markets. Loans and extensions of credit outstanding at one time to one borrower are generally limited by federal regulations to 15% of the Bank's shareholders' equity, excluding accumulated other comprehensive income (loss). The Company considers its loan portfolio to have no exposure to sub-prime mortgage loans since the Company has not historically engaged in this type of lending.

The following tables represent the changes in the allowance for loan losses for the years ended December 31, 2016, and 2015, by portfolio segment, as defined under FASB ASC 310-10. The portfolio segments represent the categories that the Bank uses to determine its allowance for loan losses.

(Continued)
F-49

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 3 - LOANS (Continued)

December 31, 2016	Commercial Real Estate	Commercial & Industrial	Construction	Multi Family	One-to-four Family	Consumer	Total
Allowance for loan losses:
Beginning balance	$3,650	$4,254	$589	$986	$444	$19	9,942
Provision (credit) for loan losses	1,556	6,640	(180)	(366)	322	88	8,060
Loans charged-off	-	(5,530)	-	-	(659)	-	(6,189)
Recoveries	-	-	-	-	2	-	2
Total ending allowance balance	$5,206	$5,364	$409	$620	$109	$107	$11,815

December 31, 2015	Commercial Real Estate	Commercial & Industrial	Construction	Multi Family	One-to-four Family	Consumer	Total
Allowance for loan losses:
Beginning balance	$3,283	$3,106	$269	$778	$480	$-	$7,916
Provision (credit) for loan losses	367	1,148	320	208	(47)	19	2,015
Loans charged-off	-	-	-	-	-	-	-
Recoveries	-	-	-	-	11	-	11
Total ending allowance balance	$3,650	$4,254	$589	$986	$444	$19	$9,942

Total charge offs were $6.19 million and $0 during the years ended December 31, 2016 and December 31, 2015 respectively. Included in the charge offs for the year ended December 31, 2016, was a write down associated with taxi medallion loans of $5.12 million. Unpaid principal balance on the taxi-medallion loan amounts to $3.66 million and is classified as a non-performing loan as of December 31, 2016.

(Continued)
F-50

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 3 - LOANS (Continued)

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment based on impairment method as of December 31, 2016 and 2015 (dollars in thousands):

December 31, 2016	Commercial Real Estate	Commercial & Industrial	Construction	Multi Family	One-to-four Family	Consumer	Total
Allowance for loan losses:
Individually evaluated for impairment	$-	$366	$-	$-	$10	$-	$376
Collectively evaluated for impairment	5,206	4,998	409	620	99	107	$11,439
Total ending allowance balance	$5,206	$5,364	$409	$620	$109	$107	$11,815

Loans:
Individually evaluated for impairment	$5,504	$4,915	$-	$-	$1,130	$-	$11,549
Collectively evaluated for impairment	542,207	310,955	29,447	117,373	25,350	18,825	1,044,157
Total ending loan balance	$547,711	$315,870	$29,447	$117,373	$26,480	$18,825	$1,055,706

December 31, 2015	Commercial Real Estate	Commercial & Industrial	Construction	Multi Family	One-to-four Family	Consumer	Total
Allowance for loan losses:
Individually evaluated for impairment	$-	$134	$-	$-	$293	$-	$427
Collectively evaluated for impairment	3,650	4,120	589	986	151	19	$9,515
Total ending allowance balance	$3,650	$4,254	$589	$986	$444	$19	$9,942

Loans:
Individually evaluated for impairment	$1,806	$3,358	$-	$5,971	$1,788	$-	$12,923
Collectively evaluated for impairment	362,996	255,303	38,447	112,396	35,583	3,825	808,550
Total ending loan balance	$364,802	$258,661	$38,447	$118,367	$37,371	$3,825	$821,473

(Continued)
F-51

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 3 – LOANS (Continued)

The following table presents information related to loans determined to be impaired by class of loans as defined by FASB ASC No. 310, “Receivables” with an allowance allocated as of and for the years ended December 31, 2016 and 2015 (dollars in thousands):

December 31, 2016	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With an allowance recorded:
Commercial & industrial	$8,783	$3,660	$366	$6,330	$207	$207
One-to-four family	694	565	10	565	21	21
Total	$9,477	$4,225	$376	$6,895	$228	$228

Without an allowance recorded:
Commercial real estate	$5,974	$5,504	$-	$5,814	$267	$267
Commercial & industrial	1,255	1,255	-	1,340	54	54
One-to-four family	713	565	-	565	23	23
Total	$7,942	$7,324	$-	$7,719	$344	$344

December 31, 2015	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With an allowance recorded:
Commercial & industrial	$1,933	$1,933	$134	$1,983	$136	$136
One-to-four family	1,694	1,223	293	1,223	21	21
Total	$3,627	$3,156	$427	$3,206	$157	$157

Without an allowance recorded:
Commercial real estate	$2,155	$1,806	$-	$1,833	$93	$93
Commercial & industrial	1,425	1,425	-	1,510	61	61
Multi-family	5,971	5,971	-	6,010	235	235
One-to-four family	713	565	-	565	21	21
Total	$10,264	$9,767	$-	$9,918	$410	$410

Interest on non-accrual loans not recognized was $57,000 and $158,000 for the years ended December 31, 2016 and 2015, respectively. Non-accrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

For a loan to be considered impaired, management determines after review whether it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. Management applies its normal loan review procedures in making these judgments. Impaired loans include individually classified nonaccrual loans and troubled debt restructurings (“TDRs”). For impaired loans, the Bank evaluates the impairment of the loan in accordance with FASB ASC 310-10-35-22. Impairment is determined based on the present value of expected future cash flows discounted at the loan’s effective interest rate. For loans that are collateral dependent, the fair value of the collateral is used to determine the fair value of the loan. The fair value of the collateral is determined based on recent appraised values. The fair value of the collateral or present value of expected cash flows is compared to the carrying value to determine if any write-down or specific loan loss allowance allocation is required.

(Continued)
F-52

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 3 - LOANS (Continued)

The following tables present the recorded investment in non-accrual loans and loans past due over 90 days still on accrual by class of loans as of December 31, 2016 and 2015 (dollars in thousands):

December 31, 2016	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Commercial & Industrial	$3,660	$-

December 31, 2015	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Commercial Real Estate	$1,373	$-
Commercial & Industrial	46
One-to-four family	659	-
Total	$2,078	$-

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2016 and 2015 (dollars in thousands):

December 31, 2016	30-59 Days	60-89 Days	Greater than 90 days	Total Past Due	Loans not Past Due	Total
Commercial Real Estate	$-	$958	$-	$958	$546,753	$547,711
Commercial & Industrial	14	3,922	-	3,936	311,934	315,870
Construction	-	-	-	-	29,447	29,447
Multi Family	-	-	-	-	117,373	117,373
One-to-four Family	-	-	-	-	26,480	26,480
Consumer	-	34	-	34	18,791	18,825
Total	$14	$4,914	$-	$4,928	$1,050,778	$1,055,706

December 31, 2015	30-59 Days	60-89 Days	Greater than 90 days	Total Past Due	Loans not Past Due	Total
Commercial Real Estate	$-	$-	$-	$-	$364,802	$364,802
Commercial & Industrial	-	-	46	46	258,615	258,661
Construction	-	-	-	-	38,447	38,447
Multi Family	-	-	-	-	118,367	118,367
One-to-four Family	-	-	659	659	36,712	37,371
Consumer	-	-	-	-	3,825	3,825
Total	$-	$-	$705	$705	$820,768	$821,473

(Continued)
F-53

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 3 – LOANS (Continued)

Troubled Debt Restructurings:

Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Included in impaired loans at year-end 2016 and 2015 were $7.9 million and $12.3 million of loans modified in troubled debt restructurings. The Bank has allocated $10,000 and $153,000 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2016 and 2015, respectively. The Bank has not committed to lend additional amounts as of December 31, 2016 and 2015, to customers with outstanding loans that are classified as troubled debt restructurings.

During the years ended December 31, 2016 and 2015, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk. Modifications involving a reduction of the stated interest rate and/or an extension of the maturity date were for a period of three to five years.

The following table presents loans by class modified as troubled debt restructurings that occurred during the years ended December 31, 2016 and 2015 (dollars in thousands):

December 31, 2016	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled debt restructurings:
Commercial Real Estate	1	3,875	3,875
Total	1	$3,875	$3,875

December 31, 2015	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled debt restructurings:
Commercial & Industrial	1	$1,933	$1,933
Total	1	$1,933	$1,933

In 2016 and 2015, there were no loans modified as troubled debt restructurings for which there was a payment default within twelve months following the modification. A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Bank’s internal underwriting policy.

(Continued)
F-54

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 3 – LOANS (Continued)

Credit Quality Indicators:

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes all loans individually by classifying the loans as to credit risk at least annually. An analysis is performed on a quarterly basis for loans classified as special mention, substandard, or doubtful. The Bank uses the following definitions for risk ratings:

Special Mention - Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard - Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-

defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass-rated loans. Based on the most recent analysis performed, the risk category of loans by class of loans is as follows (dollars in thousands):

December 31, 2016	Pass	Special Mention	Substandard	Doubtful	Total
Commercial Real Estate	$542,206	$4,293	$1,212	$-	$547,711
Commercial & Industrial	309,295	2,915	3,660	-	315,870
Construction	29,447	-	-	-	29,447
Multi Family	117,373	-	-	-	117,373
Total	$998,321	$7,208	$4,872	$-	$1,010,401

December 31, 2015	Pass	Special Mention	Substandard	Doubtful	Total
Commercial Real Estate	$353,713	$9,716	$1,373	$-	$364,802
Commercial & Industrial	254,874	1,808	1,979	-	258,661
Construction	34,626	3,821	-	-	38,447
Multi Family	114,367	4,000	-	-	118,367
Total	$757,580	$19,345	$3,352	$-	$780,277

(Continued)
F-55

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 3 - LOANS (Continued)

For one-to-four family loans and consumer loans, the Bank evaluates credit quality based on the aging status of the loan, which was previously presented, and by performance status. Non-performing loans are loans past due over 90 days or more still accruing interests and loans on non-accrual status. The following table presents the recorded investment in one-to-four family and consumer loans based on performance status as of December 31, 2016 and 2015 (dollars in thousands):

December 31, 2016	Performing	Non- Performing	Total
One-to-four family	$26,480	$-	$26,480
Consumer	18,825	-	18,825
Total	$45,305	$-	$45,305

December 31, 2015	Performing	Non- Performing	Total
One-to-four family	$36,712	$659	$37,371
Consumer	3,825	-	3,825
Total	$40,537	$659	$41,196

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows for the years ended December 31, (dollars in thousands):

	2016	2015
Furniture and Equipment (usage life of 3 to 7 years)	$5,973	$5,528
Leasehold Improvements (usage life of 3 to 10 years)	10,012	9,284
	15,985	14,812

Less accumulated depreciation and amortization	(10,950)	(10,172)
Total Premises and Equipment, net	$5,035	$4,640

Depreciation and amortization expense amounted to $785,000 and $696,000 for the years ended December 31, 2016 and 2015, respectively.

(Continued)
F-56

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 5 - DEPOSITS

Deposits consisted of the following for the years ended December 31, (dollars in thousands):

	2016	2015

Noninterest bearing demand accounts	$403,402	$250,373
Money market and savings accounts	499,865	411,393
Total core deposits	903,267	661,766
Time deposits under $250,000	69,188	91,540
Time deposits $250,000 and over	21,325	12,733
Total deposits	$993,780	$766,039

The Bank had $97.3 million and $73.6 million of brokered deposits as of December 31, 2016 and 2015, respectively, which were primarily included in money market and savings accounts.

The following are scheduled maturities of time deposits as of December 31, 2016 (dollars in thousands):

December 31,

2017	$56,363
2018	18,948
2019	14,853
2020	67
2021	282
Total Time Deposits	$90,513

(Continued)
F-57

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 6 - BORROWED FUNDS

Federal Home Loan Bank of New York (“FHLBNY”) Advances: The Bank had outstanding borrowings as of December 31, 2016, under FHLBNY advances that mature over the next five years and thereafter as follows (dollars in thousands):

	Principal	Weighted Average Rate

2017	$66,013	1.73%
2018	12,405	0.81%
2019	-	-
2020	-	-
Thereafter	-	-
Total FHLB Advances	$78,418

At year-end, advances from the Federal Home Loan Bank were as follows:

	2016	2015
Maturing 2016 through 2018, fixed rate at rates from 0.56% to 4.92%, weighted averaging 1.15%	$-	$76,147

Maturing 2017 through 2018, fixed rate at rates from 0.77% to 3.23%, weighted averaging 0.95%	78,418	-
Maturing in 2016, floating rates of 0.72%	-	20,000
Total	$78,418	$96,147

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances from the FHLBNY are collateralized by mortgage loans under a blanket lien agreement in the amount of approximately $204.4 million and $199.1 million as of December 31, 2016 and 2015, respectively. Based on this collateral and the Company’s holdings of FHLB stock, the Company was eligible to borrow approximately an additional $126.0 million and $152.8 million as of December 31, 2016 and 2015, respectively.

There were no secured borrowings related to certain loan participations sold by the Bank as of December 31, 2016 and 2015.

(Continued)
F-58

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 6 - BORROWED FUNDS (Continued)

Junior Subordinated Debentures: On December 7, 2005, the Company established MetBank Capital Trust I, a Delaware statutory trust (“Trust I”). The Company owns all of the common capital securities of Trust I in exchange for contributed capital of $310,000. Trust I issued $10 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust I’s common capital securities, in the Company through the purchase of $10.310 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the “Debentures”) issued by the Company. The Debentures, the sole assets of Trust I, mature on December 9, 2035 and bear interest at a fixed rate of 6.82% for the first five years, then at a floating rate of 3-month LIBOR plus 1.85%. The Debentures are callable after five years. The interest rates were 2.17% and 2.73% as of December 31, 2015 and 2016, respectively.

On July 14, 2006, the Company established MetBank Capital Trust II, a Delaware statutory trust (“Trust II”). The Company owns all of the common capital securities of Trust II in exchange for contributed capital of $310,000. Trust II issued $10 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust II’s common capital securities, in the Company through the purchase of $10.310 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the “Debentures”) issued by the Company. The Debentures, the sole assets of Trust II, mature on October 7, 2036, and bear interest at a fixed rate of 7.61% for the first five years, then at a floating rate of three-month LIBOR plus 2.00%. The Debentures are callable after five years. The interest rates were 2.32% and 2.88% as of December 31, 2015 and 2016, respectively.

The Company is not considered the primary beneficiary of these trusts, therefore the trusts are not consolidated in the Company’s financial statements; the subordinated debentures are shown as a liability on the consolidated statements of financial condition. Interest on the subordinated debentures may be deferred by the Company at any time or from time to time for a period not exceeding 20 consecutive quarterly payments (5 years), provided there is no event of default. At the end of the deferral period, the Company must pay accrued interest, at which point it may elect a new deferral period provided that no deferral may extend beyond maturity.

The investments in the common capital securities of Trust I and Trust II are included in other assets on the consolidated statements of financial condition. The subordinated debentures may be included in Tier 1 capital (with certain applicable limitations) under current regulatory guidelines and interpretations.

NOTE 7 - INCOME TAXES

	2016	2015
Current
Federal	$3,466	$2,873
State and local	492	141
	3,958	3,014
Deferred
Federal	(795)	(622)
State and local	(118)	167
	(913)	(455)

	$3,045	$2,559

(Continued)
F-59

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 7 - INCOME TAXES (Continued)

Deferred tax assets and liabilities consist of the following (dollars in thousands):

	2016	2015
Deferred tax assets:
Allowance for loan losses	$4,990	$4,164
Nonaccrual interest income	159	204
Off balance sheet reserves	68	54
Restricted stock	165	150
Tangible asset	36	41
State NOL	-	139
Non-Qualified stock options	251	-
Unrealized loss on securities available for sale	118	-
Total gross deferred tax assets	5,787	4,752

Deferred tax liabilities:
Depreciation and amortization	427	365
Prepaid asset	150	207
Unrealized gain on securities available for sale	-	7
Total gross deferred tax liabilities	577	579

Net deferred tax asset, included in other assets	$5,210	$4,173

The following is a reconciliation of the Company’s statutory federal income tax rate of 34% to its effective tax rate at December 31:

Effective tax rate reconciliation	For the year ended
	December 31, 2016		December 31, 2015
	Tax expense /(benefit)	Rate	Tax expense /(benefit)	Rate
Pretax income at statutory rates	$2,740	34.0%	$2,322	34.0%
State and local taxes, net of federal income	-	3.1	-	-
tax benefit	247		204	3.0
Nondeductible expenses	19	0.2	13	0.2
Stock options	49	0.6	16	0.2
Tax-exempt income, net	(10)	(0.1)	-	-
Other	-	-	4	0.1

Effective income tax expense/rate	$3,045	37.8%	$2,559	37.5%

Metropolitan Bank Holding Corporation and Metropolitan Commercial Bank file consolidated Federal, New York State and New York City tax returns in 2016 and 2015. As of December 31, 2016, there are no unrecognized tax benefits, and the Company does not expect this to significantly change in the next twelve months.

(Continued)
F-60

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 7 - INCOME TAXES (Continued)

The Company and its subsidiary are subject to U.S. federal income tax as well as income tax of the State and City of New York. The Company is no longer subject to examination by the U.S. federal and state or local tax authorities for years prior to 2013.

NOTE 8 - RELATED PARTY TRANSACTIONS

A member of the Board of Directors of the Company is a stockholder of PASL Holding LLC (“PASL”). PASL conducts no business other than the holding of shares of the Company.

A member of the Board of Directors is the managing director of a law firm which acts (1) in connection with certain regulatory and corporate compliance matters and in the preparation of and negotiation of certain contractual vendor arrangements, and (2) as the Bank’s counsel in certain lending transactions. During the years ended December 31, 2016 and 2015, the Bank incurred legal fees of $111,000 and $110,000, respectively, in connection with these services.

Deposits from principal officers, directors, and their affiliates at year-end 2016 and 2015 were $710,000 and $538,000, respectively.

A promissory note of $780,000 was made to an executive officer of the Bank during 2016. The note has a fixed interest rate of 2.125% per annum (determined by reference to the 5-year LIBOR rate in effect on the note date, plus 100 basis points) and interest is payable on the last day of each calendar quarter. The note has a balloon payment term and the due date is August, 15, 2021, with no prepayment penalty. The outstanding balance of the subject loan was $780,000 as of December 31, 2016. There were no loans to related parties as of December 31, 2015.

NOTE 9 - LEASE COMMITMENTS

The Company leases certain branch properties under operating leases. Approximate future minimum rental payments required under all non-cancellable operating leases, before considering renewal options that generally are present, were as follows (dollars in thousands):

Year ending December 31,

2017	$2,142
2018	2,111
2019	2,186
2020	2,177
2021	1,586
Thereafter (and through 2035)	6,059
$16,261

Total rent expense for the years ended December 31, 2016 and 2015, was $2.3 million and $2.0 million, respectively.

(Continued)
F-61

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value.

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to the other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3 inputs). A third party is engaged to obtain the discounted cash flows and the resulting fair value. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available for similar loans and collateral underlying such loans. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairments and adjusted accordingly.

(Continued)
F-62

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below (dollars in thousands):

	Fair Value Measurement At December 31, Using
2016	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Residential mortgage-backed securities	$-	$29,027	$-
Residential collateralized mortgage obligation	-	5,103	-
Municipal bond	-	1,136	-
CRA Mutual Fund	2,063	-	-

2015
Assets:
U.S. Government agency securities	$-	$39,794	$-
Residential mortgage-backed securities	-	4,449	-
Residential collateralized mortgage obligation	-	1,174	-
CRA Mutual Fund	2,050	-	-

There were no transfers between Level 1 and Level 2 during 2016 or 2015.

(Continued)
F-63

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below (dollars in thousands):

		Fair Value Measurements Using:
(In thousands)	Total at December 31, 2016	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:
Commercial and industrial loan	$3,294	$-	$-	$3,294

		Fair Value Measurements Using:
(In thousands)	Total at December 31, 2015	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:
Commercial and industrial loan	$1,800	$-	$-	$1,800
One-to-four family	385	-	-	385

The following table presents quantitative information about level 3 fair value measurements for assets measured at fair value on a non-recurring basis at December 31, 2016 and 2015:

	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
December 31, 2016

Impaired loans – Commercial and industrial loan	$3,294	Market approach	Adjustments for the difference in comparable sales	10.0%

December 31, 2015

Impaired loans – Commercial and industrial loan	$1,800	Market approach	Adjustments for the difference between carrying value of business assets held by the borrower, including receivables and inventory and liquidation value	36.7%

Impaired loans- One-to-four family	$385	Sales comparison approach	Adjustments for the difference in comparable sales	14.5%

(Continued)
F-64

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

As of December 31, 2016, impaired loans with allocated allowance for loan losses, which are assets measured at fair value on a non-recurring basis, using the fair value of the collateral (Level 3 inputs), had a carrying amount of $3,660,000 with a valuation allowance of $366,000, resulting in an increase of provision for loan loss of $42,000 for the year then ended.

As of December 31, 2015, impaired loans with allocated allowance for loan losses, which are assets measured at fair value on a non-recurring basis, using the fair value of the collateral (Level 3 inputs), had a carrying amount of $2,593,000 with a valuation allowance of $408,000, resulting in an increase of provision for loan loss of $299,000 for the year then ended.

Carrying amount and estimated fair values of financial instruments at year end were as follows (dollars in thousands):

	December 31, 2016
		Fair Value Measurement Using:
(In thousands)	Carrying Amount	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial assets:
Cash and due from banks	$82,931	$82,931	$-	$-	$82,931
Securities available for sale	37,329	2,063	35,266	-	37,329
Securities held to maturity	6,500	-	6,419	-	6,419
Loans, net	1,042,731	-	-	1,059,333	1,059,333
Other investments	12,588	N/A	N/A	N/A	N/A
Accrued interest receivable	2,735	-	157	2,578	2,735

Financial liabilities:
Deposits without stated maturities	903,267	903,267	-	-	903,267
Deposits with stated maturities	90,513	-	90,559	-	90,559
FHLB advances	78,418	-	78,872	-	78,872
Junior subordinated debentures	20,620	-	-	19,998	19,998
Accrued interest payable	227	19	62	146	227

(Continued)
F-65

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	December 31, 2015
		Fair Value Measurement Using:
(In thousands)	Carrying Amount	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial assets:
Cash and due from banks	$65,622	$65,622	$-	$-	$65,622
U.S government securities money market fund	25	25	-	-	25
Securities available for sale	47,467	2,050	45,417	-	47,467
Securities held to maturity	4,974	-	4,970	-	4,970
Loans, net	810,356	-	-	827,489	827,489
Other investments	12,406	N/A	N/A	N/A	N/A
Accrued interest receivable	2,301	16	172	2,113	2,301

Financial liabilities:
Deposits without stated maturities	661,766	661,766	-	-	661,766
Deposits with stated maturities	104,273	-	104,094	-	104,094
FHLB advances	96,147	-	96,755	-	96,755
Junior subordinated debentures	20,620	-	-	19,998	19,998
Accrued interest payable	320	12	189	119	320

The methods and assumptions used to estimate fair value are described as follows:

Cash and Due from Banks: Carrying amounts of cash approximate fair value, since these instruments are either payable on demand or have short-term maturities and as such are classified as Level 1.

Securities Available for Sale and Held to Maturity: If available, the estimated fair values are based on independent dealer quotations on nationally recognized securities exchanges and are classified as Level 1. For securities where quoted prices are not available, fair value is based on matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities resulting in a Level 2 classification.

Other Investments: It is not practicable to determine the fair value of FHLB and FRB stock, and investments in Solomon Hess SBA Loan Fund, due to restrictions placed on transferability.

Loans: Fair values of loans, excluding loans held for sale are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality establishing discount factors for these types of loans and resulting in a Level 3 classification. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

Deposits without stated maturities: The Fair values disclosed for demand deposits (e.g. interest and non-interest checking, savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the recording date (i.e., their carrying amount) resulting in a Level 1 price.

(Continued)
F-66

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Deposits with stated maturities: The estimated fair values of certificates of deposit are based on discounted cash flow calculations that use a replacement cost of funds approach to establishing discount rates for certificate of deposit maturities resulting in a Level 2 classification.

FHLB Borrowings: Represents FHLB advances for which the estimated fair values are based on discounted cash flow calculations that use a replacement cost of funds approach to establishing discount rates for funding maturities resulting in a Level 1 classification for all other maturity terms.

Junior Subordinated Debentures: The estimated fair value is based on estimates using market data for similarly risk weighted items and takes into consideration the features of the debentures which is an unobservable input resulting in a Level 3 classification.

Accrued Interest Receivable and Payable: For these short-term instruments, the carrying amount is a reasonable estimate of the fair value resulting in a Level 1, 2 or 3 classification consistent with the underlying asset or liability the interest is associated with.

Off-Balance-Sheet Liabilities: The fair value of off-balance-sheet commitments to extend credit is estimated using fees currently charged to enter into similar agreements. The fair value is immaterial as of December 31, 2016 and 2015.

Fair value estimates are made at specific points in time and are based on existing on-and off-balance sheet financial instruments. These estimates are subjective in nature and dependent on a number of significant assumptions associated with each financial instrument or group of financial instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows, and relevant available market information. Changes in assumptions could significantly affect the estimates. In addition, fair value estimates do not reflect the value of anticipated future business, premiums or discounts that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, or the tax consequences of realizing gains or losses on the sale of financial instruments.

(Continued)
F-67

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 11 - STOCKHOLDERS’ EQUITY

The Class A preferred stock is nonvoting and contains a dividend rate of 8.00% per annum. Dividends are non-cumulative and are payable out of surplus or net profits of the Company when declared by the Company’s Board of Directors, provided that no dividends will be paid on common stock until the Class A preferred stock have received all current dividends and any supplementary dividends. Supplementary dividends can be declared at the Board of Directors’ discretion to make up for unpaid ordinary dividends from prior fiscal years.

During 2015, a shareholder converted a total of 24,204 shares of Class A preferred stock to 13,477 shares of common stock. The Company did not issue any preferred stock in 2015. During 2015, the Company issued 722,222 shares of common stock via a rights offering. Total proceeds net of direct offering cost of $394,000 were $12,606,000.

In February 2016, a shareholder converted a total of 60,000 shares of Class A preferred stock to 60,000 shares of common stock without any monetary exchange.

In April 2016, one of the Company’s Preferred Class A shareholders forfeited 123,924 shares and all rights to these Non-Cumulative Perpetual Preferred Class A shares to the United States Marshals Service. The Company purchased these shares and all rights to these shares from the United States Marshals Office for $1.4 million, equating to a price per share of $11.30. These shares were purchased by the Company as Treasury Preferred Stock and retired in August 2016.

In August 2016, all of the remaining outstanding 267,120 Class A preferred stock were redeemed at the issued price of $10.00 per share, totaling $2,672,000. The Company also paid dividends totaling $3,420,000 on the shares, which represented the dividend rate of 8% for the period from issuance through redemption.

The Series F, Class B preferred stock is nonvoting and with a par value of $0.01 per share. The stock is subordinate and junior to all indebtedness of the Company and to all other series of preferred stock of the Company. The holders of the stock are entitled to receive ratable dividends as provided herein only if and when dividends are concurrently declared and payable on the shares of common shares.

During August 2016, the Company issued 272,636 shares of Series F, Class B preferred stock for a net amount of $5,503,000, and 1,365,969 shares of common stock via a rights offering for a net amount of $28,197,000. The direct offering cost associated with the preferred stock and common stock offering were $710,000. The Company did not issue any preferred stock in 2015.

During 2016, restricted common stock vesting totaled 82,806 shares and 8,143 common shares were sold to directors for $170,000.

(Continued)
F-68

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 12 - STOCK COMPENSATION PLAN

The Company has two share-based compensation plans which are described below.

Stock Option Plan

The Company established the 1999 Stock Option Plan (the “1999 Plan”), as amended, under which certain employees and directors may receive stock options. Stock options are generally granted with an exercise price equal to 100% of the fair value of the common stock at the date of grant. As of December 31, 2016 and 2015, there were no unissued shares of the Company’s common stock authorized for option grants under the Plan.

Equity Incentive Plan

In May 2009 the Company approved the 2009 Equity Incentive Plan (the “2009 Plan”) as a successor to the 1999 Plan. The 2009 Plan permits the granting of restricted shares, incentive stock options (“ISO”), nonqualified stock options, stock appreciation rights, restricted share units and other stock-based awards to employees, directors, officers, consultants, advisors, suppliers and any other persons or entity whose services are considered valuable for up to 423,000 shares. The authorized shares will be new issues upon exercise of any options granted. Under the terms of the 2009 Plan, each option agreement cannot have an exercise price that is less than 100% of the fair value of the shares covered by the option on the date of grant. In the case of an ISO granted to any 10% shareholder, the exercise price shall not be less than 110% of the fair value of the shares covered by the option on the date of grant. In no event shall the exercise price of an option be less than the par value of the shares for which the option is exercisable. In no event shall the exercise period exceed ten years from the date of grant of the option, except, in the case of an ISO granted to a 10% shareholder, the exercise period shall not exceed five years from the date of grant. In the event of a change in control, the Committee may determine that any award then outstanding shall be assumed or an equivalent award shall be substituted by the successor corporation.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities based on historical volatilities of the Company’s common stock are not significant. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. Historically, the Company has not paid a dividend on its common shares and does not expect to do so in the near future. No options were granted in 2016. The fair value of options granted was determined using the following weighted-average assumptions as of grant date:

	2016	2015

Risk-free interest rate	NA	2.19%
Expected term	NA	10 years
Dividend yield	NA	0%

(Continued)
F-69

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 12 - STOCK COMPENSATION PLAN (Continued)

A summary of the status of the Company’s stock option plan and the change during the year is presented below:

	2016		2015
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	289,000	$20.41	260,793	$22.59
Granted	-	-	70,000	18.00
Exercised	-	-	-	-
Cancelled/forfeited	(12,500)	30.00	(41,793)	30.00
Outstanding, end of year	276,500	$19.97	289,000	$20.41
Options vested and exercisable at year-end	276,500	$19.97	110,400	$24.30

Weighted average fair value of options granted during the year		$-		$3.54

Weighted average remaining contractual life (years)		6.25		7.25

There was no unrecognized compensation cost and $622,000 of total unrecognized compensation cost related to non-vested stock options granted under the Plan as of December 31, 2016 and 2015, respectively. Total compensation cost related to stock option plan was $620,000 and $166,000 for 2016 and 2015, respectively. 178,600 shares of stock options were accelerated to vest as part of restructuring an executive management employment agreement, during the third quarter of 2016.

The following table summarizes information about stock options outstanding at December 31, 2016:

	Options Outstanding
Range of Average Exercise Prices	Number Outstanding at December 31, 2016	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$10 – 20	231,000	7.39	$18.00
$21 – 30	45,500	1.90	$30.00
$10 – 30	276,500	6.25	$19.97

(Continued)
F-70

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 12 - STOCK COMPENSATION PLAN (Continued)

The Company issued restricted stock awards to certain key personnel under the 2009 Equity Incentive Plan. Each restricted stock award vests based on vesting scheduled outlined in the award agreement. Restricted stock awards are subject to forfeiture if the holder is not employed by the Company on the vesting date. In 2013, shareholders approved an additional 300,000 shares available under the plan. In 2016, additional shares of 760,000 were authorized. Total shares issuable under the plan are 851,571 and 153,738 at December 31, 2016 and 2015, respectively. There were 77,667 and 38,500 shares issued in 2016 and 2015, respectively. The fair value of the shares granted was estimated on the date of grant based on the most recent equity offering. As of December 31, 2016, there was $795,000 of total unrecognized compensation expense related to the restricted stock awards. The cost is expected to be recognized over a weighted-average period of 3.48 years.

Total compensation cost that has been charged against income for this plan was $1,708,000 and $281,000 for 2016 and 2015, respectively. Out of the total compensation cost related to restricted stocks in 2016, $1,400,000 was associated with the grant and immediate vesting of 66,667 restricted shares. These shares were issued as a part of restructuring an executive management employment agreement, during the third quarter of 2016.

The following table summarizes the changes in the Company’s non-vested restricted stock awards for the year ended December 31, 2016:

	Number of Shares	Weighted Average Grant Date Fair Value

Outstanding, beginning of year	72,777	$18.00
Granted	77,667	20.58
Forfeited	(3,000)	-
Vested	(82,806)	-
Outstanding at December 31, 2016	64,638	$20.42

The total fair value of shares vested is $1,691,000 and $68,000 as of December 31, 2016 and 2015, respectively.

NOTE 13 - EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan for eligible employees. The contribution for any participant may not exceed the maximum amount allowable by law. Each year, the Company may elect to match a percentage of participant contributions. The Company may also elect each year to make additional discretionary contributions to the plan. The total contributions were $268,000 and $221,000 for the year ended December 31, 2016 and 2015, respectively.

(Continued)
F-71

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank had outstanding the following off-balance-sheet financial instruments whose contract amounts represent credit risk as of December 31 (dollars in thousands):

	2016		2015
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate
Undrawn lines of credit	$60,984	$9,890	$74,841	$898
Letters of credit	9,808	-	6,460	-

	$70,792	$9,890	$81,301	$898

A commitment to extend credit is a legally binding agreement to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally expire within 2 years. At December 31, 2016, the Bank’s fixed rate loan commitments are to make loans with interest rates ranging from 3.75% to 8.75% and maturities of one year or more. At December 31, 2015 the Bank’s fixed rate loan commitments were to make loans with interest rates ranging from 3.50% to 8.50% and maturities of one year or more. The amount of collateral obtained, if any, by the Bank upon extension of credit is based on management’s credit evaluation of the borrower. Collateral held varies but may include mortgages on commercial and residential real estate, security interests in business assets, equipment, deposit accounts with the Bank or other financial institutions and securities.

The Bank has stand-by letters of credit in the amount of $9.8 million and $5.8 million included above as of December 31, 2016 and 2015, respectively, for which the Bank has pledged interest-bearing accounts of $4.0 million and $0.7 million as of December 31, 2016 and 2015, respectively. The stand-by letters of credit and the time deposits mature within one year.

(Continued)
F-72

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 15 - REGULATORY CAPITAL

The Holding Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about capital components, risk weightings and other factors. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Bank on January 1, 2015 with full compliance with all of the requirements being fully phased in by January 1, 2019. The capital conservation buffer requirement is being phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and increasing by 0.625% each subsequent January 1, until it reaches 2.5% on January 1, 2019. The net unrealized gain or loss on available for sale securities is not included in the computation of the regulatory capital. Management believes as of December 31, 2016 and 2015, the Holding Company and the Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2016 and 2015, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies.

The following is a summary of actual capital amounts and ratios as of December 31, 2016 and 2015, for the Holding Company and the Bank compared to the requirements for minimum capital adequacy and classification as well capitalized. Actual and required capital amounts (in thousands) and ratios are presented below at year end:

(Continued)
F-73

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 15 - REGULATORY CAPITAL (Continued)

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2016:
Total capital (to risk-weighted assets)
Metropolitan Bank Holding Corp.	$131,895	12.45%	$84,733	≥ 8.00%	N/A	N/A
Metropolitan Commercial Bank	$130,949	12.38%	$84,619	≥ 8.00%	$105,774	≥ 10.00%
Tier I common equity (to risk-weighted assets)
Metropolitan Bank Holding Corp.	114,421	10.80%	47,662	≥ 4.50%	N/A	N/A
Metropolitan Commercial Bank	118,977	11.25%	47,598	≥ 4.50%	$68,753	≥ 6.50%
Tier I capital (to risk-weighted assets)
Metropolitan Bank Holding Corp.	119,923	11.32%	63,549	≥ 6.00%	N/A	N/A
Metropolitan Commercial Bank	118,977	11.25%	63,465	≥ 6.00%	$84,619	≥ 8.00%
Tier I capital (to average assets)
Metropolitan Bank Holding Corp.	119,923	10.49%	45,742	≥ 4.00%	N/A	N/A
Metropolitan Commercial Bank	118,977	10.41%	45,703	≥ 4.00%	$57,128	≥ 5.00%

December 31, 2015:
Total capital (to risk-weighted assets)
Metropolitan Bank Holding Corp.	$94,566	11.98%	$63,125	≥ 8.00%	N/A	N/A
Metropolitan Commercial Bank	$95,183	12.08%	$63,045	≥ 8.00%	$78,806	≥ 10.00%
Tier 1 common equity (to risk-weighted assets)
Metropolitan Bank Holding Corp.	82,353	10.44%	35,508	≥ 4.50%	N/A	N/A
Metropolitan Commercial Bank	85,329	10.83%	35,463	≥ 4.50%	$51,224	≥ 6.50%
Tier 1 capital (to risk-weighted assets)
Metropolitan Bank Holding Corp.	86,219	10.93%	47,344	≥ 6.00%	N/A	N/A
Metropolitan Commercial Bank	85,329	10.83%	47,284	≥ 6.00%	$63,045	≥ 8.00%
Tier 1 capital (to average assets)
Metropolitan Bank Holding Corp.	86,219	9.34%	36,911	≥ 4.00%	N/A	N/A
Metropolitan Commercial Bank	85,329	9.26%	36,871	≥ 4.00%	$46,089	≥ 5.00%

(Continued)
F-74

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 15 - REGULATORY CAPITAL (Continued)

The following is a summary of actual capital amounts and ratios as of December 31, 2016 for the Company and the Bank compared to the requirements for minimum capital adequacy plus the 0.625% capital conservation buffer implemented effective January 1, 2016. No such buffer was required as of December 31, 2015.

	Actual		Minimum for Capital Adequacy plus Capital Conservation Buffer
	Amount	Ratio	Amount	Ratio
December 31, 2016:
Total capital (to risk-weighted assets)
Metropolitan Bank Holding Corp.	$131,895	12.45%	N/A	N/A
Metropolitan Commercial Bank	$130,949	12.38%	91,230	≥ 8.625%
Tier I common equity (to risk-weighted assets)
Metropolitan Bank Holding Corp.	114,421	10.80%	N/A	N/A
Metropolitan Commercial Bank	118,977	11.25%	54,209	≥ 5.125%
Tier I capital (to risk-weighted assets)
Metropolitan Bank Holding Corp.	119,923	11.32%	N/A	N/A
Metropolitan Commercial Bank	118,977	11.25%	70,075	≥ 6.625%
Tier I capital (to average assets)
Metropolitan Bank Holding Corp.	119,923	10.49%	N/A	N/A
Metropolitan Commercial Bank	118,977	10.41%	45,703	≥ 4.000%

(Continued)
F-75

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 16 – EARNINGS PER COMMON SHARE

The computation of basic and diluted earnings per share is shown below (in thousands, except per share data).

	2016	2015
Basic
Net income per consolidated statements of income	$5,013	$4,269
Less: Dividends paid to preferred shareholders	(3420)	-
Less: Earnings allocated to participating securities	(30)	(85)

Net income available to common stockholder	$1,563	$4,184

Weighted average common shares outstanding including participating securities	3,708,734	2,775,152
Less: Weighted average participating securities	(68,708)	(55,347)

Weighted average common shares outstanding	3,640,026	2,719,805

Basic earnings per common share	$0.43	$1.54

Diluted
Net income allocated to common shareholders	$1,563	$4,184

Weighted average common shares outstanding for basic earnings per common share	3,640,026	2,719,805
Add: Dilutive effects of assumed exercise of stock options	33,000	-

Average shares and dilutive potential common shares	3,673,026	2,719,805

Dilutive earnings per commons share	$0.43	$1.54

Stock options for 45,500 and 289,000 shares of common stock were not considered in computing diluted earnings per common share for 2016 and 2015 respectively, because they were antidilutive.

NOTE 17 – SUBSEQUENT EVENTS

On March 8, 2017, Metropolitan Bank Holding Corp. (“MBHC”) closed the issuance of its $25 million subordinated notes at 100% issue price to accredited institutional investors. The notes mature on March 15, 2027 and bear an interest rate of 6.25% per annum. The interest is paid semi-annually on March 15 and September 15 of each year thru March 15, 2022 and quarterly thereafter on March 15, June 15, September 15 and December 15 of each year.

Interest rate from March 15, 2022 to the maturity date shall reset quarterly to an interest rate per annum equal to the then current three month LIBOR (not less than zero) plus 426 basis points, payable quarterly in arrears.

MBHC may redeem the subordinated notes beginning with the interest payment date of March 15, 2022 and on any scheduled interest payment date thereafter. The subordinated notes may be redeemed in whole or in part, at a redemption price equal to 100% of the principal amount of the subordinated notes plus any accrued and unpaid interest.

(Continued)
F-76

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 18 – PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for the Corporation (parent company only) is as follows:

CONDENSED BALANCE SHEETS

	December 31,
	2016	2015
	(in thousands)
Assets:
Cash and due from banks	$818	$1,081
Loans, net of allowance for loan losses	776	-
Investments	620	620
Investment in subsidiary bank, at equity	128,671	95,205
Other assets	11	35

Total assets	$130,896	$96,941

Liabilities:
Junior subordinated debentures	20,620	20,620
Other liabilities	785	369
Total liabilities	21,405	20,989

Stockholders' equity:
Preferred stock	3	5
Common stock	45	30
Surplus	96,116	63,796
Retained earnings	13,492	12,105
Accumulated other comprehensive income (loss), net of tax	(165)	16
Total equity	109,491	75,952

Total liabilities and stockholders’ equity	$130,896	$96,941

(Continued)
F-77

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 18 – PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME

	2016	2015
Income:
Loan	$6	$-
Securities and money market funds	19	25
Total interest income	25	25

Interest expense:
Borrowed funds	539	455
Total interest expense	539	455

Net interest income	(514)	(430)
Provision for loan losses	4	-
Net interest income after provision for loan losses	(518)	(430)
Equity in undistributed earnings of subsidiary bank	5,319	4,526

Income before income tax expense	4,801	4,096
Income tax benefit	(212)	(173)

Net income	$5,013	$4,269

(Continued)
F-78

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 18 – PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2016	2015

Cash Flows From Operating Activities:
Net income	$5,013	$4,269
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Undistributed earnings of subsidiary bank	(5,319)	(4,526)
Provision for loan losses	4	-
Decrease (increase) in other assets	25	(29)
Increase (decrease) in other liabilities	415	26

Net cash provided by (used in) operating activities	138	(260)

Cash Flows From Investing Activities:
Investments in subsidiary bank	(26,000)	(11,400)
Loan to related party	(780)	-

Net cash used in Investing activities	(26,780)	(11,400)

Cash Flows From Financing Activities:
Proceeds from issuance of common stock, net	28,368	12,606
Proceeds from issuance of preferred stock, net	5,503	-
Purchase and retirement of preferred stock	(1,400)	-
Redemption of preferred stock, net	(2,672)	-
Payment of preferred stock dividend	(3,420)	-

Net cash provided by financing activities	26,379	12,606

Net (decrease) increase in cash and cash equivalents	(263)	946
Cash and cash equivalents, beginning of year	1,081	135

Cash and cash equivalents, end of year	$818	$1,081

(Continued)
F-79

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 19 – OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the components of other comprehensive loss balances, net of tax effects at the dates indicated:

(In thousands)	2016	2015
Beginning balance	$16	$129
Net change in other comprehensive income (loss) before reclassification, net of tax	(158)	(113)
Amounts reclassified from accumulated other comprehensive income, net of tax	(23)	-

Net current period other comprehensive loss	(181)	(113)

Ending balance	$(165)	$16

The following represents the reclassifications out of accumulated other comprehensive (loss) income:

(In thousands)	2016	2015	Affected Line item in the Consolidated Statements of Operations
Realized gain on sale of available for sale securities	$40	$-	Net gains on securities transactions
Income tax expense	(17)	-	Income tax expense
Total reclassifications, net of income tax	$23	$-

(Continued)
F-80

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 20 – QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected Consolidated Quarterly Financial Data

	2016 Quarter Ended
(In thousands, except per share amounts)	March 31,	June 30,	September 30,	December 31,
Interest income	$9,929	$10,970	$11,337	$11,919
Interest expense	1,480	1,598	1,519	1,492
Net interest income	8,449	9,372	9,818	10,427
Provision for loan losses	560	1,250	350	5,900
Net interest income after provision for loan losses	7,889	8,122	9,468	4,527
Non-interest income	1,156	1,658	1,321	1,288
Non-interest expense	6,243	6,662	8,267	6,199
Income (loss) before income taxes	2,802	3,118	2,522	(384)
Income tax expense (benefits)	1,138	1,268	1,072	(433)
Net income	$1,664	$1,850	$1,450	$49
Basic earnings per share	$0.53	$0.59	$(0.50)	$0.01
Diluted earnings per share	$0.53	$0.58	$(0.50)	$0.01

	2015 Quarter Ended
(In thousands, except per share amounts)	March 31,	June 30,	September 30,	December 31,
Interest income	$7,404	$7,768	$8,351	$9,159
Interest expense	1,270	1,323	1,308	1,359
Net interest income	6,134	6,445	7,043	7,800
Provision for loan losses	270	350	630	765
Net interest income after provision for loan losses	5,864	6,095	6,413	7,035
Non-interest income	755	1,155	1,321	1,267
Non-interest expense	5,390	5,454	5,523	6,710
Income before income taxes	1,229	1,796	2,211	1,592
Income tax expense	523	687	910	439
Net income	$706	$1,109	$1,301	$1,153
Basic earnings per share	$0.30	$0.43	$0.42	$0.38
Diluted earnings per share	$0.30	$0.43	$0.42	$0.38

F-81

                           shares of Common Stock

Common Stock

Prospectus

                            , 2017

Until                             , 2017, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

PART II:	INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts shown are estimates, except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Listing fees		*
Records management fees and expenses		*
Printing fees and expenses		*
Legal and accounting fees and expenses		*
Transfer agent’s fees		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Reference is made to Sections 721 to 725 of the New York Business Corporation Law (“NYBCL”) which provide for indemnification of directors and officers, subject to certain limitations, for liabilities and expenses in connection with actions or proceedings involving them in such capacity. Pursuant to Section 721 of the NYBCL, no indemnification shall be made to or on behalf of a director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the results of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. Section 402(b) of the NYBCL permits a certificate of incorporation to set forth a provision limiting or eliminating the personal liability of directors to a corporation or its shareholders for damages for any breach of duty in such capacity, provided that no such provision shall eliminate or limit the liability of a director (i) if a judgment or other final adjudication adverse to him or her establishes that his or her acts were in bad faith or involved intentional misconduct or a knowing violation of law or (ii) that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled, or (iii) in certain other cases specified in Section 719 of the NYBCL.

Articles Sixth and Seven of the Certificate of Incorporation of Metropolitan Bank Holding Corp. (the “Corporation”) set forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

SIXTH: No director of the Corporation shall have any personal liability to the Corporation or its shareholders for damage resulting from any breach of such director’s duties as a director of the Corporation, provided that this provision shall not eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the NYBCL.

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SEVENTH: The Corporation shall indemnify any present or former officer or director of the Corporation or the personal representatives thereof, made or threatened to be made a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation, or served any other corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise in any capacity at the request of the Corporation, against judgments, fines (including excise tax assessed on such a person in connection with service to an employee benefit plan), amounts paid in settlement and reasonable expenses, including without limitation, court costs, attorneys’ fees and disbursements and those of accountants and other experts and consultants incurred as a result of such action or proceeding or any appeal therein, all of which expenses as incurred shall be advanced by the Corporation pending the final disposition of such action or proceeding. Such required indemnification shall be subject only to the exception that no indemnification may be made to or on behalf of any director or officer in the event and to the extent that a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled (provided, however, that indemnification shall be made upon any successful appeal of any such adverse judgment or final adjudication). For purposes of this article, the Corporation shall be deemed to have requested such present or former officer or director to serve an employee benefit plan where the performance by such person of his duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan. The foregoing right of indemnification shall not be deemed exclusive of any and other rights to which any such person, his testator or intestate, may be entitled apart from this provision.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding unregistered securities that were sold by the Company within the past three years.

(1)	In the past three years, we have granted 100,000 stock options and 150,783 shares of restricted stock pursuant to our 2009 Equity Incentive Plan to our employees and directors. No underwriter or placement agent was involved in the issuance or sale of any of these securities, and no underwriting discounts or commissions were paid. The issuance and sale of the securities described above were made in reliance upon exemptions from registration requirements under Section 4(a)(2) of the Securities Act and pursuant to Rule 701 promulgated under the Securities Act as a transaction by an issuer not involving any public offering and pursuant to benefit plans and contracts relating to compensation.

(2)	Between March and April 2015, we issued an aggregate of 722,223 shares of common stock to accredited investors, at a price of $18.00, for aggregate consideration of approximately $13.0 million. No underwriter or placement agent was involved in the issuance or sale of any of these securities, and no underwriting discounts or commissions were paid. The securities were issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

(3)	Between June and August 2016, we issued an aggregate of 1,365,969.47619 shares of common stock to accredited investors, at a price of $21.00, for aggregate consideration of approximately $28.68 million. Additionally, on August 11, 2016, we issued 272,636 shares of Class B Non-Voting Preferred Stock to Endicott Opportunity Partners IV, L.P. at a price of $21.00 per share, for aggregate consideration of $5.73 million in a private placement transaction. The placement agent for these transactions was Houlihan Lokey Capital, Inc. The aggregate placement agent commission for these transactions was $450,000. The securities were issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

(4)	On March 8, 2017, we issued an aggregate of $25 Million Fixed-to-Floating Rate Subordinated Notes due 2027 to institutional investors. The placement agent for these transactions was Sandler O'Neill & Partners, L.P. The aggregate placement agent commission for these transactions was $418,563. The securities were issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

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Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement*
3.1	Certificate of Incorporation of Metropolitan Bank Holding Corp.*
3.2	Bylaws of Metropolitan Bank Holding Corp.*
4.1	Form of Common Stock Certificate of Metropolitan Bank Holding Corp.*
4.2	Form of Class B Preferred Stock Certificate of Metropolitan Bank Holding Corp.*
4.3	Certain instruments defining the rights of holders of long-term debt securities of the Company and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. The Company hereby agrees to furnish copies of these instruments to the SEC upon request.
5	Opinion of Luse Gorman, PC regarding legality of securities being registered*
10.1	Registration Rights Agreement, dated August ___, 2016, between Metropolitan Bank Holding Corp. and Endicott Opportunity Partners IV, L.P.*
10.2	Employment Agreement by and among Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Mark R. DeFazio*
10.3	Change of Control Agreement by and between Metropolitan Commercial Bank and Sangeeta Kishore*
10.4	Metropolitan Bank Holding Corp. 2009 Equity Incentive Plan*
21	Subsidiaries of Metropolitan Bank Holding Corp.*
23.1	Consent of Crowe Horwath LLP*
23.2	Consent of Luse Gorman, PC (set forth in Exhibit 5)*
24.1	Power of Attorney (set forth on the signature page to this Registration Statement)*

*	To be filed by amendment.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

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Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York on ____________________, 2017.

METROPOLITAN BANK HOLDING CORP.

By:
Mark R. DeFazio
President and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors of Metropolitan Bank Holding Corp. (the “Company”), severally constitute and appoint Mark R. DeFazio with full power of substitution, our true and lawful attorney and agent, to do any and all things and acts in our names in the capacities indicated below which said Mark R. DeFazio may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company common stock, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Mark R. DeFazio shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

	President and Chief Executive Officer and Director (Principal Executive Officer)	, 2017
Mark R. DeFazio

	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2017
Sangeeta Kishore

	Chairman of the Board	, 2017
David M. Gavrin

	Director	, 2017
Dale Fredston

	Director	, 2017
David Gold

	Director	, 2017
Mark H. Goldberg

	Director	, 2017
Harvey M. Gutman

	Director	, 2017
Terrence J. Mitchell

	Director	, 2017
Robert C. Patent

	Director	, 2017
Maria Ramirez

	Director	, 2017
William Reinhardt

	Director	, 2017
Robert Usdan

	Director	, 2017
George J. Wolf, Jr.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement*
3.1	Certificate of Incorporation of Metropolitan Bank Holding Corp.*
3.2	Bylaws of Metropolitan Bank Holding Corp.*
4.1	Form of Common Stock Certificate of Metropolitan Bank Holding Corp.*
4.2	Form of Class B Preferred Stock Certificate of Metropolitan Bank Holding Corp.*
4.3	Certain instruments defining the rights of holders of long-term debt securities of the Company and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. The Company hereby agrees to furnish copies of these instruments to the SEC upon request.
5	Opinion of Luse Gorman, PC regarding legality of securities being registered*
10.1	Registration Rights Agreement, dated August ___, 2016, between Metropolitan Bank Holding Corp. and Endicott Opportunity Partners IV, L.P.*
10.2	Employment Agreement by and among Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Mark R. DeFazio*
10.3	Change of Control Agreement by and between Metropolitan Commercial Bank and Sangeeta Kishore*
10.4	Metropolitan Bank Holding Corp. 2009 Equity Incentive Plan*
21	Subsidiaries of Metropolitan Bank Holding Corp.*
23.1	Consent of Crowe Horwath LLP*
23.2	Consent of Luse Gorman, PC (set forth in Exhibit 5)*
24.1	Power of Attorney (set forth on the signature page to this Registration Statement)*

*	To be filed by amendment.